Exhibit 99.1

CONTENTS

Independent auditor’s report
Independent Auditor’s Report on the Separate and Consolidated Financial Statements	03

Financial Statements
Balance sheet	09
Statement of income	11
Statement of comprehensive income	12
Statement of cash flows	13
Statement of changes in equity	14
Statement of value added	15

Management Report
Management report

Notes to the separate and consolidated financial statements
1.	Operations	16
2.	Presentation and preparation of the parent company and consolidated financial statements	17
3.	Summary of material accounting policies	18

Assets
4.	Cash and cash equivalents	33
5.	Financial investments and marketable securities	34
6.	Trade accounts receivable	35
7.	Inventories	36
8.	Biological assets	37
9.	Recoverable taxes	38
10.	Notes receivable	40
11.	Advances to suppliers	40
12.	Assets and liabilities held for sale and discontinued operations	40
13.	Deferred income and social contribution taxes	43
14.	Investments	44
15.	Investment property	49
16.	Property, plant and equipment	50
17.	Right-of-use assets	52
18.	Intangible assets	53

Liabilities and Equity
19.	Trade accounts payable	54
20.	Accrued payroll and related charges	55
21.	Taxes payable	63
22.	Loans, financing and debentures	64
23.	Advances from customers	67
24.	Lease payable	68
25.	Notes payable	70
26.	Provision for contingencies	70
27.	Equity	73

Income or Loss
28.	Net sales revenue	78
29.	Costs and expenses by nature	78
30.	Net financial result	79
31.	Earnings (loss) per share	79

Financial instruments
32.	Financial instruments and risk management	79

Taxes on income
33.	Income and social contribution taxes	91

Other information
34.	Segment reporting	91
35.	Insurance coverage	92
36.	Related-party transactions	93
37.	Management compensation	96
38.	Additional information of the cash flow statements	99
39.	Events after the reporting period	100

Audit Committee Opnions and Reports
Opinion on the fiscal council
Summary annual report on the activities of the statutory audit committee
Statutory audit committee’s opinion

Statements
Statement of executive officers on the financial statements
Statement of executive officers on the independent auditors report

(Free translation from the original issued in Portuguese. In the event of any discrepancies, the Portuguese language version shall prevail.)

Independent auditor’s report on the individual and consolidated financial statements

Grant Thornton Auditores
Independentes Ltda.

Av. Eng. Luiz Carlos Berrini, 105 -
12[o] andar Itaim Bibi, São Paulo (SP)
Brasil

T +55 11 3886-5100

To the Management and Shareholders of

Marfrig Global Foods S.A.

São Paulo – SP

Opinion

We have audited the individual and consolidated financial statements of Marfrig Global Foods S.A. (the Company), identified as Parent and Consolidated, respectively, which comprise the statement of financial position as of December 31, 2024, and the income statement, statement of comprehensive income, statement of changes in equity and statement of cash flows for the year then ended, and the corresponding explanatory notes, including material accounting policies and other explanatory information.

In our opinion, the financial statements present fairly, in all material respects, the individual and consolidated financial position of Marfrig Global Foods S.A. as of December 31, 2024, and its individual and consolidated financial performance and individual and consolidated cash flows for the year then ended, in accordance with accounting practices adopted in Brazil and the International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB) (currently denominated IFRS Accounting Standards).

Basis for opinion

We conducted our audit in accordance with Brazilian and International Standards on Auditing (ISAs). Our responsibilities under those standards are further described in the “Auditor’s responsibilities for the audit of the individual and consolidated financial statements” section of our report. We are independent of the Company and its subsidiaries in accordance with the relevant ethical requirements set forth in the Code of Ethics for Professional Accountants and the professional standards issued by the Federal Accounting Council and we have fulfilled our other ethical responsibilities in accordance with these requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

© 2025 Grant Thornton Auditores Independentes Ltda. All rights reserved │ Marfrig │ GTB45163	3

Key audit matters

The key audit matters are those who, in our professional judgment, were the most significant in our audit of current year. These matters were addressed in the context of our audit of the individual and consolidated financial statements as a whole, and when we formed our opinion on these individual and consolidated financial statements, and, accordingly, we do not express a separate opinion on these matters.

1. Evaluation for impairment of goodwill arising from business combinations and intangible assets of defined useful life – Notes No. 3.1.6, 14, and 18

Why the matter was determined to be a KAM

As described in Notes No. 14, “Investments”, and 18, “Intangible Assets”, as of December 31, 2024, the Company had goodwill based on expected future profitability and certain intangible assets with finite useful life recorded in the individual and consolidated financial statements, in the amounts of R$ 498,589 thousand, and R$ 19,127,733 thousand, respectively. The assets in question arise from acquisitions of investments made in the current year and in last years, subject to critical judgments and assessments in determining their recoverability, which take into consideration the generation of future profits, among other assumptions. Based on judgments and assumptions, the Company makes estimates to evaluate the likelihood of occurrence or not of future profits to realize said assets as well as to establish the assumptions and estimates that determine such profits.

By definition, the resulting accounting estimates will rarely be equal to the respective actual results (due to uncertainties and the high degree of judgment inherent in determining these assumptions and estimates). Therefore, the estimates and assumptions involve a significant risk and may require a material adjustment to the carrying amounts of the assets in the individual and consolidated financial statements at the date of the respective evaluations. For this reason, we considered this matter significant and, thus, a key audit matter.

How the matter was addressed in the audit of the financial statements

Our audit procedures included, among others:

●	Evaluate and obtain an understanding of the processes, operating controls and cash flow projections considered in the impairment tests;
●	Involve our corporate finance specialists in the valuation of financial and economic projections, review of mathematical calculations, analysis and understanding of the assumptions and methodology used to calculate and compare information to market expectations, and comparison of information to expectations from previous years and other historical information;
●	Challenge the assumptions calculated by Management, such as interest and economic growth rates, to determine whether the assumptions were adequate, conservative or unrealistic based on economic data and market inputs; and
●	Evaluate the disclosures made by the Company in the individual and consolidated financial statements.

Based on our audit approach and the procedures performed, we understand that the amounts recorded and the criteria and assumptions adopted and disclosed in the financial statements to assess impairment of certain intangible assets, including goodwill, are appropriate in the context of the individual and consolidated financial statements taken as a whole.

© 2025 Grant Thornton Auditores Independentes Ltda. All rights reserved │ Marfrig │ GTB45163	4

2. Realization of federal and state tax credits – Notes No. 9 and 13

Why the matter was determined to be a KAM

As described in Notes 9, “Recoverable taxes”, and 13, “Deferred income and social contribution taxes”, as December 31, 2024, the Company had federal and state tax credits recorded in the individual and consolidated financial statements, in addition to deferred income and social contribution tax assets arising from tax losses, negative social contribution basis and temporarily non-deductible and/or taxable differences, in the amounts of R$ 7,771,818 thousand, and R$ 17,853,778 thousand, respectively. Said tax credits are subject to critical judgments and assessments in determining their recoverability. The accrual of tax credits by companies in the meatpacking industry is inherent in the business, due to the tax incentives granted by Brazilian legislation to exporters.

Management assesses the impairment risk of these assets when the likelihood of using these tax credits is remote, considering the following legal alternatives: (i) offset against other state and federal taxes, under the prevailing tax legislation; (ii) payments to suppliers; (iii) acquisition of equipment, inputs, and consumables by means of negotiation with suppliers; and (iv) request for approval and refund, in kind, of said tax credits. Regarding the deferred income tax asset, based on judgment and assumptions, the Company makes estimates to evaluate the likelihood of occurrence or not of future profits to realize said asset as well as to establish the assumptions and estimates that determine such profits.

By definition, the resulting accounting estimates will rarely be equal to the respective actual results (due to uncertainties and the high degree of judgment inherent in determining these assumptions and estimates). Therefore, the estimates and assumptions involve a significant risk and may require a material adjustment to the carrying amounts of the assets in the individual and consolidated financial statements at the date of the respective evaluations. For this reason, we considered this matter significant and, thus, a key audit matter.

How the matter was addressed in the audit of the financial statements

Our audit procedures included, among others:

●	Analyze the existence of disallowance of any tax credits taken during the year;
●	Obtain a confirmation letter from the Company’s attorneys for the ongoing requests for tax credit refund;
●	Analyze, on a sampling basis, acquisitions of inputs, equipment and payments to suppliers during the year;
●	Evaluate and gain an understanding of the processes, operating controls and cash flow projections considered in the impairment tests and involve our corporate finance specialists in the valuation of financial and economic projections, review of mathematical calculations, analysis and understanding of the assumptions and methodology used to calculate and compare information to market expectations, and comparison of information to expectations from previous years and other historical information;
●	Analyze, on a sampling basis, the federal and state tax credits offset against tax debts of the same nature and evaluate requests for refund filed during the year;
●	Challenge the assumptions calculated by Management, such as interest and economic growth rates, to determine whether the assumptions were adequate, conservative or unrealistic based on economic data and market inputs; and
●	Evaluate the disclosures made by the Company in the individual and consolidated financial statements.

© 2025 Grant Thornton Auditores Independentes Ltda. All rights reserved │ Marfrig │ GTB45163	5

Based on the audit approach and the procedures performed, we understand that the amounts recorded and criteria and assumptions adopted in recording tax credits and respective disclosures are appropriate in the context of the individual and consolidated financial statements taken as a whole.

Other matters

Statements of value added

The individual and consolidated statements of value added (DVA) for the year ended December 31, 2024, prepared under the responsibility of the Company’s management and presented as supplemental information for IFRS purposes, have been subject to auditing procedures which were performed together with the audit of the Company’s financial statements. In forming our opinion, we evaluated if these statements are reconciled to the financial statements and accounting records, as applicable, and if their form and content are in accordance with the criteria defined in NBC TG 09 – Statement of Value Added. In our opinion, these statements of value added were appropriately prepared, in all material respects, according to the criteria defined in said technical pronouncement and are consistent in relation to the individual and consolidated financial statements taken as a whole.

Information other than the individual and consolidated financial statements and auditor’s report thereon

The Company’s management is responsible for this other information that is included in the Management Report.

Our opinion on the individual and consolidated financial statements does not cover the Management Report and we do not express any form of assurance conclusion thereon.

In connection with our audit of the individual and consolidated financial statements, our responsibility is to read the Management Report and, in doing so, consider whether this report is materially inconsistent with the financial statements or our knowledge obtained in the audit, or otherwise appears to be materially misstated. If, based on the work we have performed, we conclude that there is a material misstatement in Management Report, we are required to report this fact. We have nothing to report in this regard.

Responsibility of management and those charged with governance for the individual and consolidated financial statements

Management is responsible for the preparation and fair presentation of these individual and consolidated financial statements in accordance with accounting practices adopted in Brazil and the International Financial Reporting Standards (IFRS), issued by the International Accounting Standards Board (IASB) (currently denominated IFRS Accounting Standards), and for such internal control as Management determines is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the individual and consolidated financial statements, Management is responsible for assessing the Company’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting in preparing the financial statements, unless Management either intends to liquidate the Company and its subsidiary or to cease operations, or has no realistic alternative to avoid doing so.

Those charged with the Company’s and its subsidiaries’ governance are those responsible for overseeing the financial reporting process.

© 2025 Grant Thornton Auditores Independentes Ltda. All rights reserved │ Marfrig │ GTB45163	6

Auditor’s responsibility for the audit of the individual and consolidated financial statements

Our objectives are to obtain reasonable assurance about whether the individual and consolidated financial statements, taken as a whole, are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance but is not a guarantee that an audit conducted in accordance with Brazilian and International Standards on Auditing will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these financial statements.

As part of an audit in accordance with Brazilian and International Standards on Auditing, we exercise professional judgment and maintain professional skepticism throughout the audit. In addition, we:

●	Identify and assess the risks of material misstatement of the individual and consolidated financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve override of internal control, collusion, forgery, intentional omissions or misrepresentations;
●	Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s and its subsidiaries’ internal control;
●	Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by Management;
●	Conclude on the appropriateness of management’s use of the going concern basis of accounting and based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Entity’s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor’s report to the related disclosures in the individual and consolidated financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor’s report. However, future events or conditions may cause the Company to cease to continue as a going concern;
●	Evaluate the overall presentation, structure and content of the financial statements, including the disclosures, and whether the individual and consolidated financial statements represent the underlying transactions and events in a manner that achieves fair presentation; and
●	Obtain sufficient and appropriate audit evidence regarding the financial information of the entities or business activities within the Group to express an opinion on the consolidated financial statements. We are responsible for the direction, supervision and performance of the group audit and, consequently, for the audit opinion.

We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we may have identified during our audit.

We also provide those charged with governance with a statement that we have complied with relevant ethical requirements, including those regarding independence, and communicate to them all relationships and other matters that may reasonably be thought to bear on our independence and, where applicable, related safeguards.

© 2025 Grant Thornton Auditores Independentes Ltda. All rights reserved │ Marfrig │ GTB45163	7

From the matters communicated with those charged with governance, we determined those matters that were of most significance in the audit of the financial statements for the current year and are, therefore, the key audit matters. We describe these matters in our auditor’s report unless law or regulation precludes public disclosure about the matter or when, in extremely rare circumstances, we determine that a matter should not be communicated in our report because the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefits of such communication.

São Paulo, February 26, 2025

Grant Thornton Auditores Independentes Ltda.

CRC 2SP-025.583/O-1

/s/ Marcelo Castro Valentini

Marcelo Castro Valentini

Assurance Partner CRC 1SP-239.472/O-2

© 2025 Grant Thornton Auditores Independentes Ltda. All rights reserved │ Marfrig │ GTB45163	8

MARFRIG GLOBAL FOODS S.A.

Balance sheet
As at December 31, 2024 and 2023
(In thousands of Brazilian reais - R$)

ASSETS

		Parent		Consolidated

	NE	12/31/2024	12/31/2023	12/31/2024	12/31/2023

CURRENT ASSETS
Cash and cash equivalents	4	732,320	1,940,237	4,516,687	6,460,212
Financial investments and marketable securities	5	5,717,946	2,087,328	18,002,828	15,418,144
Trade accounts receivable	6	9,153,215	2,477,851	9,175,814	7,213,646
Inventories	7	664,152	525,365	11,482,938	10,113,118
Biological assets	8	-	-	2,926,421	2,756,684
Recoverable taxes	9	756,930	1,220,697	3,235,325	2,920,641
Prepaid expenses		6,229	4,829	425,830	302,499
Notes receivable	10	650,180	554,995	59,452	96,770
Advances to suppliers	11	2,458,770	716,938	2,739,402	913,428
Derivative financial instruments	32	8,629	3,655	84,969	126,921
Restricted cash		-	-	276,025	13,814
Dividends receivable		-	-	851	851
Other receivables		98,457	115,721	586,066	664,869

		20,246,828	9,647,616	53,512,608	47,001,597

Assets held for sale	12	999,649	5,709,854	1,422,058	5,099,203

Total current assets		21,246,477	15,357,470	54,934,666	52,100,800

NON-CURRENT ASSETS
Financial investments and marketable securities	5	-	-	323,811	319,995
Trade accounts receivable	6	-	-	22,620	5,897
Judicial deposits		58,201	41,245	487,501	463,528
Recoverable taxes	9	5,509,034	4,003,869	10,141,498	9,089,563
Notes receivable	10	2,890,719	8,172,945	8,635	2,130
Restricted cash		-	-	60,790	72,395
Deferred income and social contribution taxes	13	1,505,854	-	4,476,955	2,586,765
Derivative financial instruments	32	12	96,022	251,582	625,851
Other receivables		409	207	249,999	229,725

		9,964,229	12,314,288	16,023,391	13,395,849

Biological assets	8	-	-	1,787,237	1,858,316
Investments	14	23,231,783	23,912,868	224,843	654,638
Investment property	15	116,794	115,165	116,794	115,165
Property, plant and equipment	16	2,217,560	1,882,521	41,246,113	40,646,704
Right-of-use assets	17	359,527	15,451	4,049,362	3,631,190
Intangible assets	18	232,139	233,300	19,127,733	18,551,974

		26,157,803	26,159,305	66,552,082	65,457,987

Total non-current assets		36,122,032	38,473,593	82,575,473	78,853,836

TOTAL ASSETS		57,368,509	53,831,063	137,510,139	130,954,636

The accompanying notes are an integral part of the individual and consolidated financial statements.

9

MARFRIG GLOBAL FOODS S.A.

Balance sheet
As at December 31, 2024 and 2023
(In thousands of Brazilian reais - R$)

LIABILITIES AND EQUITY

		Parent		Consolidated
			Reclassified		Reclassified
	NE	12/31/2024	12/31/2023	12/31/2024	12/31/2023

CURRENT LIABILITIES
Trade accounts payable	19	1,801,269	1,129,622	20,261,845	16,706,980
Accrued payroll and related charges	20	217,460	95,122	2,351,893	1,669,658
Taxes payable	21	18,818	135,839	1,236,661	763,562
Loans, financing and debentures	22	4,479,301	3,181,118	8,352,851	7,509,414
Advances from customers	23	4,789,380	3,523,193	6,089,060	4,614,640
Lease payable	24	29,004	4,167	1,204,466	1,080,298
Notes payable	25	62,360	7,046	220,653	196,697
Provision for contingencies	26	-	-	784,296	720,187
Derivative financial instruments	32	63,917	28,286	450,945	121,443
Dividends and interest on equity paid		284	-	2,792	810
Other payables		16,113	42,056	1,242,969	729,346

		11,477,906	8,146,449	42,198,431	34,113,035

Liabilities related to held-for-sale assets	12	-	7,231,861	767,344	8,057,838

Total current liabilities		11,477,906	15,378,310	42,965,775	42,170,873

NON-CURRENT LIABILITIES
Deferred income and social contribution taxes	13	-	16,457	8,755,947	9,553,512
Trade accounts payable	19	-	-	11,767	422
Accrued payroll and related charges	20	-	-	467,127	454,398
Taxes payable	21	58,867	59,400	258,302	346,661
Loans, financing and debentures	22	16,774,557	9,213,552	52,770,780	44,076,178
Lease payable	24	344,851	13,823	3,691,734	3,158,263
Notes payable	25	24,486,804	21,275,644	39,156	63,239
Provision for contingencies	26	222,059	208,125	6,607,415	5,461,632
Derivative financial instruments	32	1,179,321	34,428	1,415,527	94,247
Other payables		-	-	588,497	685,376

Total non-current liabilities		43,066,459	30,821,429	74,606,252	63,893,928

EQUITY
Share capital	27.1	10,367,391	10,367,391	10,367,391	10,367,391
Capital reserve and treasury shares	27.2	(2,141,436)	(515,881)	(2,141,436)	(515,881)
Legal reserve	27.3	624,664	484,848	624,664	484,848
Tax incentive reserve	27.4	964,286	229,403	964,286	229,403
Earnings reserve	27.5	2,637,330	2,927,390	2,637,330	2,927,390
Other comprehensive income	27.6	(9,628,091)	(5,861,827)	(9,628,091)	(5,861,827)
				-
Controlling shareholders’ equity		2,824,144	7,631,324	2,824,144	7,631,324

Non-controlling interest		-	-	17,113,968	17,258,511

Total equity		2,824,144	7,631,324	19,938,112	24,889,835

TOTAL LIABILITIES AND EQUITY		57,368,509	53,831,063	137,510,139	130,954,636

The accompanying notes are an integral part of the individual and consolidated financial statements.

10

MARFRIG GLOBAL FOODS S.A.

Statement of income
Years ended December 31, 2024 and 2023
(In thousands of Brazilian reais - R$, except earnings per share)

		Parent		Consolidated
		YTD	YTD	YTD	YTD
	NE	2024	2023	2024	2023
NET SALES REVENUE	28	10,791,159	8,682,080	148,860,959	132,218,010

Cost of products and goods sold	29	(8,420,095)	(6,838,039)	(129,170,289)	(118,840,540)

GROSS PROFIT		2,371,064	1,844,041	19,690,670	13,377,470

Operating expenses		(935,512)	(1,737,563)	(13,753,399)	(12,316,283)

Selling expenses	29	(588,566)	(468,018)	(11,235,367)	(10,431,076)
General and administrative expenses	29	(261,687)	(283,125)	(2,218,427)	(1,966,505)
Equity in earnings (losses) of subsidiaries	14	14,263	(915,877)	(34,585)	(63,504)
Other operating income (expenses)		(99,522)	(70,543)	(265,020)	144,802

Net income before financial income (expenses)		1,435,552	106,478	5,937,271	1,061,187

Net financial result	30	(2,547,608)	(1,628,646)	(5,532,159)	(5,602,415)

Financial income		4,229,425	2,602,405	12,654,204	11,521,121
Financial expenses		(6,777,033)	(4,231,051)	(18,186,363)	(17,123,536)

NET INCOME (LOSS) BEFORE TAXES		(1,112,056)	(1,522,168)	405,112	(4,541,228)

Income and social contribution taxes		2,822,691	173,782	2,391,309	1,089,599

Current income and social contribution taxes	33	1,036,605	15,382	(319,893)	(223,020)
Deferred income and social contribution taxes	33	1,786,086	158,400	2,711,202	1,312,619

NET PROFIT (LOSS) FOR THE YEAR FROM CONTINUED OPERATIONS		1,710,635	(1,348,386)	2,796,421	(3,451,629)

Net income (loss) for the year from discontinued operations	12	1,084,766	(169,390)	1,084,449	(169,617)

Net income (loss) for the year from continuing and discontinued operations		2,795,401	(1,517,776)	3,880,870	(3,621,246)

Net income attributable to:
Controlling interest - continuing operation		1,710,635	(1,348,386)	1,710,635	(1,348,386)
Controlling interest - discontinued operation		1,084,766	(169,390)	1,084,766	(169,390)
Controlling interest		2,795,401	(1,517,776)	2,795,401	(1,517,776)

Non-controlling interest - continuing operation		-	-	1,085,786	(2,103,243)
Non-controlling interest - discontinued operation		-	-	(317)	(227)
Non-controlling interest		-	-	1,085,469	(2,103,470)

		2,795,401	(1,517,776)	3,880,870	(3,621,246)

Basic and diluted earnings (losses) per share - common continuing operation		1.8933	(2.1022)	1.8933	(2.1022)
Basic and diluted earnings (losses) per share - common discontinued operation		1.2006	(0.2641)	1.2006	(0.2641)
BASIC AND DILUTED EARNINGS (LOSSES) PER SHARE - COMMON	31	3.0939	(2.3663)	3.0939	(2.3663)

The accompanying notes are an integral part of the individual and consolidated financial statements.

11

MARFRIG GLOBAL FOODS S.A.

Statement of comprehensive income

Years ended December 31, 2024 and 2023

(In thousands of Brazilian reais - R$)

	Parent		Consolidated
	YTD	YTD	YTD	YTD
	2024	2023	2024	2023

NET INCOME FOR THE YEAR	2,795,401	(1,517,776)	3,880,870	(3,621,246)

Exchange variation on net investments and balance sheet translation	(2,589,672)	(1,000,463)	(2,963,629)	(2,614,821)
Gains (losses) on net investment hedge	(170,967)	56,500	(339,101)	146,286
Gains (losses) on net interest hedge	(894,280)	1,598	(894,280)	1,598
Actuarial losses on pension plans and post-employment benefits	(10,476)	(11,504)	(20,805)	(18,044)
Losses on investments at FVOCI	(23,494)	-	(46,529)	-
Share-based payment in subsidiary BRF	2,832	3,434	2,832	7,719
Treasury shares in subsidiary BRF	(10,365)	4,523	(10,365)	13,582
Equity amounts related to assets held for sale	(69,842)	730,893	(69,842)	730,893

Total comprehensive income for the year	(3,766,264)	(215,019)	(4,341,719)	(1,732,787)

TOTAL COMPREHENSIVE INCOME FOR THE YEAR	(970,863)	(1,732,795)	(460,849)	(5,354,033)

Attributable to:
Controlling interest - continuing operation	(2,055,629)	(1,563,405)	(2,055,629)	(1,563,405)
Controlling interest - discontinued operation	1,084,766	(169,390)	1,084,766	(169,390)

Controlling interest	(970,863)	(1,732,795)	(970,863)	(1,732,795)

Non-controlling interest - continuing operation	-	-	510,331	(3,621,011)
Non-controlling interest - discontinued operation	-	-	(317)	(227)

Non-controlling interest	-	-	510,014	(3,621,238)

The accompanying notes are an integral part of the individual and consolidated financial statements.

12

MARFRIG GLOBAL FOODS S.A.

Statement of cash flows

Years ended December 31, 2024 and 2023

(In thousands of Brazilian reais - R$)

	Parent		Consolidated
		Reclassified		Reclassified
	YTD	YTD	YTD	YTD
	2024	2023	2024	2023
NET INCOME FROM CONTINUING OPERATIONS IN THE YEAR	1,710,635	(1,348,386)	1,710,635	(1,348,386)

NON-CASH ITEMS	(108,859)	2,530,203	13,722,641	10,485,260

Depreciation and amortization	179,391	171,736	7,197,504	6,740,232
Non-controlling interest	-	-	1,085,786	(2,103,243)
Provision for contingencies	86,372	41,024	1,619,969	70,573
Deferred taxes and tax liabilities	(1,786,086)	(158,400)	(2,711,202)	(1,312,619)
Equity in earnings of subsidiaries	(14,263)	915,877	34,585	63,504
Exchange variation on financing	1,238,252	(128,965)	2,566,791	(849,303)
Exchange variation on other assets and liabilities	(1,590,903)	(20,409)	(2,280,164)	2,024,967
Interest expenses on financial debt	1,694,261	1,559,035	4,828,250	5,157,074
Interest expenses on finance lease	1,227	1,256	409,988	305,960
Cost with issue of financial operations	45,349	30,071	194,269	153,188
Adjustment to present value and market-to-market	100	168	(10,548)	982,582
Estimated (reversion) losses on inventories	(9,466)	10,864	(38,605)	(84,464)
Estimated losses on doubtful accounts	581	11,430	47,068	56,621
Estimated losses on non-realization of recoverable taxes	30,000	100,000	31,117	119,259
Revaluation of investment property	(1,629)	(3,836)	(1,629)	(3,836)
Gain (loss) on fair value adjustment	-	-	78,578	(187,736)
Other non-cash effects	17,955	352	670,884	(647,499)

EQUITY CHANGES	(1,445,541)	200,384	(2,666,927)	1,919,506

Trade accounts receivable	(2,016,529)	158,362	2,273,620	1,987,815
Inventories	(112,327)	(119,160)	75,739	1,349,168
Biological assets - current	-	-	(156,743)	312,687
Judicial deposits and contingencies	(75,382)	(57,782)	(413,025)	(94,406)
Accrued payroll and related charges	121,661	3,297	70,431	(445,257)
Trade accounts payable and supplier chain financing	(2,500,052)	21,633	(3,782,461)	(1,329,027)
Current and deferred taxes	(373,085)	(52,695)	(360,582)	1,085,589
Notes receivable and payable	3,165,208	263,835	(1,336,640)	(742,173)
Derivative financial instruments	438,219	(33,996)	274,735	(274,132)
Other assets and liabilities	(93,254)	16,890	687,999	69,242

CASH FLOW PROVIDED BY OPERATING ACTIVITIES	156,235	1,382,201	12,766,349	11,056,380

Investments	(1,731,120)	(4,990,957)	(222,734)	(3,030,001)
Investments in fixed assets	(413,527)	(128,470)	(2,318,685)	(2,045,868)
Investments in non-current biological assets	-	-	(1,454,688)	(1,457,167)
Investments in intangible assets	-	-	(159,879)	(168,900)
Financial investments and marketable securities	(3,630,618)	(129,987)	(2,384,349)	581,569

CASH FLOW USED IN INVESTING ACTIVITIES	(5,775,265)	(5,249,414)	(6,540,335)	(6,120,367)

Loans and financing	600,919	(1,633,493)	(9,081,859)	(7,264,538)
Loans obtained	6,400,446	7,872,408	75,998,148	49,407,327
Loans settled	(5,799,527)	(9,505,901)	(85,080,007)	(56,671,865)
Payment of derivatives - fair value hedge	-	-	(110,043)	(699,345)
Leases paid	(5,394)	(3,650)	(1,314,391)	(1,066,713)
Treasury shares	(560,970)	(213,153)	(1,849,212)	(213,153)
Capital increase	-	2,163,000	-	5,760,088
Share issuance expenses	-	-	-	(86,759)
Dividends and interest on equity received (paid)	194,303	3,575,736	(3,135,078)	(340,763)

CASH FLOW PROVIDED BY (USED IN) FINANCING ACTIVITIES	228,858	3,888,440	(15,490,583)	(3,911,183)
Exchange variation on cash and equivalents	489,021	23,436	2,434,715	(149,686)
Discontinued operations net of cash	3,693,234	176,245	4,886,329	(818,720)

CASH FLOW IN THE YEAR	(1,207,917)	220,908	(1,943,525)	56,424

CASH AND CASH EQUIVALENTS

Balance at end of year	732,320	1,940,237	4,516,687	6,460,212
Balance at beginning of year	1,940,237	1,719,329	6,460,212	6,403,788

CHANGE IN THE YEAR	(1,207,917)	220,908	(1,943,525)	56,424

The accompanying notes are an integral part of the individual and consolidated financial statements.

13

MARFRIG GLOBAL FOODS S.A.

Statement of changes in equity

Years ended December 31, 2024 and 2023

(In thousands of Brazilian reais - R$)

	Share capital	Capital reserve and treasury shares	Legal reserve	Tax incentive reserve	Earnings reserve	Other comprehensive income	Total	Total non-controlling interest	Total equity
AT DECEMBER 31, 2022	8,204,391	(2,434,260)	484,848	517,726	4,443,963	(5,646,808)	5,569,860	20,879,749	26,449,609
Cumulative translation adjustment and asset valuation adjustment	-	119,049	-	-	1,203	(1,000,463)	(880,211)	(1,614,358)	(2,494,569)
Aquisition of treasury shares	-	(213,153)	-	-	-	-	(213,153)	-	(213,153)
Goodwill stock option	-	(1,264)	-	-	-	-	(1,264)	-	(1,264)
Gains on net investment hedge	-	-	-	-	-	56,500	56,500	89,786	146,286
Gains on net interest hedge	-	-	-	-	-	1,598	1,598	-	1,598
Actuarial losses on pension plans and post-employment benefits	-	-	-	-	-	(11,504)	(11,504)	(6,540)	(18,044)
Share-based payment in subsidiary BRF	-	-	-	-	-	3,434	3,434	4,285	7,719
Treasury shares in subsidiary BRF	-	-	-	-	-	4,523	4,523	9,059	13,582
Capital increase	2,163,000	-	-	-	-	-	2,163,000	-	2,163,000
Gain on BRF capital transactions	-	2,013,747	-	-	-	-	2,013,747	-	2,013,747
Equity amounts related to assets held for sale	-	-	-	(288,323)	-	730,893	442,570	-	442,570
Loss for the year	-	-	-	-	(1,517,776)	-	(1,517,776)	(2,103,470)	(3,621,246)

AT DECEMBER 31, 2023	10,367,391	(515,881)	484,848	229,403	2,927,390	(5,861,827)	7,631,324	17,258,511	24,889,835

	Share capital	Capital reserve and treasury shares	Legal reserve	Tax incentive reserve	Earnings reserve	Other comprehensive income	Total	Total non- controlling interest	Total equity
AT DECEMBER 31, 2023	10,367,391	(515,881)	484,848	229,403	2,927,390	(5,861,827)	7,631,324	17,258,511	24,889,835
Cumulative translation adjustment and asset valuation adjustment	-	(433,432)	-	-	915	(2,589,672)	(3,022,189)	(373,957)	(3,396,146)
Aquisition of treasury shares	-	(560,970)	-	-	-	-	(560,970)	-	(560,970)
Goodwill stock option	-	(187)	-	-	-	-	(187)	-	(187)
Losses on net investment hedge	-	-	-	-	-	(170,967)	(170,967)	(168,134)	(339,101)
Losses on net interest hedge	-	-	-	-	-	(894,280)	(894,280)	-	(894,280)
Actuarial losses on pension plans and post-employment benefits	-	-	-	-	-	(10,476)	(10,476)	(10,329)	(20,805)
Losses on investments at FVOCI	-	-	-	-	-	(23,494)	(23,494)	(23,035)	(46,529)
Share-based payment in subsidiary BRF	-	(19,403)	-	-	-	2,832	(16,571)	(16,201)	(32,772)
Treasury shares in subsidiary BRF	-	(639,521)	-	-	-	(10,365)	(649,886)	(638,356)	(1,288,242)
Continued and discontinued transfer	-	-	-	288,323	-	-	288,323	-	288,323
Gain on subsidiaries capital transactions	-	27,958	-	-	-	-	27,958	-	27,958
Equity amounts related to assets held for sale	-	-	-	-	-	(69,842)	(69,842)	-	(69,842)
Dividend distribution	-	-	-	-	(2,500,000)	-	(2,500,000)	-	(2,500,000)
Net income for the year	-	-	139,816	446,560	2,209,025	-	2,795,401	1,085,469	3,880,870

AT DECEMBER 31, 2024	10,367,391	(2,141,436)	624,664	964,286	2,637,330	(9,628,091)	2,824,144	17,113,968	19,938,112

The accompanying notes are an integral part of the individual and consolidated financial statements.

14

MARFRIG GLOBAL FOODS S.A.

Statement of value added

Years ended December 31, 2024 and 2023

(In thousands of Brazilian reais - R$)

	Parent		Consolidated
	YTD	YTD	YTD	YTD
	2024	2023	2024	2023
REVENUE	11,437,919	9,215,225	159,320,206	141,993,605
Sales of goods and services	11,438,084	9,226,137	158,554,643	141,027,765
Other revenues	416	1,883	812,631	1,023,940
Estimated losses on doubtful accounts	(581)	(12,795)	(47,068)	(58,100)

INPUTS PURCHASED FROM THIRD PARTIES (including	8,815,743	7,097,970	125,618,105	115,645,149
taxes - ICMS, IPI, PIS and COFINS)
Cost of goods sold and services rendered	7,247,830	5,913,772	105,276,803	96,811,129
Materials, energy, outsourced services and other	1,577,379	1,176,337	20,379,907	18,921,525
Impairment/recovery of assets	(9,466)	7,861	(38,605)	(87,505)

GROSS VALUE ADDED	2,622,176	2,117,255	33,702,101	26,348,456
Depreciation and amortization	179,391	171,736	7,197,504	6,740,232

NET VALUE CREATED BY THE COMPANY	2,442,785	1,945,519	26,504,597	19,608,224

VALUE ADDED RECEIVED THROUGH TRANSFER	7,809,086	3,123,849	16,909,246	13,695,485
Equity in earnings (losses) of subsidiaries	14,263	(915,877)	(34,585)	(63,504)
Financial income	4,229,425	2,602,405	12,654,204	11,521,121
Discontinued operation	3,565,398	1,437,321	4,289,627	2,237,868

TOTAL VALUE ADDED TO BE DISTRIBUTED	10,251,871	5,069,368	43,413,843	33,303,709

VALUE ADDED DISTRIBUTION	10,251,871	5,069,368	43,413,843	33,303,709

EMPLOYEES	642,226	565,616	13,689,027	12,253,073
Direct compensation	480,451	409,096	11,088,696	10,157,560
Benefits	125,116	126,188	2,203,913	1,739,816
FGTS (severance pay fund)	36,659	30,332	396,418	355,697

TAXES PAYABLE	(2,462,678)	168,635	4,059,008	4,648,520
Federal	(2,664,533)	(26,813)	384,555	981,529
State	194,097	190,418	3,597,272	3,601,039
Municipal	7,758	5,030	77,181	65,952

VALUE DISTRIBUTED TO PROVIDERS OF CAPITAL	9,276,922	5,852,893	21,784,938	20,023,362
Financial expenses	6,777,033	4,231,051	18,186,363	17,123,536
Rentals	19,257	15,131	393,397	492,341
Discontinued operation	2,480,632	1,606,711	3,205,178	2,407,485

VALUE DISTRIBUTED TO SHAREHOLDERS	2,795,401	(1,517,776)	3,880,870	(3,621,246)
Net income (loss) from operations in the year	2,795,401	(1,517,776)	2,795,401	(1,517,776)
Non-controlling interest	-	-	1,085,469	(2,103,470)

The accompanying notes are an integral part of the individual and consolidated financial statements.

15

MARFRIG GLOBAL FOODS S.A.
Notes to the individual (Parent Company) and consolidated financial statements
Years ended December 31, 2024 and 2023
(In thousands of Brazilian reais - R$, except where otherwise indicated)

1. OPERATIONS

Marfrig Global Foods S.A. (“Company” or “Marfrig”) is a multinational corporation operating in the food industry, in the food service, retail and convenience, industrial and export channels in Brazil and around the world. With a production footprint spanning the Americas and the Middle East, it has a diversified and comprehensive portfolio of products and its operations are founded on its commitment to excellence and quality, which has assured its products presence in the world’s largest restaurant chains and supermarkets, as well as homes in nearly 100 countries. The Company’s activities include the production, processing, further processing, sale and distribution of animal-based products (beef, pork, lamb, fish and poultry), pastas, margarine, pet food, and plant-based proteins. The Company is domiciled in Brazil and headquartered in the city of São Paulo.

The Company is a publicly held corporation with its shares listed on the Novo Mercado listing segment of the Brazilian Stock Exchange B3 S.A. – Brasil, Bolsa, Balcão (“B3”) under the ticker MRFG3. Because it is listed on the Novo Mercado special corporate governance segment of B3, the Company is subject to arbitration under the Market Arbitration Chamber, pursuant to the arbitration clause in its by-laws. It also trades as a Level I American Depositary Receipt (ADR), under the ticker MRRTY, on the Over-the-Counter (OTC) Market in the United States. Each ADR (USOTC:MRRTY) corresponds to one common share (BOV:MRFG3).

The Company’s stock is also a component of the main performance indicators of Brazil’s Capital Markets, such as the Bovespa Index. Marfrig stock is also a component of the stock indexes of the Brazilian Stock Exchange: Bovespa Index (IBOV); Value Index (IVBX 2); Agribusiness Index (AGFS - IAGRO); BM&FBOVESPA Broad Brazil Index (IBrA); Brazil Index 100 (IBrX 100); Brazil Index 50 (IBrX 50); Consumption Index (ICON); Corporate Governance Trade Index (IGCT); Special Corporate Governance Stock Index (IGC); Novo Mercado Corporate Governance Index (IGC-NM); Industrial Sector Index (INDX); Special Tag-Along Stock Index (ITAG); Small Cap Index (MLCX); and BM&FBOVESPA Dividend Index (IDIV B3). The Company’s stock is also part of the sustainability reference index: Carbon Efficient Index (ICO2).

Weather events in Rio Grande do Sul

On May 1, 2024, Rio Grande do Sul declared a state of public calamity throughout its territory affected by extreme weather events, causing material and environmental damages, with the destruction of homes, roads and bridges, compromising the operation of local and regional public and private institutions and closing public roads.

The subsidiary BRF was affected by total and partial stoppages in its regional operations, industrial complexes, distribution centers and support offices, and made the necessary efforts to resume operations.

Due to these weather events, the Company incurred additional losses and expenses, mainly related to the agricultural and industrial production processes, structural and equipment repairs and expenses with donations, which are presented in the financial statements in the following accounts:

Consolidated
YTD 2024
Cost of products and goods sold	(104,418)
Selling expenses	(3,774)
General and administrative expenses	(6,846)
(115,038)

The subsidiary BRF has insurance policies for events of this nature and is in the process of regulating this claim in Rio Grande do Sul.

16

MARFRIG GLOBAL FOODS S.A.
Notes to the individual (Parent Company) and consolidated financial statements
Years ended December 31, 2024 and 2023
(In thousands of Brazilian reais - R$, except where otherwise indicated)

2. PRESENTATION AND PREPARATION OF THE INDIVIDUAL AND CONSOLIDATED FINANCIAL STATEMENTS

The Management of the Company approved the issue of these individual and consolidated financial statements on February 26, 2025, and warrants that, based on its judgment, all material information is substantiated and corresponds to that used in its management activities.

2.1. Statement of compliance

Consolidated financial statements

The Company’s consolidated financial statements were prepared and are presented in accordance with accounting policies adopted in Brazil and with International Financial Reporting Standards (IFRS) issued by the IFRS Accounting Standards.

The accounting policies adopted in Brazil include those provided for in Brazilian Corporation Law, the Brazilian Accounting Standards (NBCs) and resolutions and instructions issued by the Securities and Exchange Commission of Brazil (CVM).

The individual and consolidated Statement of Value Added is required under Brazilian Corporation Law and the accounting policies adopted in Brazil applicable to listed companies. IFRS standards do not require said statement. As a result, under IFRS, this statement is being presented as supplementary information, without prejudice to the complete set of financial statements.

Individual financial statements

The parent company financial statements were prepared based on the accounting policies adopted in Brazil and resolutions issued by CFC and are disclosed jointly with the consolidated financial statements, observing the accounting guidelines based on Brazilian Corporation Law (Federal Law 6,404/76), which include the provisions introduced, amended and revoked by Law 11,638 of December 28, 2007 and Law 11,941 of May 27, 2009. The aforementioned laws include other changes, but only the main changes occurred for the Company are presented.

There is no difference between the equity and consolidated income (loss) and the parent’s equity and income (loss) disclosed in the individual financial statements. Thus, the individual and consolidated financial statements are being presented in the same document.

2.2. Basis of presentation

The financial statements were prepared on the historical cost basis, unless otherwise stated. Assets, liabilities and financial instruments, when indicated, may be stated at fair value.

The preparation of financial statements in accordance with IFRS and NBCs requires the use of certain accounting estimates by the Company’s management. The areas involving judgment or the use of estimates relevant for the financial statements are mentioned in Note 3.1.3.

The financial statements are denominated in Brazilian real (R$), which is the Company’s functional and reporting currency.

2.3. Functional currency

The financial statements of each consolidated subsidiary and those used as a basis for accounting for investments under the equity method are prepared using the functional currency of each entity.

17

MARFRIG GLOBAL FOODS S.A.
Notes to the individual (Parent Company) and consolidated financial statements
Years ended December 31, 2024 and 2023
(In thousands of Brazilian reais - R$, except where otherwise indicated)

Under NBC TG 02/R3 (CVM Resolution 91/22) – The Effects of Changes in Foreign Exchange Rates and Translation of Financial Statements, functional currency is the currency of the primary economic environment in which the entity operates. To define the functional currency of each subsidiary, Management considered which currency significantly influences the sale price of their goods and services and the currency in which most of their production input costs are paid or incurred.

2.4. Foreign currency translation

Transactions and balances

Foreign currency transactions are translated into the functional currency of the Company using the exchange rate at the transaction date. Gains and losses resulting from the difference between the monetary asset and liability balance translation at the end of the period or year and the translation of the transaction balances are recognized in the statement of income. Non-monetary assets and liabilities in foreign currency measured at fair value are translated at the exchange rate on the date on which their fair value is determined and the differences resulting from such translation will be recognized under other comprehensive income on the closing date of each period or fiscal year.

Group companies

The results of operations and the financial position of all consolidated subsidiaries and investments accounted for under the equity method, whose functional currency differs from the reporting currency, are translated from the reporting currency, as follows:

a)	Asset and liability balances are translated using the exchange rate in effect at the date of the financial statements;
b)	Statement of income accounts are translated using the monthly average exchange rate, except for subsidiaries located in hyperinflationary economies (closing rate); and
c)	All differences arising from the foreign currency translation are recognized in equity and in the statement of comprehensive income under “cumulative translation adjustment”.

3. SUMMARY OF MATERIAL ACCOUNTING POLICIES

3.1. Material accounting policies

The accounting policies adopted to prepare these financial statements are as follows:

3.1.1. Results of operations

Results of operations are recorded on the accrual basis:

Revenue

Revenue from sales of products is recognized in accordance with NBC TG 47 (IFRS 15) (CVM Resolution 116/22) – Revenue from contracts with customers, establishing a model of five steps to determine the measurement of revenue and how it will be recognized. Therefore, the Company recognizes revenue when the products are delivered and duly accepted by its customers, upon which the risks and rewards related to ownership are transferred. The ownership of risks and rewards is transferred when the products are shipped with the corresponding sales invoice, taking into account the incoterms. These conditions are met when the goods are transferred to the buyer, complying with the main freights modalities used by the Company.

Revenue is shown net of taxes, returns, rebates and discounts and in the consolidated financial statements revenue is also net of intercompany sales eliminations.

Financial income and expenses

Income comprises gains on changes in the value of financial assets and liabilities measured at fair value through profit or loss, as well as interest income obtained using the effective interest method.

18

MARFRIG GLOBAL FOODS S.A.
Notes to the individual (Parent Company) and consolidated financial statements
Years ended December 31, 2024 and 2023
(In thousands of Brazilian reais - R$, except where otherwise indicated)

Income also includes interest income on invested amounts, gains on the disposal of financial assets and changes in the value of financial assets. Interest income is recognized in the statement of income using the effective interest method.

Financial expenses basically comprise expenses with interest on loans and changes in the value of financial assets and liabilities measured at fair value through profit or loss. Borrowing costs that are directly attributable to the acquisition, construction, or production of a qualifying asset are capitalized with the investment.

3.1.2. Segment reporting

The information by operating segment is based on internal reporting to the chief operating decision maker, according to NBC TG 22/R2 (CVM Resolution 103/22) – Segment reporting. The chief operating decision makers are the chief executive officer, the chief financial officer and the chief executive of each division (Beef North America, Beef South America, Poultry, Pork and Processed Products – BRF and Corporate).

The Company’s management identified four main reportable segments that are strategically organized according to the divisions, as per Note 34.

3.1.3. Accounting estimates

The preparation of the financial statements in accordance with accounting policies adopted in Brazil and IFRS requires the use of management’s judgment to determine and record accounting estimates. The settlement of transactions involving these estimates may result in values different from estimates, due to the inherent inaccuracy of the process.

The Company reviews estimates and assumptions at least quarterly.

The issues requiring Company’s estimates are as follows:

a)	Fair value measurement of biological assets (Note 3.1.6);
b)	Measurement corresponding to actuarial gains and losses (Note 3.4)
c)	Estimated losses on doubtful accounts (Note 6);
d)	Estimate losses on net realizable value (Note 7);
e)	Impairment of taxes (Note 9.6)
f)	Deferred income and social contribution tax assets (Note 13);
g)	Fair value measurement of investment properties (Note 15);
h)	Useful life of property, plant and equipment, right-of-use assets and intangible assets with finite useful lives (Notes 16, 17 and 18, respectively);
i)	Impairment of intangible assets with indefinite useful life, including goodwill (Note 18);
j)	Provisions (tax, labor and civil proceedings) (Note 26);
k)	Fair value of financial instruments and derivatives (Note 32); and
l)	Stock option plan (Note 37.5).

3.1.4. Financial instruments

Financial instruments include financial investments and marketable securities, debt and equity instruments, trade accounts receivable and other receivables, cash and cash equivalents, derivative financial instruments, loans and financing, as well as trade accounts payable and other debts.

Financial instruments were recognized in accordance with NBC TG 48 (IFRS 9) – Financial instruments, as per CVM Resolution 76/22.

19

MARFRIG GLOBAL FOODS S.A.
Notes to the individual (Parent Company) and consolidated financial statements
Years ended December 31, 2024 and 2023
(In thousands of Brazilian reais - R$, except where otherwise indicated)

These financial assets and liabilities are initially recognized when the Company becomes party to the contractual provisions of the instruments and are subsequently recognized at their fair value plus, for instruments that are not recognized at fair value through profit or loss, any directly attributable transaction costs.

After initial recognition, the Company classifies financial assets as subsequently measured at:

Amortized cost

When the financial assets are held for the purpose of collecting contractual cash flows and the contractual terms of these assets give rise to cash flows that are solely payments of principal and interest on the principal amount outstanding.

Fair value through other comprehensive income (FVOCI)

When the financial assets are held both for the purpose of collecting contractual cash flows and for the sale of these financial assets. In addition, the contractual terms must give rise to cash flows that are solely payments of principal and interest on the principal amount outstanding.

Fair value through profit or loss (FVTPL)

When financial assets are not measured at amortized cost, fair value through other comprehensive income or designated as such upon initial recognition. Financial instruments are designated as measured at fair value through profit or loss when the Company manages and makes purchase and sale decisions regarding these investments based on their fair value and in accordance with the Company’s documented risk management and investment decision. After initial recognition, attributable transaction costs are recognized in profit or loss when incurred, along with the fluctuations in fair value.

The classification of the financial assets is based both on the Company’s financial asset management model and on their cash flow characteristics.

Similarly, the Company classifies financial assets and liabilities as subsequently measured at their amortized cost, FVTPL or FVOCI. Financial liabilities measured at amortized cost use the effective interest method, adjusted for any reductions in the settlement value.

Derivative financial instruments and hedge accounting

The derivative financial instruments designated as hedge transactions are initially recognized at fair value on the date a derivative contract is entered into and are subsequently remeasured at their fair value. Derivatives are presented as financial assets when the fair value of the instrument is positive and as financial liabilities when the fair value is negative.

Any gains or losses arising from changes in the fair value of financial instruments during the year are recognized directly in the statement of income, except for financial instruments designated for cash flow hedge accounting, which are recognized directly in equity as other comprehensive income. The amounts recognized under other comprehensive income are immediately transferred to the statement of income when the hedged transaction affects profit or loss.

3.1.5. Current and non-current assets

The main policies adopted for current and non-current assets are as follows:

Cash and cash equivalents

Consist of cash, banks and highly liquid financial investments with maturities equal to or less than 90 days at the time of acquisition that are readily converted to known amounts of cash and that are subject to an insignificant risk of change in value.

20

MARFRIG GLOBAL FOODS S.A.
Notes to the individual (Parent Company) and consolidated financial statements
Years ended December 31, 2024 and 2023
(In thousands of Brazilian reais - R$, except where otherwise indicated)

Financial investments and marketable securities

They include virtually all investments of the following types: time deposit, interest-bearing deposit and repurchase agreements. These investments may be readily redeemed and have an insignificant risk of change in value. In addition, shares and ADRs of listed companies and non-convertible debentures are recorded under this line item.

Trade accounts receivable

Trade accounts receivable are recorded at the fair value and when applicable, discounted to present value, according to NBC TG 12 (CVM Resolution 190/23) – Present value adjustment.

The estimated loss on doubtful accounts is set up in an amount deemed sufficient by Management to cover any losses on the realization of receivables, calculated on an individual basis and considering in its assumptions the concept of estimated credit losses, as introduced by NBC TG 48 (IFRS 9) / (CVM Resolution 76/22) – Financial instruments.

Inventories

Inventories are stated at the average acquisition or production cost, adjusted at net realizable value, if lower than the average cost.

Biological assets

According to NBC TG 29/R2 (CVM Resolution 74/22) - Biological assets and agricultural produce, agricultural activity is the management of the biological transformation of assets (living animals and/or plants) for sale, into agricultural products or into additional biological assets. The Company classifies cattle, poultry, pork and forests as biological assets.

The Company recognizes biological assets when it controls these assets as a result of past events and it is probable that future economic benefits will flow to the Company and the fair value of the asset can be reliably measured.

Under NBC TG 29/R2 (CVM Resolution 74/22) – Biological assets and agricultural produce, biological assets must be measured on initial recognition and at the end of each reporting period at fair value less costs to sell, unless fair value cannot be reliably measured.

The Company values cattle at its fair value based on market prices, and poultry, pork and forests are determined using unobservable data. Therefore, they are classified in the Level 3 fair value category.

Restricted cash

Refers to the balance in a bank account which cannot be used temporarily, derived from business combinations to guarantee certain indemnity events. The classification of cash into current and non-current assets depends on the contractual rules for releasing the amounts to each party.

Investments

The Parent company’s investments in subsidiaries, associates and joint venture are accounted for using the equity method in the financial statements.

Investment property

In accordance with NBC TG 28/R3 (CVM Resolution 107/22), investment property is initially recognized at acquisition cost (including transaction costs) and, after initial recognition, it is measured at fair value.

The fair values are based on market values and reflect the estimated amount at which the property could be negotiated on the appraisal date in an arm’s length transaction. The Company reassess its fair value on an annual basis.

21

MARFRIG GLOBAL FOODS S.A.
Notes to the individual (Parent Company) and consolidated financial statements
Years ended December 31, 2024 and 2023
(In thousands of Brazilian reais - R$, except where otherwise indicated)

Property, plant and equipment

Property, plant and equipment are stated at acquisition or construction cost, less depreciation calculated using the straight-line method at the rates mentioned in Note 16 and take into consideration the estimated useful lives of assets, based on property lease terms with respect to leasehold improvements.

Finance charges on financing agreements incurred when property, plant and equipment items are being built are capitalized until the asset begins its operations.

Other expenditures are capitalized only if the economic benefits associated with the property, plant and equipment item increase. Any other type of expenditure is recognized as an expense when incurred.

Pursuant to NBC TG 01/R4 (CVM Resolution 90/22) – Impairment of assets, an asset is tested for impairment on an annual basis. The recoverable amount of the asset must be estimated during the year only if there is any indication of impairment.

The recoverability analysis comprises projecting the profitability and future cash of the Company’s business units, which are discounted to present value to identify the degree of recoverability of the asset.

Lease (Right of use)

Leases are accounted for in accordance with NBC TG 06 (R3) / IFRS 16 (CVM Resolution 95/22), which requires that for all lease agreements under the scope of this standard, except those entitled to exemptions, lessees must recognize the liabilities assumed as corresponding entries to the respective right-of-use assets.

The Company opted to use the exemptions proposed by the standard for lease agreements with terms ending 12 months as from initial adoption and for lease agreements whose underlying assets are of low value.

Intangible assets

Intangible assets consist of assets acquired from third parties, including through business combinations, and those generated internally by the Company. They are stated at acquisition or formation cost, less amortization calculated using the straight-line method, and based on the recovery estimated periods.

Intangible assets with indefinite useful lives and goodwill resulting from expected future profitability are not amortized and are tested annually for impairment.

The goodwill represents the excess of total consideration paid over the difference between the fair value of assets acquired and liabilities assumed on the takeover date of the acquired company.

Goodwill is capitalized as an intangible asset and any impairment is recognized in the statement of income.

Whenever the fair value of the assets acquired and liabilities assumed exceeds total consideration paid, the difference will be fully recognized in the statement of income at the acquisition date.

Goodwill from the acquisition of businesses by September 30, 2008 (last acquisition prior to the transition date as of January 1, 2009 referring to full adoption of the International Financial Reporting Standards (IFRS)) was calculated based on the accounting standards prior to NBC TG 15/R4 (CVM Resolution 71/22) - Business combinations. The Company decided to adopt IFRS in all business acquisitions as from September 30, 2008. These goodwill amounts were based on expected future profitability, supported by valuation reports from experts.

22

MARFRIG GLOBAL FOODS S.A.
Notes to the individual (Parent Company) and consolidated financial statements
Years ended December 31, 2024 and 2023
(In thousands of Brazilian reais - R$, except where otherwise indicated)

The trademarks acquired from third parties, prior to December 31, 2009, were measured at the paid amount, while trademarks, customer relationship and supplier relationship acquired as part of business combination after September 30, 2008 were calculated at fair value pursuant to NBC TG 15/R4 (CVM Resolution 71/22) – Business combinations, for more details on the business combinations and the respective values derived from each one, see the Company’s previous financial statements.

3.1.6. Impairment

According to NBC TG 01/R4 (CVM Resolution 90/22) – Impairment of assets, the impairment test of goodwill and intangible assets with indefinite useful lives is conducted annually, and other intangible assets with finite useful lives are tested whenever there is evidence of non-realization.

Certain intangible assets of the Company have indefinite useful lives, according to valuation from experts.

The recoverability analysis comprises projecting the profitability and future cash of the Company’s business units, which are discounted to present value to identify the degree of recoverability of the asset.

Discounted cash flows to assess the recoverability of assets are prepared for a maximum period of 5 years, strictly in line with the applicable accounting standard. The cash flows are in line with the Company’s strategic plan and growth projections based on past information updated by material facts. The discount rates of the cash flows use the WACC method and were properly discussed and validated with the Company’s management.

When it is not possible to estimate the recoverable amount of an individual asset, an impairment test is conducted in its cash generating unit (CGU), the smallest group of assets to which the asset belongs and for which there are separately identifiable cash flows. The Company adopts as CGU for assessing the recoverable amount of an asset, its segmentation by business unit (BU).

Goodwill recorded on initial recognition of an acquisition is allocated to each BU of the Company that is expected to benefit from the synergies of the combination that originated the goodwill, for purposes of impairment test.

Impairment losses are included in the statement of income. An impairment loss recorded for goodwill is not reversed.

3.1.7. Current and non-current liabilities

Current and non-current liabilities are stated at known or estimated amounts, plus the related charges, exchange rate gains (losses) and/or monetary changes incurred through the balance sheet date, when applicable.

3.1.8. Provisions

Provisions are recognized when an outflow of future economic benefits resulting from past events is probable and they can be reliably estimated.

3.1.9. Share-based payment plan

The effects of the share-based payment plan are calculated at fair value and recognized in the balance sheet and the statement of income as contract conditions are met and as commented in Note 37.5.

3.1.10. Income and social contribution taxes

The Company recognizes deferred taxes on tax losses, tax loss carryforwards and temporary differences. In the consolidated financial statements, deferred income tax is estimated in compliance with the regulations of the various jurisdictions in which the Company conducts business and with NBC TG 32/R4 (CVM Resolution 109/22) – taxes on income, which requires estimating the current tax position and assessing any temporary differences that result in the difference between the tax and the accounting treatments.

23

MARFRIG GLOBAL FOODS S.A.
Notes to the individual (Parent Company) and consolidated financial statements
Years ended December 31, 2024 and 2023
(In thousands of Brazilian reais - R$, except where otherwise indicated)

Deferred income and social contribution tax assets and liabilities are offset when there is a legal right to offset tax liabilities using tax credits and provided they are related to the same tax authority and the same legal entity.

Tax losses and tax loss carryforwards calculated in Brazil are not time-barred, but are limited to the use of 30% on taxable income for the year.

Credits from deferred tax assets on tax losses and social contribution tax loss carryforwards are booked to the extent that it is probable that future taxable income will be available for use; these credits may also arise from assets acquired and liabilities assumed on transactions in line with the Company’s business model.

The carrying amount of a deferred tax asset is revised periodically. The projections, limited to ten years, are revised annually. If there are relevant factors that change the projections, these are revised during the Company’s fiscal year.

The assessment of realization of these credits considers future income projections, based on judgments and assumptions. Similarly to any other accounting estimate, actual results may differ due to inherent uncertainties of the process. Consequently, there is a significant risk of adjustments to the carrying amounts of assets recorded in the financial statements.

The projections take into account the Company’s profitability history, adjusted for recent factors and diverse economic scenarios, considering its global presence and diversified operations in the Americas.

Furthermore, income and social contribution taxes for the current year are calculated based on taxable income in accordance with the legislation in force in each jurisdiction in which the Company operates.

3.1.11. Dividends and interest on equity

The distribution of dividends and interest on capital, if any, is made provided that it is within the mandatory minimum dividend amount, and is recorded as current liabilities since it is considered a legal obligation set forth in the bylaws. The amount that exceeds the mandatory minimum dividend, declared by Management before the end of the reporting period, is recorded as additional dividend proposed in equity until the approval by the shareholders at the General Meeting.

3.1.12. Earnings per share

Basic

Basic earning/loss per share is calculated by dividing the earnings or loss attributable to the Company’s controlling and non-controlling shareholders by the weighted average number of common shares outstanding during the year. This calculation is made pursuant to NBC TG 41/R2 (CVM Resolution 113/22) – earnings (loss) per share, excluding the shares classified as treasury shares.

Diluted

Diluted earnings (loss) per share is calculated by dividing the earnings/loss attributed to the Company’s common shareholders by the weighted average number of common shares that would be issued in the conversion of all potential diluted common shares into common shares.

When there are no potential diluted common shares (such as stock option), the number of shares considered in the calculation of basic and diluted earnings remains the same.

24

MARFRIG GLOBAL FOODS S.A.
Notes to the individual (Parent Company) and consolidated financial statements
Years ended December 31, 2024 and 2023
(In thousands of Brazilian reais - R$, except where otherwise indicated)

3.1.13. Share issuance expenses

In accordance with NBC TG 08 (CVM Resolution 188/23) – transaction costs and premium on issue of securities, transaction costs incurred with the raising of funds through the issuance of equity securities should be separately recorded in a valuation allowance which reduces equity, less possible tax effects, except if these costs are immaterial, in which case they are recognized in profit or loss for the year.

3.1.14. Treasury shares

Treasury shares are Company shares acquired by the Company itself and held in the treasury with the specific purpose of exercise of the Company’s stock option plan. Treasury shares are recorded in a separate account.

3.1.15. Consolidation

Accounting policies are uniformly applied to all consolidated companies and are consistent with those applied in prior years.

Description of the main consolidation procedures:

a)	Elimination of the balances of intercompany assets and liabilities;
b)	Elimination of ownership interest, reserves and retained earnings of subsidiaries;
c)	Elimination of balances of intercompany revenues and expenses and unrealized profits resulting from intercompany transactions; and
d)	Investments in associates and joint ventures are recognized using the equity method and are not eliminated in the consolidation process.

3.1.16. Statement of value added

The Company prepared the statement of value added in accordance with NBC TG 09 (CVM Resolution 117/22) – Statement of value added, which is an integral part of the financial statements under Brazilian accounting standards applicable to listed companies, while it represents additional information under IFRS standards.

3.1.17. Hyperinflationary economy

The effects were recognized against “Cumulative translation adjustment and asset valuation adjustment” in equity and foreign exchange variations were recorded in the statement of income for the year.

As required by the accounting standard, non-monetary items, as well as the income for the year, were restated by the variation in the inflation index between the initial recognition period and the reporting period, with the aim of recording the balance sheet of subsidiaries at current value.

The translation of the balances of subsidiaries located in a hyperinflationary economy into the reporting currency was made at the exchange rate in force at the end of the year, for balance sheet and statement of income items.

In the financial statements for 2024, restatement due to hyperinflation had a positive impact of R$ 893,407 on the Company’s results.

Argentina

Since 2018, Argentina has been considered a hyperinflationary economy. The inflation rate defined and applied in 2024 was 118% (211% in 2023).

25

MARFRIG GLOBAL FOODS S.A.
Notes to the individual (Parent Company) and consolidated financial statements
Years ended December 31, 2024 and 2023
(In thousands of Brazilian reais - R$, except where otherwise indicated)

Turkey

Since 2022, Turkey has been considered a hyperinflationary economy. The inflation rate defined and applied in 2024 was 44% (65% in 2023).

The Company has presented the financial statements with the restatement for inflation for subsidiaries in these countries.

3.2. Business combinations

Business combinations are recognized using the acquisition method. The cost of an acquisition is the sum of the consideration transferred, measured at fair value at the acquisition date, and the value of any non-controlling interest in the acquiree.

The Company measures the non-controlling interest in the acquiree at the fair value or based on the acquirer’s share in fair value of the acquiree’s identifiable net assets. Costs that are directly attributable to the acquisition are recorded as an expense when incurred.

Business combinations between entities under common control are recognized using the acquisition method when the agreements have substance and at cost when no substance is observed in the transaction.

In assessing the existence of substance, factors such as involvement of third parties in the transaction, creation of new entities, future plans for the new entity as eventual sale, change of control, among others, are considered.

In a business acquisition, Management assesses the assets acquired and liabilities assumed with the objective of classifying and allocating them according to contractual provisions, economic circumstances and relevant conditions at the acquisition date.

Goodwill is initially measured as the excess of the consideration transferred in the business combination over the fair value of the net assets acquired (identifiable assets and liabilities assumed, net). If the consideration transferred is less than the fair value of the net assets acquired, the difference should be recognized as a gain in the statement of income (gain on bargain purchase).

3.3. Assets and liabilities held for sale and discontinued operations

The classification as a discontinued operation occurs at the earlier of disposal or when the operation meets the criteria to be classified as held-for-sale. When an operation is classified as a discontinued operation, the comparative statement of income and the statement of cash flows are presented considering that the operation was discontinued since the beginning of the comparative year.

These assets are measured at the lower of their carrying amounts and their fair value less costs to sell. When classified as held for sale, intangible assets and property, plant and equipment are not amortized or depreciated.

Assets classified as held for sale are presented separately from other assets in the balance sheet. Similarly, liabilities that are related to assets held for sale are also presented separately from other liabilities.

The result from discontinued operations is presented in a single amount in the statement of income, comprising the total result after Income Tax and Social Contribution of these operations less any impairment loss.

This information is presented in Note 12 - Assets and liabilities held for sale and discontinued operations.

26

MARFRIG GLOBAL FOODS S.A.
Notes to the individual (Parent Company) and consolidated financial statements
Years ended December 31, 2024 and 2023
(In thousands of Brazilian reais - R$, except where otherwise indicated)

3.4. Employee benefit plans

Subsidiary BRF sponsors supplementary defined benefit and defined contribution pension plans, as well as other post-employment benefits for which annually actuarial studies are prepared by independent professionals and revised by Management. The cost of the defined benefits is established individually for each plan, based on the projected unit credit method.

Remeasurements, which comprise the actuarial gains and losses, the effect of the asset ceiling and the return on plan assets are recognized immediately in the balance sheet with a balancing entry in Other comprehensive income in the year in which they occur, except for the Seniority Bonus, which is recognized in the statement of income for the year. Remeasurements recognized in other comprehensive income are not reclassified.

Subsidiary BRF recognizes the net defined benefit asset when certain conditions are met.

Past service cost is recognized in the statement of income for the year on the following dates, whichever occurs first:

a) when the plan amendment or curtailment occurs; and

b) when subsidiary BRF recognizes the related restructuring costs.

Cost of services and net interest on the defined benefit liability or asset are recognized in the categories of expenses related to the function performed by the beneficiary and in the financial result, respectively.

3.5. Hedge accounting

Cash flow hedge: the effective portion of the gain or loss of the hedging instrument is recognized under Other comprehensive income, and the ineffective portion under financial result. Cumulative gains and losses are reclassified to the statement of income or to the balance sheet when the hedged item is recognized, adjusting the line item in which the hedged item was recorded.

When an instrument is designated as cash flow hedge, the changes in the fair value of the future element of foreign currency forwards and of the timing element of the options are recognized under Other comprehensive income. Upon settlement of the instrument, these hedge costs are reclassified to the statement of income, together with the instrument’s intrinsic value.

A hedging relationship is discontinued prospectively when it no longer meets the criteria for qualifying as hedge accounting. Upon discontinuation of a cash flow hedge relationship where the hedged future cash flows are still expected to occur, the cumulative amount remains under Other comprehensive income until the cash flows occur and the respective amount is reclassified to the statement of income.

Fair value hedge: the effective portion of the gain or loss of the hedging instrument is recognized in the statement of income or in the balance sheet, adjusting the line item in which the hedged item is or will be recognized. The hedged item, when designated in this relationship, is also measured at fair value.

Hedge of net investment in foreign operation: the effective result of the instrument’s exchange rate variation is recorded under Other comprehensive income, in the same line item in which the gains (losses) on the translation of the hedged investments are recognized. Upon disposal of the hedged investments, the accumulated amount is reclassified to the statement of income for the year.

27

MARFRIG GLOBAL FOODS S.A.
Notes to the individual (Parent Company) and consolidated financial statements
Years ended December 31, 2024 and 2023
(In thousands of Brazilian reais - R$, except where otherwise indicated)

3.6. New standards and interpretations

3.6.1. New and revised standards applied

Management believes that the following standards or amendments have not had and will not have significant impacts on the Company:

Standard	Description	Effective date
IFRS 16/CPC 06 (R2)	The amendments add subsequent measurement requirements for sale and leaseback transactions that satisfy the requirements of IFRS 15/CPC 47.	Effective for annual periods beginning on or after January 1, 2024.
IAS 1/CPC 26

The amendments clarify aspects to be considered when classifying liabilities as current and non-current. Additionally, they clarify that only covenants to be fulfilled at or before the end of the reporting period affect the entity’s right to defer the settlement of a liability for at least 12 months after the reporting date.

Effective for annual periods beginning on or after January 1, 2024.
IAS 7/CPC 03 (R2) and IFRS 7	The amendments clarify that the entity shall disclose supplier finance arrangements, with information that allows users of financial statements to assess the effects of these arrangements on the entity’s liabilities and cash flows.	Effective for annual periods beginning on or after January 1, 2024.

28

MARFRIG GLOBAL FOODS S.A.
Notes to the individual (Parent Company) and consolidated financial statements
Years ended December 31, 2024 and 2023
(In thousands of Brazilian reais - R$, except where otherwise indicated)

3.6.2. New standards, amendments and interpretations to existing standards that are not yet mandatory or effective at December 31, 2024

Management is assessing whether the following standards and amendments will have significant impacts on the Company:

Standard	Description	Effective date
IFRS S1 – (CVM Resolution 217/2024) IFRS S2 – (CVM Resolution 218/2024)	On December 26, 2023, CVM approved Resolution 193/23, which establishes the voluntary option for disclosure of sustainability-related financial information, in accordance with the standards issued by the International Sustainability Standard Board (“ISSB”), which provide new requirements for disclosure of sustainability-related risks and opportunities and specific climate-related disclosures, respectively. Accordingly listed companies, investment funds and securitization companies	May voluntarily adopt these requirements for annual periods beginning on or after January 1, 2024 and adoption will be mandatory for annual periods beginning on or after January 1, 2026.
CPC 18 (R3)	CVM Resolution 211 makes Technical Pronouncement CPC 18 (R3) – Investments in Associates and Joint Ventures, issued by the Brazilian Accounting Pronouncements Committee (CPC), mandatory for listed companies, pursuant to Appendix “A” of the Resolution, revoking CVM Resolution 118.	The regulation comes into force on January 1, 2025, applying to annual periods beginning on or after this date.
ICPC 09 (R3)	CVM Resolution 212 makes Technical Interpretation ICPC 09 (R3) – Individual Financial Statements, Separate Statements, Consolidated Statements and Application of the Equity Method, issued by the CPC, mandatory for listed companies, revoking CVM Resolution 124.	The regulation comes into force on January 1, 2025, applying to annual periods beginning on or after this date.
CPC 02 (R2) CPC 37 (R1)	CVM Resolution 213 makes Revision Document of Technical Pronouncement 27, issued by the CPC, mandatory for listed companies. The document presents amendments to Technical Pronouncements CPC 02 (R2) - The Effects of Changes in Foreign Exchange Rates and Translation of Financial Statements and CPC 37 (R1) - First-time Adoption of the International Financial Reporting Standards.	Effective for annual periods beginning on or after January 1, 2025.
IAS 21/CPC 02 (R2)	The amendments require the disclosure of information that allows users of financial statements to understand the impact of a currency not being exchangeable.	Effective for annual periods beginning on or after January 1, 2025.
IFRS 18	The IFRS Accounting Standards, international standard-setting body, issued, on April 9, 2024, IFRS 18 - Presentation and Disclosure in Financial Statements. This standard is the result of a project initiated in April 2016 and now, issued in final form, will modify mainly the presentation format of the Statement of Profit or Loss and require new information related to management-defined performance measures.	Effective for annual periods beginning on or after January 1, 2027.
IFRS 19

The IFRS Accounting Standards, international standard-setting body, issued, on May 9, 2024, IFRS 19 - Subsidiaries without Public Accountability: Disclosures. This standard aims to allow an eligible subsidiary to provide reduced disclosures when applying IFRS Standards in the preparation of its financial statements. To be eligible, the entity must be a subsidiary, must not have public accountability, and must have a parent that publishes consolidated financial statements, available for public use, that comply with IFRS Standards.

Effective for annual periods beginning on or after January 1, 2027.

29

MARFRIG GLOBAL FOODS S.A.
Notes to the individual (Parent Company) and consolidated financial statements
Years ended December 31, 2024 and 2023
(In thousands of Brazilian reais - R$, except where otherwise indicated)

3.7. International Tax Reform

In December 2021, the Organization for Economic Cooperation and Development (“OCDE”) disclosed the rules of the Pillar Two model for an international tax reform (IAS 12 / CPC 32), applicable to multinational groups with consolidated revenues exceeding € 750 million in at least two of the last four years.

Multinational groups falling within the scope of these rules will be required to calculate an effective tax rate in each country where they operate, thus obtaining an effective rate for each jurisdiction.

If the effective tax rate of the jurisdiction in which the group operates is lower than the minimum defined rate of 15%, the multinational group will be required to pay a supplementary amount of income tax relating to the difference.

Since 2024, the Company is subject to the rules of the OCDE Pillar Two model in Austria, South Africa, Netherlands, United Kingdom and Turkey, and has not identified significant impacts for these jurisdictions.

Concurrently, Provisional Measure 1,262, Regulatory Instruction 2,228/24 and Law 15,079/24 were issued in Brazil, introducing the Qualified Domestic Minimum Top-up Tax (QDMTT), effective as from January 1, 2025, representing a partial adoption of the Pillar Two rules.

The Company is monitoring the potential impacts that this new rule may have to the Group.

3.8. Consolidated financial statements

The consolidated financial statements include the accounts of the Company and its subsidiaries, as per the table showing the equity interests of the Company in Note 14.1 – Direct investments of the parent company.

The financial statements of foreign subsidiaries were prepared in accordance with the law of each country where the companies are located and were converted into the accounting policies issued by the IFRS Accounting Standards.

30

MARFRIG GLOBAL FOODS S.A.
Notes to the individual (Parent Company) and consolidated financial statements
Years ended December 31, 2024 and 2023
(In thousands of Brazilian reais - R$, except where otherwise indicated)

The table below presents the direct (blue) and indirect equity interests included in the financial statements:
EQUITY INTEREST
PARENT	CORE ACTIVITY
Marfrig Global Foods S.A.	Processing of products (formed by cattle slaughter facilities in operation, which are also used in beef processing, and for the manufacture of animal nutrition products) and sale of animal-based (beef, pork, lamb, fish and poultry) and plant-based proteins. Located in the States of São Paulo, Mato Grosso, Mato Grosso do Sul and Rio Grande do Sul, in addition to distribution centers in the States of São Paulo, Rio de Janeiro and Rio Grande do Sul, which are also used for beef processing.

SUBSIDIARIES	CORE ACTIVITY
Masplen Ltd.	Holding company
Pampeano Alimentos S.A.	Producer of canned meat and other processed products
Marfrig Overseas Ltd.	Specific purpose entity - SPE
Marfrig Comercializadora de Energia Ltda.	Energy trading and associated services
Inaler S.A. (a)	Processing and marketing of products
Establecimientos Colonia S.A. (a)	Processing and marketing of products
Frigorífico Tacuarembó S.A.	Processing and marketing of products
Indusol S.A.	Specific Purpose Entity - SPE for commission of industry in Uruguay
Prestcott International S.A. (a)	Holding company
Cledinor S.A.	Processing and marketing of products: beef and lamb
Abilun S.A.	Holding company
Dicasold S.A.	Marketing and distribution of food products
Marfrig Chile S.A.	Processing and marketing of products
MFG Holdings SAU	Holding company
Quickfood S.A.	Processing and marketing of products
Estancias del Sur S.A.	Processing and marketing of products
Marfrig Holdings (Europe) B.V.	Holding company whose purpose is to raise funds
Marfrig Beef (UK) Limited	Holding company
Weston Importers Ltd.	Trading
MARB Bondco PLC	Holding company whose purpose is to raise funds
MBC Bondco Limited (b)	Holding company whose purpose is to raise funds
Marfrig Beef International Ltd.	Holding company
MFG US Holdings Limited	Holding company
Marfrig NBM Holdings Ltd.	Holding company
Marfrig US Holdings, LLC	Holding company
Beef Holdings Limited	Holding company
COFCO Keystone Supply Chain (H. Kong) Investment Ltd.	Joint venture
COFCO Keystone Supply Chain (China) Investment Ltd.	Joint venture
NBM US Holdings, Inc.	Holding company whose purpose is to raise funds
MF Foods USA LLC	Marketing of products
Plant Plus Foods, LLC	Joint venture
Plant Plus Foods Brasil Ltda.	Joint venture
Plant Plus Foods Canada Inc. (b)	Joint venture
VG HilarysEatWell, LCC (b)	Joint venture
National Beef Packing Company, LLC	Processing and marketing of products
Iowa Premium, LLC	Processing and marketing of products
National Carriers, Inc.	Transportation
NCI Leasing, Inc.	Leasing transportation
National Beef California, LP	Processing and marketing of products
National Beef Japan, Inc.	Marketing of products
National Beef Korea, Ltd.	Marketing of products
Kansas City Steak Company, LLC	DTC Marketing of products
National Elite Transportation, LLC	Transportation
National Beef Leathers, LLC	Processing of leather
National Beef de León S. de R.L. de C.V.	Processing of leather
National Beef Ohio, LLC	Processing and marketing of products
National Beef aLF, LLC	Holding company
alF Ventures, LLV	Processing and marketing of products
Zutfray S.A.	Processing and marketing of products

31

MARFRIG GLOBAL FOODS S.A.
Notes to the individual (Parent Company) and consolidated financial statements
Years ended December 31, 2024 and 2023
(In thousands of Brazilian reais - R$, except where otherwise indicated)

EQUITY INTEREST - CONTINUED
SUBSIDIARIES	CORE ACTIVITY
BRF S.A.	Processing and marketing of products
BRF GmbH	Holding company
BRF Foods UK Ltd.	Provision of administrative and marketing services
BRF Arabia Holding Company JCS	Holding company
BRF Arabia Food Industry Ltd. (n)	Preparation and preservation of meat, fish, crustaceans and shellfish and production of animal and vegetable oils and fats
BRF Foods GmbH (i)	Processing, import and sale of products
BRF Foods LLC (e)	Import, processing and sale of products
BRF Foods LLC (i)	Processing, import and sale of products
Al Khan Foodstuff LLC (“AKF”) (c)	Import, sale and distribution of products
TBQ Foods GmbH	Holding company
Banvit Bandirma Vitaminli	Import, processing and sale of products
Banvit Enerji ve Elektrik Üretim Ltd. Sti. (l)	Energy generation and trading
Nutrinvestments BV (k)	Holding company
BRF Global Company Nigeria Ltd.	Provision of marketing and logistics services
BRF Global Company South Africa Proprietary Ltd.	Provision of administrative, marketing and logistics services
BRF Global GmbH	Holding and trading
BRF Japan KK	Provision of marketing and logistics services, import, export, processing and sale of products
BRF Korea LLC	Provision of marketing and logistics services
BRF Kuwait Food Supply Management Co. (c)	Provision of consulting and marketing services
BRF Shanghai Management Consulting Co. Ltd.	Provision of consulting and marketing services
BRF Shanghai Trading Co. Ltd.	Import, export and sale of products
BRF Singapore Foods PTE Ltd.	Provision of administrative, marketing and logistics services
Eclipse Holding Cöoperatief U.A.	Holding company
Buenos Aires Fortune S.A. (f)	Holding company
Eclipse Latam Holdings (m)	Holding company
Perdigão Europe Lda. (j)	Import and export of products and provision of administrative services
ProudFood Lda.	Import and sale of products
Sadia Chile S.A.	Import, export and sale of products
One Foods Holdings Ltd.	Holding company
Al-Wafi Food Products Factory LLC	Import, export, processing and sale of products
Badi Ltd.	Holding company
Al-Wafi Al-Takamol International for Foods Products	Import and sale of products
Joody Al Sharqiya Food Production Factory LLC	Import and sale of products
Federal Foods LLC (c)	Import, sale and distribution of products
Federal Foods Qatar (c)	Import, sale and distribution of products
BRF Energia S.A.	Energy trading
BRF Pet S.A.	Processing, sale and distribution of animal feed and nutrition products
Hecosul Alimentos Ltda. (o)	Production and sale of animal feed
Hercosul Distribuição Ltda. (o)	Import, export, wholesale and retail of animal feed
Hercosul International S.R.L.	Production, export, import and sale of animal feed and nutrition products
Hercosul Soluções em Transportes Ltda.	Road freight
Mogiana Alimentos S.A.	Production, distribution and sale of pet food products
Potengi Holdings S.A. (d)	Holding company
PR-SAD Administração de bem próprio S.A.	Asset management
PSA Laboratório Veterinário Ltda. (g)	Veterinary services
Sadia Alimentos S.A.	Holding company
Sadia Uruguay S.A. (h)	Import and sale of products
Vip S.A. Empreendimentos e Participações Imobiliárias (g)	Real estate activity
MBR investimentos Ltda. (g)	Holding of interests in companies, management of companies and enterprises and management of company-owned assets

(a)	Assets held for sale.
(b)	The operations of subsidiaries MBC Bondco Limited, VG HilarysEatWell LLC and PlantPlus Foods Canada Inc. were discontinued.
(c)	For these entities, the Company has agreements that guarantee total economic rights, except for AKF, for which the economic rights are 99%.
(d)	Associate with a subsidiary of Auren Energia S.A., whose economic interest is 24%. On October 9, 2024, a capital increase of R$ 94,221 was approved, of which R$ 22,613 by BRF Energia S.A. On December 11, 2024, a capital increase of R$ 94,000 was approved, of which R$ 22,560 by BRF Energia S.A.
(e)	On January 15, 2024, subsidiary BRF Foods LLC (Russia) was dissolved.
(f)	On March 19, 2024, subsidiary Buenos Aires Fortune S.A. was dissolved.

32

MARFRIG GLOBAL FOODS S.A.
Notes to the individual (Parent Company) and consolidated financial statements
Years ended December 31, 2024 and 2023
(In thousands of Brazilian reais - R$, except where otherwise indicated)

(g)	On March 28, 2024, subsidiaries VIP S.A. Empreendimentos e Participações Imobiliárias and PSA Laboratório Veterinário Ltda. were merged into BRF S.A. and indirect subsidiary BRF Investimentos Ltda. became a direct subsidiary of BRF S.A. On December 23, 2024, the corporate name of BRF Investimentos Ltda. was changed to MBR Investimentos Ltda.
(h)	On March 31, 2024, there was a capital reduction in subsidiary Sadia Uruguay S.A. by UYU 415,000 (R$ 55,365), and on June 17, 2024, there was another capital reduction by UYU 415,000 (R$ 58,515).
(i)	BRF Foods GmbH, an Austrian company, had a branch in the United Arab Emirates, which on April 5, 2024 was converted into a limited company, named BRF Foods LLC (EAU). On February 1, 2025, subsidiary BRF was merged into BRF GmbH.
(j)	On April 29, 2024, subsidiary Perdigão Europe Lda. was dissolved.
(k)	On July 19, 2024, subsidiary Nutrinvestments BV was dissolved.
(l)	On September 9, 2024, subsidiary Banvit Enerji ve Elektric Üretim Ltd. STI was dissolved.
(m)	On November 8, 2024, subsidiary Eclipse Latam Holdings was dissolved.
(n)	On November 28, 2024, BRF Arabia Food Industry Ltd. was established, a wholly-owned subsidiary of BRF Arabia Holding Company JCS.
(o)	On January 2, 2025, subsidiaries Hercosul Alimentos Ltda. and Hercosul Distruição Ltda. were merged into Mogiana Alimentos S.A.

3.9. Reclassification of the amounts of advance for asset sale in the balance sheet and in the statement of cash flows for the year ended December 31, 2023

The Company’s Management reclassified the amount of R$ 1,500,000 received as advance on August 28, 2023 for sale of assets, initially recorded under “Advance for asset sale” to “Liabilities related to assets held for sale”, both in current liabilities in the balance sheet and, consequently, the effect of the statement of cash flows, previously recorded as “cash flow from operating activities” to “cash flows from discontinued operations”. The reclassification was made due to the partial closing of the asset sale operation, in which the Company received R$ 5,680,602, recorded under “discontinued operation”, the origin of this amount is the same and its realization was based on a single base, that is, by offset of amounts.

4. CASH AND CASH EQUIVALENTS

Cash and cash equivalents group is composed of cash and demand deposits, as follows:

	Parent		Consolidated
	12/31/2024	12/31/2023	12/31/2024	12/31/2023
Cash and banks	716,435	1,930,667	3,321,225	5,586,182
Cash equivalents	15,885	9,570	1,195,462	874,030
	732,320	1,940,237	4,516,687	6,460,212

	Parent		Consolidated
	12/31/2024	12/31/2023	12/31/2024	12/31/2023
Cash and cash equivalents
Brazilian real	18,257	10,409	322,396	178,136
US dollar	713,852	1,929,512	3,486,396	5,464,952
Euro	211	316	30,694	28,969
Turkish Lira	-	-	6,348	93,641
Saudi Riyal	-	-	256,879	307,151
Other	-	-	413,974	387,363
	732,320	1,940,237	4,516,687	6,460,212

33

MARFRIG GLOBAL FOODS S.A.
Notes to the individual (Parent Company) and consolidated financial statements
Years ended December 31, 2024 and 2023
(In thousands of Brazilian reais - R$, except where otherwise indicated)

5. FINANCIAL INVESTMENTS AND MARKETABLE SECURITIES

The table below shows the financial investments and marketable securities by type:

		Parent
	PMPV (a)	Currency	Average interest rate p.a.	12/31/2024	12/31/2023
Financial investments:
Bank Deposit Certificates - CDB	-	BRL	12.29%	1,570,296	316,458
Repurchase and reverse repurchase agreements	-	BRL	12.00%	2,730,075	1,442,393
Fixed-income securities	-	BRL	-	-	616
Brazilian prize-draw investment bonds	-	BRL	-	1,763	1,763
Time deposit	-	USD	3.00%	1,271,870	292,438
FIDC	0.54	BRL	16.08%	27,592	33,660
Investment fund	0.02	BRL	10.89%	69,576	-
Total financial investments				5,671,172	2,087,328

Marketable securities
LFT - Financial Treasury Bill	0.68	BRL	12.25%	46,774	-

Total marketable securities				46,774	-

Total financial investments and marketable securities				5,717,946	2,087,328
Current assets				5,717,946	2,087,328

(a) Weighted average maturity in years.

				Consolidated
	PMPV(a)	Currency	Average interest rate p.a.%	12/31/2024	12/31/2023
Financial investments:
Bank Deposit Certificates - CDB	0.17	BRL	12.20%	5,287,255	5,193,319
Repurchase and reverse repurchase agreements	-	BRL	11.98%	3,229,238	1,810,879
Fixed-income bonds	-	BRL	-	-	616
Brazilian prize-draw investment bonds	-	BRL	-	1,763	1,763
Offshore note	0.11	BRL	11.18%	1,501,608	-
Time deposit	0.03	Turkish Lira	49.57%	715,371	56,473
Time deposit	0.03	USD	3.60%	5,104,085	7,277,012
Time deposit	0.53	South Korean Won	2.63%	87	340
Time deposit	0.74	Paraguayan Guarani	4.94%	7,900	3,893
Time deposit	0.02	Arab Dirham	4.29%	102,947	-
Time deposit	-	Euro	-	-	15,952
Time deposit	0.01	Saudi Riyal	5.42%	959,103	612,110
Time deposit	0.06	AOA	10.07%	55,449	-
FIDC	0.76	BRL	9.63%	46,042	50,150
Investment fund	0.02	BRL	10.89%	69,576	-
Total financial investments				17,080,424	15,022,507

Marketable securities
B3 marketable securities	0.08	BRL	-	20	20
LFT - Financial Treasury Bill	0.89	BRL	11.66%	81,805	412,107
NTN - National Treasury Notes	8.76	BRL	11.44%	859,029	-
ADRs securities	1.08	USD	-	15,481	12,103
External credit note (b)	5.40	USD	6.82%	289,880	291,402
Total marketable securities				1,246,215	715,632

Total financial investments and marketable securities				18,326,639	15,738,139
Current assets				18,002,828	15,418,144
Non-current assets				323,811	319,995

(a)      Weighted average maturity in years.

(b)      Investments in private securities and Angolan Government securities, which are presented net of expected credit losses in the amount of R$ 22,530 (R$ 16,466 at December 31, 2023). These refer to bonds in US Dollar at a weighted average rate of 6.82% (US Dollar - 6.34% and bonds - 5.90% in 2023).

34

MARFRIG GLOBAL FOODS S.A.
Notes to the individual (Parent Company) and consolidated financial statements
Years ended December 31, 2024 and 2023
(In thousands of Brazilian reais - R$, except where otherwise indicated)

Subsidiary BRF pledged the amount of R$ 69,753 (R$ 9,179 in 2023) as collateral, with no restrictions, for operations with futures contracts traded on the B3, referring to cash and cash equivalents and marketable securities.

The Company’s investments are mainly of types widely adopted by the market, mitigating the risks, liquidity and profitability. Investments include Bank Deposit Certificates (CDBs) and repurchase and reverse repurchase agreements, both indexed to the CDI and with possibility of immediate redemption, as well as fixed-income bonds, which offer predictability of return.

In addition, the Company diversifies its portfolio with investments in the international market, including time deposits with fixed rates and daily liquidity, and Brazilian prize-draw investment bonds structured for predefined periods.

For diversification and adjustment to market dynamics, the Company has investments in alternative modalities that expands its strategic management, such as:

FIDC – Fundos de Investimentos em Direitos Creditórios (Receivables Backed Investment Funds)

Investment in quotas of funds for acquisition of credit rights, which provide the Company with greater flexibility in the allocation of resources, without compromising liquidity or generating an immediate financial burden.

Investment fund

This is an investment fund in fixed-income quotas, with predominant allocation to low-risk assets, such as government and private securities. Its purpose is to provide liquidity and predictability, monitoring economic indicators such as the CDI and the SELIC rate.

National Treasury Securities

These include Financial Treasury Bills (LFT), indexed to the SELIC rate, and National Treasury Notes (NTN), indexed to different economic indicators. These securities provide predictability and protection against exchange rate and inflation rate fluctuations.

6. TRADE ACCOUNTS RECEIVABLE

	Parent		Consolidated
	12/31/2024	12/31/2023	12/31/2024	12/31/2023
Trade accounts receivable – domestic	225,362	332,221	5,052,649	4,111,676
Third parties	158,864	293,849	5,050,539	4,103,988
Related parties (a)	66,498	38,372	2,110	7,688

Trade accounts receivable – foreign	8,927,853	2,145,630	4,145,785	3,107,867
Third parties	98,895	10,461	4,145,785	3,107,867
Related parties (a)	8,828,958	2,135,169	-	-
	9,153,215	2,477,851	9,198,434	7,219,543
Amounts not yet due	9,122,711	2,389,911	7,758,085	5,926,885
Amounts overdue:
From 1 to 30 days	29,751	50,855	1,206,429	1,076,415
From 31 to 60 days	428	17,397	169,517	116,998
From 61 to 90 days	325	19,688	84,528	114,596
More than 90 days	44,060	22,076	829,723	644,726
(-) Present value adjustment	-	-	(39,291)	(29,284)
(-) Estimated losses on doubtful accounts	(44,060)	(22,076)	(810,557)	(630,793)
	9,153,215	2,477,851	9,198,434	7,219,543

Current assets	9,153,215	2,477,851	9,175,814	7,213,646
Non-current assets	-	-	22,620	5,897

(a)     Trade accounts receivable with related parties are detailed in Note 36 – Related-party transactions.

35

MARFRIG GLOBAL FOODS S.A.
Notes to the individual (Parent Company) and consolidated financial statements
Years ended December 31, 2024 and 2023
(In thousands of Brazilian reais - R$, except where otherwise indicated)

Changes in estimated losses on doubtful accounts are as follows:

	Parent	Consolidated
Balance at December 31, 2023	(22,076)	(630,793)
Estimate accrued, net	(581)	(47,068)
Write-offs	-	22,672
Translation gains (losses)	-	(133,894)
Reclassification to assets held for sale	(21,403)	(21,474)
Balance at December 31, 2024	(44,060)	(810,557)

In June 2014, a receivables backed investment (Fundo de Investimento de Direitos Creditórios - FIDC) was created to sell a portion of the receivables from the installment sale in the domestic market, in the amount of R$ 150,000 (principal). Invoices negotiated with the fund MRFG amounted to R$ 106,196 in 2024 (R$ 134,343 in 2023).

The Company, through its subsidiary BRF, conducts credit assignments with no right of recourse with Fundo de Investimento em Direitos Creditórios Clientes BRF (“FIDC BRF II”), which exclusively operates in acquiring credit rights arising from commercial transactions carried out with customers in Brazil.

In 2024, FIDC BRF II had as outstanding balance of R$ 959,434 (R$ 1,072,964 in 2023) related to such credit rights, which were derecognized from the Company’s balance sheet at the time of assignment.

In 2024, subsidiary BRF has insurance, letters of credit and other guarantees referring to sales in installments in foreign markets, in the amount of R$ 1,441,599 (R$ 1,003,891 in 2023).

7. INVENTORIES

Inventories of finished products were carried at average purchase and/or production cost, as explained below:

	Parent		Consolidated
	12/31/2024	12/31/2023	12/31/2024	12/31/2023
Finished products	541,100	469,238	6,808,523	6,082,922
Work in progress	-	-	545,729	482,182
Raw materials	29,654	12,953	2,325,265	2,235,710
Packaging and storeroom supplies	98,822	58,060	1,954,807	1,515,916
(-) Present value adjustment (a)	-	-	(115,546)	(129,848)
(-) Estimated losses	(5,424)	(14,886)	(35,840)	(73,764)
	664,152	525,365	11,482,938	10,113,118

(a)  Refers to the balancing entry of initial recording of the adjustment to present value of trade accounts payable of subsidiary BRF, which is allocated to costs according to the inventory turnover.

The Company grounds its estimates on historical losses and assessment of subsequent realization (market), as follows:

	Parent	Consolidated
Balance at December 31, 2023	(14,886)	(73,764)
Estimate accrued, net	9,466	38,605
Translation gains (losses)	-	(601)
Reclassification to assets held for sale	(4)	(80)
Balance at December 31, 2024	(5,424)	(35,840)

The Company’s Management assessed the estimated net realizable value for inventories, and concluded that the recognized amount is sufficient.

36

MARFRIG GLOBAL FOODS S.A.
Notes to the individual (Parent Company) and consolidated financial statements
Years ended December 31, 2024 and 2023
(In thousands of Brazilian reais - R$, except where otherwise indicated)

8. BIOLOGICAL ASSETS

Biological assets comprise, cattle, poultry, pigs and forests, as detailed below:

	Consolidated
	12/31/2024	12/31/2023
Biological assets - cattle	81,788	54,519
Biological assets - poultry	1,110,101	1,020,224
Biological assets - pigs	1,734,532	1,681,941
Biological assets - current	2,926,421	2,756,684
Biological assets - poultry	677,210	668,606
Biological assets - pigs	639,689	646,613
Biological assets - forestry	470,338	543,097
Biological assets - non-current	1,787,237	1,858,316

Total	4,713,658	4,615,000

8.1. Changes in biological assets (current)

				Consolidated
	Cattle	Poultry	Pigs	Total
Balance at December 31, 2023	54,519	1,020,224	1,681,941	2,756,684
Increase due to acquisitions	114,104	15,587,078	9,988,685	25,689,867
Animal feeding expenses	68,819	-	-	68,819
Decrease due to sales	(15,374)	-	-	(15,374)
Net decrease due to deaths	(541)	-	-	(541)
Changes in fair value less costs to sell	8,060	3,100,412	357,017	3,465,489
Translation gains (losses)	4,953	8,042	-	12,995
Transfers to inventories	(152,752)	(18,605,655)	(10,293,111)	(29,051,518)
Balance at December 31, 2024	81,788	1,110,101	1,734,532	2,926,421

8.2. Changes in biological assets (non-current)

		Consolidated
	Poultry	Pigs	Forestry	Total
Balance at December 31, 2023	668,606	646,613	543,097	1,858,316
Increase due to acquisitions	160,357	542,441	84,140	786,938
Decrease due to sales	-	-	(11,130)	(11,130)
Changes in fair value less costs to sell	822,201	(154,451)	-	667,750
Gain or loss on fair value adjustment	-	-	(78,578)	(78,578)
Depreciation/ depletion	(1,054,421)	(394,914)	(69,060)	(1,518,395)
Reclassification (a)	-	-	1,869	1,869
Translation gains (losses)	80,467	-	-	80,467
Balance at December 31, 2024	677,210	639,689	470,338	1,787,237

(a)     Amounts reclassified from right-of-use assets.

Subsidiary BRF has forestry areas pledged as collateral for financing, tax and civil contingencies, in the amount of R$ 70,025 in 2024 (R$ 71,399 in 2023).

37

MARFRIG GLOBAL FOODS S.A.
Notes to the individual (Parent Company) and consolidated financial statements
Years ended December 31, 2024 and 2023
(In thousands of Brazilian reais - R$, except where otherwise indicated)

8.3. Sensitivity analysis table

The fair value of poultry, pigs and forests is determined using unobservable data, therefore, they are classified in the Level 3 fair value category. The main assumptions used in the calculation of fair value and their impact on measurement are presented below.

Assets	Valuation technique	Significant unobservable inputs	The estimated fair value could change if:
			Increase	Decrease
Forests	Revenue approach	Estimated prices for standing timber	Timber price if it is higher	Timber price if it is lower
		Estimated productivity per hectare	Yield per hectare if it is higher	Yield per hectare if it is lower
		Harvest and transportation cost	Lower harvest cost	Harvest cost if it is higher
		Discount rate	Lower discount rate	Discount rate if it is higher

Live animals	Cost approach	Feed input prices	Feed cost if it is higher	Feed cost if it is lower
		Accommodation cost	Accommodation cost if it is higher	Accommodation cost if it is lower
		Integrated costs	Integrated cost if it is higher	Integrated cost if it is lower

The prices used in the evaluation refer to those practiced in the regions where the Company is located and were obtained through market research. The discount rate corresponds to the average cost of capital and other economic assumptions for a market participant.

The weighted average price used in the valuation of the biological asset (forests) in 2024 was equivalent to R$ 85.12 per sterile meter (R$ 76.22 per sterile meter in 2023). The actual discount rate used in the valuation of biological assets (forests) in 2024 was 9.2% (8.1% in 2023).

9. RECOVERABLE TAXES

	Parent		Consolidated
	12/31/2024	12/31/2023	12/31/2024	12/31/2023
ICMS and IVA (State VAT)	388,487	473,171	2,914,034	2,604,642
IPI (Excise Tax)	3,622	1,005	1,182,006	1,095,890
INSS (National Social Security Institute)	-	-	422,163	485,096
PIS and COFINS (taxes on sales) credits	2,209,820	1,687,034	4,370,281	4,257,325
IRRF, IRPJ and CSLL (taxes on income) recoverable	3,877,914	3,252,806	4,702,802	3,787,516
Other	15,646	10,075	203,938	166,698
(-) Estimated impairment	(229,525)	(199,525)	(418,401)	(386,963)
	6,265,964	5,224,566	13,376,823	12,010,204

Current assets	756,930	1,220,697	3,235,325	2,920,641
Non-current assets	5,509,034	4,003,869	10,141,498	9,089,563

9.1. ICMS and IVA (State VAT)

The credit balance of recoverable ICMS derives from credits taken for ICMS paid on the acquisition of raw, packaging and other materials and inputs, in amounts higher than the debts generated from its sales, since the Company’s main credit generating operations are sales to the foreign market, and they are exempt from this tax. The Company has been seeking ways to optimize these balances, when authorized by the State tax authorities, through the sales of ICMS to third parties or for the payment of suppliers of inputs and property, plant and equipment.

On June 20 and October 16, 2024, an agreement was entered into between the Parent and its subsidiary BRF S.A. for the acquisition of R$ 113,000 and R$ 350,000 in ICMS credits, respectively, determined in the State of São Paulo and owned by the Parent, considering a discount compatible with the market.

Up to December 31, 2024, R$ 256,000 had been transferred and subsidiary BRF offset R$ 178,076 related to these credits. The credits will be used according to the Company’s monthly calculation in the state, with full offset expected up to April 2025.

38

MARFRIG GLOBAL FOODS S.A.
Notes to the individual (Parent Company) and consolidated financial statements
Years ended December 31, 2024 and 2023
(In thousands of Brazilian reais - R$, except where otherwise indicated)

In several other jurisdictions outside Brazil, VAT is levied on the Company’s ordinary operations with goods and services with expected realization in the short and long terms.

9.2. IPI

The Company recorded tax assets arising from successful outcomes in lawsuits, particularly the premium credit.

9.3. INSS

INSS recoverable refers to differences in social security contributions discussed in court on paid maternity leave, work accident risk, vacation bonus, labor agreements, paid sick leave, and notice of termination.

9.4. PIS and COFINS taxes

Pursuant to Laws 10,637/02, 10,833/03, 10,865/04, 10,925/04, 11,033/04, 12,058/09 and 12,350/10, the Company has noncumulative PIS and COFINS credits on the acquisition of raw, packaging and other materials used in goods sold in domestic and foreign markets.

The realization of these balances usually occurs through offsetting against the balance payable in sales of taxed products in the domestic market, against other federal taxes, and with the changes provided for by Law 13,670, in August 2018, which permitted the offsetting of social security liabilities using other credits from the taxpayer. As from said date, the Company started settling its social security liabilities using such credits.

9.5. IRRF, IRPJ and CSLL recoverable

Refers to withholding of income tax at source on services, financial investments, prior-year negative balances of income and social contribution taxes and income tax paid abroad on net income made available in Brazil. Income tax paid abroad is payable via the offsetting of income and social contribution taxes calculated on profit for future years and have no time limit.

9.6. Estimated impairment of taxes

Estimated losses were calculated based on Management’s best judgment of the realization of the Company’s recoverable taxes balances, mainly on PIS and COFINS credits.

In 2024, the changes in this item were as follows:

	Parent	Consolidated
Balance at December 31, 2023	(199,525)	(386,963)
Net estimate (a)	(30,000)	(31,117)
Reclassification to assets held for sale	-	(321)
Balance at December 31, 2024	(229,525)	(418,401)

(a)      Based on its assessment, the Company concluded that it was necessary to recognize impairment of PIS and COFINS taxes for the year ended in 2024, in an amount considered sufficient to cover any losses on realization of such tax credits.

39

MARFRIG GLOBAL FOODS S.A.
Notes to the individual (Parent Company) and consolidated financial statements
Years ended December 31, 2024 and 2023
(In thousands of Brazilian reais - R$, except where otherwise indicated)

10. NOTES RECEIVABLE

	Parent		Consolidated
	12/31/2024	12/31/2023	12/31/2024	12/31/2023
Related parties (a)	3,539,815	8,727,233	26,601	31,932
Sale of poultry farm (b)	-	-	38,255	12,325
Sale of farm	-	-	-	54,000
Adjustment to present value	-	-	(5,910)	(2,223)
Other notes receivable (c)	1,084	707	9,141	2,866
	3,540,899	8,727,940	68,087	98,900

Current assets	650,180	554,995	59,452	96,770
Non-current assets	2,890,719	8,172,945	8,635	2,130

(a)      The amount presented in the Parent refers mostly to balances resulting from loan transactions with its subsidiaries, as described in Note 36 – Related-party transactions.

(b)      The amount presented substantially refers to the sale of poultry farms in Guatambu and Concordia.

(c)      The amount presented substantially refers to the sale of a hatchery in Caxias do Sul.

11. ADVANCES TO SUPPLIERS

	Parent		Consolidated
	12/31/2024	12/31/2023	12/31/2024	12/31/2023

Third parties	160,471	412,713	441,103	609,203
Related parties (a)	2,298,299	304,225	2,298,299	304,225
	2,458,770	716,938	2,739,402	913,428

(a)      The balances of advances to suppliers with related parties are detailed in Note 36 - Related-party transactions.

12. ASSETS AND LIABILITIES HELD FOR SALE AND DISCONTINUED OPERATIONS

On August 28, 2023, following its strategy of focusing on the production of branded meat and products with higher value added, the Company decided to sell certain cattle and sheep slaughter units in Argentina, Brazil, Chile and Uruguay, which are part of the Beef South America segment, to Minerva S.A.

The sale price of the Transaction’s Assets was R$ 7,500,000, with a down payment of R$ 1,500,000 received on August 28, 2023, and a remaining balance of R$ 6,000,000, which was subject to the CDI (Interbank Deposit Rate).

On May 21, 2024, according to the Notice to the Market, the Company received from Comission de Promoción y Defensa de La Competencia (CPDC) of Uruguay a resolution denying authorization for the sale of the Transaction’s Assets located in Uruguay, namely the cattle slaughter units in Colônia, Salto and San José, for which the attributed sales price, pursuant to the contract, is R$ 675,000. On October 30, 2024, pursuant to the Notice to the Market, CPDC ratified its prior position. The decision is not definitive and an appeal was filed.

On August 9, 2024, according to the Material Fact disclosed, the Company received from the Administrative Council for Economic Defense (CADE) the final opinion of the General Superintendency recommending to the Administrative Court for Economic Defense (TADE) the approval of the transaction through the execution of a concentration control agreement, determining the decrease of the material and geographic limits established in the expansion restriction clause of the agreement, which did not change the other terms and conditions of the agreement and of the transaction.

On September 25, 2024, pursuant to the Material Fact disclosed, the Company received from CADE, in a judgment session held on that date, the approval of the aforementioned concentration act related to the transaction. Such decision and the other public documents related to the concentration act are available on CADE’s website.

40

MARFRIG GLOBAL FOODS S.A.
Notes to the individual (Parent Company) and consolidated financial statements
Years ended December 31, 2024 and 2023
(In thousands of Brazilian reais - R$, except where otherwise indicated)

On October 8, 2024, according to the Notice to the Market disclosed, the final decision on the Concentration Act No. 08700.006814/2023-77 and the fulfillment of the other conditions precedent established in the Agreement were confirmed.

On October 28, 2024, pursuant to the Material Fact disclosed, the closing of the transaction was implemented, except in relation to the Uruguay Assets. As a result, the Company received, on that date, R$ 5,680,602, totaling a sales price of R$ 7,180,602 (considering R$ 1,500,000 received as down payment).

Pursuant to the Material Fact, the sales price could be post-closing adjustments, which are shown below, together with the transaction results:

12/31/2024
Sales price	6,825,000
Adjustment to sales price (a)	340,684
(-) Expenses on legal advisors and external consultants	(5,836)
(=) Adjusted sales price	7,159,848
(-) Net write-off of assets held for sale	(4,333,025)
(=) Income from operations before taxes	2,826,823
(-) Income and social contribution taxes	(952,965)
(=) Transaction results	1,873,858

(a)      The adjustment to sales price mainly derives from exclusion of the net debt of the negotiated companies, working capital, estimated remuneration and others, as provided for in the agreement.

On February 11, 2025, pursuant to the Material Fact disclosed, Minerva S.A. submitted a new request to the CPDC, for approval of the acquisition of the “Uruguay Operation”. Considering the latest opinion of CPDC regarding the original request, Minerva S.A. submitted an alternative proposal. The proposal submitted does not entail any change to the conditions originally agreed in the asset sale and purchase agreement.

41

MARFRIG GLOBAL FOODS S.A.
Notes to the individual (Parent Company) and consolidated financial statements
Years ended December 31, 2024 and 2023
(In thousands of Brazilian reais - R$, except where otherwise indicated)

The individual and consolidated assets and liabilities held for sale in relation to the Uruguay assets, considering the elimination of balances between the group’s companies, are as follows:

		Assets			Liabilities
	Parent	Consolidated		Parent	Consolidated
CURRENT ASSETS	12/31/2024	12/31/2024	CURRENT LIABILITIES	12/31/2024	12/31/2024
Cash and cash equivalents	-	121,083	Trade accounts payable - third parties	-	317,830
Financial investments and marketable securities	-	387	Accrued payroll and related charges	-	55,486
Trade accounts receivable - third parties	-	12,938	Taxes payable	-	23,084
Inventories	-	150,551	Loans and financing	-	197,010
Recoverable taxes	-	13,526	Advances from customers - third parties	-	161
Advances to suppliers	-	1,607	Lease payable	-	17
Other receivables	-	2,486	Other payables	-	9,176

	-	302,578		-	602,764

NON-CURRENT ASSETS			NON-CURRENT LIABILITIES
Derivative financial instruments	-	31,385	Deferred income and social contribution taxes	-	2,180
			Loans and financing	-	162,400
	-	31,385
				-	164,580
Investments	999,649	-
Property, plant and equipment	-	422,108
Right-of-use assets	-	226
Intangible assets	-	665,761

	999,649	1,088,095

	999,649	1,119,480

TOTAL ASSETS HELD FOR SALE	999,649	1,422,058	TOTAL LIABILITIES RELATED TO ASSETS HELD FOR SALE	-	767,344

The results of discontinued operations for the years 2024 and 2023 are presented below:

		Parent		Consolidated
	YTD	YTD	YTD	YTD
	2024	2023	2024	2023
NET SALES REVENUE	3,716,452	5,781,184	2,320,817	4,266,894
Cost of products and goods sold	(3,047,280)	(4,877,741)	(1,627,683)	(3,109,327)

GROSS PROFIT	669,172	903,443	693,134	1,157,567

Operating income (expenses)	2,182,854	(541,985)	2,183,408	(756,568)
Net financial result	(1,118,368)	(501,906)	(1,109,720)	(519,090)

Profit (loss) before taxes	1,733,658	(140,448)	1,766,822	(118,091)
INCOME AND SOCIAL CONTRIBUTION TAXES	(648,892)	(28,942)	(682,373)	(51,526)
Net income (loss) for the year from discontinued operations	1,084,766	(169,390)	1,084,449	(169,617)

Controlling interest - discontinued operation	1,084,766	(169,390)	1,084,766	(169,390)
Non-controlling interest - discontinued operation	-	-	(317)	(227)

	1,084,766	(169,390)	1,084,449	(169,617)

42

MARFRIG GLOBAL FOODS S.A.
Notes to the individual (Parent Company) and consolidated financial statements
Years ended December 31, 2024 and 2023
(In thousands of Brazilian reais - R$, except where otherwise indicated)

The discontinued cash flow for 2024 and 2023 is presented below:

		Parent		Consolidated
		Reclassified		Reclassified
	YTD	YTD	YTD	YTD
	2024	2023	2024	2023
Parent’s profit (loss) for the year - discontinued	1,084,766	(169,390)	1,084,766	(169,390)

Non-cash items	(1,406,759)	593,999	(1,436,338)	772,237
Equity changes	(1,351,946)	482,924	(211,130)	(515,379)
Cash flow used in operating activities	(1,673,939)	907,533	(562,702)	87,468
Cash flow provided by (used) in investing activities	5,436,974	(151,096)	5,621,260	(204,884)
Cash flow used in financing activities	(70,087)	(579,910)	(160,050)	(612,126)
Exchange variation on cash and equivalents - discontinued operation	4	-	15,302	4,424

Cash flow for the year	3,692,952	176,527	4,913,810	(725,118)

(-) Cash and cash equivalents	(282)	282	27,481	93,602

Discontinued operations net of cash	3,693,234	176,245	4,886,329	(818,720)

13. DEFERRED INCOME AND SOCIAL CONTRIBUTION TAXES

	Parent		Consolidated
	12/31/2024	12/31/2023	12/31/2024	12/31/2023
Income tax	1,106,513	-	3,443,414	1,986,994
Social contribution tax	399,341	-	1,033,541	599,771

Deferred tax assets	1,505,854	-	4,476,955	2,586,765

Income tax	-	(14,981)	(6,489,730)	(7,076,326)
Social contribution tax	-	(1,476)	(2,266,217)	(2,477,186)

Deferred tax liabilities	-	(16,457)	(8,755,947)	(9,553,512)

Total deferred taxes	1,505,854	(16,457)	(4,278,992)	(6,966,747)

The following table presents the breakdown of deferred taxes:

	Parent		Consolidated
	12/31/2024	12/31/2023	12/31/2024	12/31/2023

Income tax losses	2,543,291	519,713	5,406,582	3,362,459
Social contribution tax loss carryforwards	916,580	187,677	1,845,843	1,132,825
Temporary differences - assets	191,399	95,545	2,008,544	1,463,934
Temporary differences - liabilities	(2,145,416)	(819,392)	(13,539,961)	(12,925,965)

Deferred taxes, net	1,505,854	(16,457)	(4,278,992)	(6,966,747)

43

MARFRIG GLOBAL FOODS S.A.
Notes to the individual (Parent Company) and consolidated financial statements
Years ended December 31, 2024 and 2023
(In thousands of Brazilian reais - R$, except where otherwise indicated)

Considering the Company’s estimates, the table below presents the realization of “Deferred Tax Assets”, based on a technical feasibility study and according to the projections, limited to a 10-year term:

	Parent	Consolidated
Year
2025	-	240,541
2026	-	311,216
2027	36,484	346,480
2028	278,433	646,143
2029	493,499	730,172
2030 to 2034	697,438	2,202,403

	1,505,854	4,476,955

14. INVESTMENTS

	Parent		Consolidated
	12/31/2024	12/31/2023	12/31/2024	12/31/2023
Interest in subsidiaries and associates	22,955,323	23,685,943	-	-
Goodwill derived from business combinations	266,450	205,915	-	-
Other investments	10,010	21,010	224,843	654,638

	23,231,783	23,912,868	224,843	654,638

44

MARFRIG GLOBAL FOODS S.A.
Notes to the individual (Parent Company) and consolidated financial statements
Years ended December 31, 2024 and 2023
(In thousands of Brazilian reais - R$, except where otherwise indicated)

14.1. Direct investments by the parent

Information and changes on investments in subsidiaries in 2024 is shown below:

	Marfrig Chile S.A.	Frigorífico Tacuarembó S.A.	Masplen Ltd	Marfrig Overseas Ltd.	Marfrig Comercializadora de Energia Ltda.	Marfrig Holdings (Europe) B.V	Marfrig Beef (UK) Limited	Marfrig Beef International Ltd.	Abilun S.A.	MFG Holdings SAU	Quickfood S.A.	Marfrig Paraguay S.A (c)	BRF S.A.	PlantPlus Brasil

Shares/Units of interest	10,000	163,518,797	5,050	1	40,000,000	426,842	2,001	2,001	400,000	300,000,000	83,071,700,036	-	1,682,473,246	28,921,047
% interest	99.50	99.96	100.00	100.00	100.00	100.00	100.00	100.00	100.00	100.00	10.00	-	50.49	0.24
Total assets	419,800	1,061,172	-	2,813,273	1,669,852	6,861,597	3,078,982	5,402,707	76,540	1,751,336	1,789,156	-	88,611,283	19,993
Total liabilities	159,464	923,289	252,956	2,695,812	1,650,339	2,653,986	1,135,918	3,335,722	61,271	1,518,845	1,264,891	-	58,962,031	13,865
Share capital	71,915	39,588	22,859	-	40,000	2,885,086	2,543,322	1,205,544	57	1,800	498,430	-	13,349,156	28,921
Equity	260,336	137,883	(252,956)	117,461	19,513	4,207,611	1,943,064	2,066,985	15,269	232,491	524,265	-	29,649,252	6,128
Net income (loss)	17,884	49,903	(106,615)	(273,276)	(15,415)	83,003	397,108	(596,896)	8,880	(287,267)	(213,511)	210	1,334,082	(3,622)

Balance at December 31, 2023	206,744	128,035	(162,907)	(777,243)	24,928	3,699,967	1,864,685	3,505,987	5,193	11,693	25,091	(6)	15,153,841	(65)	23,685,943

Write-off	-	-	-	-	-	-	-	-	-	-	-	(2)	-	-	(2)
Dividends and interest on equity	-	(83,491)	-	-	-	(618,717)	(494,974)	(993,300)	-	-	-	-	(578,646)	-	(2,769,128)
REP (a)	81,256	49,532	(113,581)	(273,276)	(15,415)	83,003	397,108	(596,898)	8,880	(272,630)	(19,728)	208	672,692	(14)	1,137
REP (a) (discontinued operation)	(63,331)	-	-	-	-	-	-	-	-	(14,584)	(1,620)	-	-	-	(79,535)
Capital increase	-	-	-	-	10,000	-	-	-	-	1,455	17,930	-	-	-	29,385
Capital reduction	-	-	-	-	-	-	-	-	-	-	-	(215)	-	-	(215)
Increase in equity interest	-	-	-	-	-	-	-	-	-	-	-	-	132,011	-	132,011
Capital transactions	-	-	-	1,391,707	-	-	-	-	-	159,936	-	-	(658,925)	49	892,767
Other comprehensive income	34,326	42,377	(430)	(223,728)	-	1,043,357	176,243	151,193	1,197	294,243	30,747	15	(486,625)	45	1,062,960
Other (to be detailed)	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Balance at December 31, 2024 (b)	258,995	136,453	(276,918)	117,460	19,513	4,207,610	1,943,062	2,066,982	15,270	180,113	52,420	-	14,234,348	15	22,955,323

(a)	Equity in earnings (losses) of subsidiaries.
(b)	Refers to the percentage of the Company’s interest in its subsidiaries, adjusted by profit on unrealized inventories upon the consolidation of balances.
(c)	The Company discontinued the equity interest it held in Marfrig Paraguay S.A.

45

MARFRIG GLOBAL FOODS S.A.
Notes to the individual (Parent Company) and consolidated financial statements
Years ended December 31, 2024 and 2023
(In thousands of Brazilian reais - R$, except where otherwise indicated)

14.1.1. Investment in subsidiaries reclassified to assets held for sale

The balance of investments in subsidiaries of R$ 999,649, reclassified to assets held for sale, includes goodwill derived from business combinations of subsidiaries Inaler S.A. (R$ 137,551), Prestcott International S.A. (R$ 78,681) and Establecimientos Colonia S.A. (R$ 420,085), in Note 12 – Assets and liabilities held for sale, these amounts are presented in the Parent under Investments, and in the Consolidated under Intangible assets and, in addition to these amounts, changes are shown below:

	Inaler S.A.	Prestcott International S.A.	Estab. Colonia S.A.	Fortunceres
Shares/Units of interest	325,673,004	15,927,783	256,562,625	-
% interest	100.00	100.00	100.00	-
Total assets	210,270	489,876	548,445	-
Total liabilities	180,995	388,614	314,882	-
Share capital	57,460	18,094	214,898	-
Equity	29,275	101,262	233,563	-
Net income (loss)	(58,108)	1,721	(22,664)	-

Balance at December 31, 2023	75,146	93,774	201,588	10	370,518

Write-off	-	-	-	(2,557,927)	(2,557,927)
Dividends	-	(21,473)	-	-	(21,473)
REP (a)	-	-	13,126	-	13,126
REP (a) (discontinued operation)	(58,061)	1,866	(35,331)	-	(91,526)
Capital increase	-	-	-	2,557,917	2,557,917
Other comprehensive income	12,202	27,062	53,433	-	92,697

Balance at December 31, 2024 (b)	29,287	101,229	232,816	-	363,332
(a)	Equity in earnings (losses) of subsidiaries.
(b)	Refers to the percentage of the Company’s interest in its subsidiaries, adjusted by profit on unrealized inventories upon the consolidation of balances.

14.2. DIRECT INVESTMENTS

Below are the changes in direct investments in 2024:

14.2.1. BRF S.A.

On February 28 and April 8, 2024, the Company started to hold a total of 842,547,574 and 849,526,130 shares of subsidiary BRF, respectively, increasing its interest from 50.06% to 50.49%. The shares are divided into common shares and American Depositary Receipts (“ADR”).

Related-party transactions

On January 19 and March 27, 2024, subsidiary BRF provided guarantees with the objective of ensuring compliance with the main and accessory obligations assumed by Potengi Holdings S.A. within the scope of its 1st and 2nd issues of, respectively, 300,000 and 2,100,000 simple, non-convertible debentures, in a single series, with a term of 18 years. The nominal value is, respectively, R$ 1.00 and R$ 0.10 each, and BRF provided a personal guarantee for the amount corresponding to 24% of the issue amount.

On May 21, 2024, subsidiary BRF entered into a contract for the strategic supply of products with Saudi Agricultural and Livestock Investment Company (“SALIC”). Under the contract, SALIC can acquire 200 thousand tons of products per year whenever there is a food emergency state in the Kingdom of Saudi Arabia. The price adopted for SALIC will be equivalent to an average of the market prices adopted by subsidiary BRF with other customers and the supply obligation will only exist if subsidiary BRF has plants qualified to export to the Kingdom of Saudi Arabia with sufficient volume to also meet the demand of its other customers in that country. As at December 31, 2024, no transaction linked to this contract was carried out.

46

MARFRIG GLOBAL FOODS S.A.
Notes to the individual (Parent Company) and consolidated financial statements
Years ended December 31, 2024 and 2023
(In thousands of Brazilian reais - R$, except where otherwise indicated)

Distribution of interest on equity to the shareholders of subsidiary BRF

On November 13, 2024, subsidiary BRF’s Board of Directors approved the distribution to shareholders of interest on equity in the total amount of R$ 995,221, based on the balance sheet of subsidiary BRF as of October 31, 2024.

On December 5, 2024, the amount net of withholding income tax of R$ 821,605 was paid, relating to interest on equity approved by BRF’s Board of Directors on November 13, 2024.

On December 30, 2024, the amount net of withholding income tax of R$ 173,616 was paid, related to the same modality approved by BRF’s Board of Directors on December 4, 2024.

Acquisition of interest in Addoha Poultry Company

On October 31, 2024, subsidiary BRF S.A. informed its shareholders and the general public that BRF Arabia Holding Company (“BRF Arabia”), a joint venture of which a 70% interest is held by subsidiary BRF and 30% by Halal Products Development Company (“HPDC”), in turn, a wholly-owned subsidiary of the Public Investment Fund (“PIF”) of Saudi Arabia, signed a binding contract to acquire 26% of Addoha Poultry Company (“Addoha”), a company operating in poultry slaughtering in Saudi Arabia.

The transaction totals SAR 316,200 million (R$ 511,105), of which SAR 216,200 (R$ 349,466) will be paid up in Addoha. On January 14, 2025, a shareholders’ agreement was signed between subsidiary BRF Arabia and the current shareholders of Addoha, ensuring effective participation in the company’s management and allowing the know-how of subsidiary BRF and HPDC to contribute to maximize synergies between the entities. On the same date, subsidiary BRF completed the acquisition, and Addoha is now an associate of subsidiary BRF, which will have its investment accounted for using the equity method.

Acquisition of a processed products plant in the province of Henan in China

On November 20, 2024, BRF GmbH, a wholly-owned subsidiary of subsidiary BRF, entered into a binding agreement with Henan Best Foods Co. Ltd., a subsidiary of the OSI Group, a North American food processing company, to acquire a processing plant in the province of Henan in China.

The transaction totals U$ 42,700, equivalent to R$ 246,563. The plant has two food processing lines, with capacity for 28 thousand tons/year and possibility of expansion for two additional lines.

The closing of this transaction is subject to compliance with the conditions precedent applicable to transactions of this type, including the approval by regulatory authorities, and the corporate reorganization of the plant assets.

Gelprime term of agreement

On December 17, 2024, an agreement was signed between MBR Investimentos Ltda. (“MBR”), a wholly-owned subsidiary of BRF, and the companies Viposa Participações Ltda., Indústria e Comércio de Couros Britali Ltda. and Vanz Holdings Ltda. which currently hold 100% of the capital of Gelprime Indústria e Comércio de Produtos Alimentícios Ltda. (“Gelprime”), a company that produces, sells and distributes gelatine and collagen by processing raw materials of animal origin.

The agreement establishes the main conditions for the acquisition, by MBR, of a 50% interest in the capital of Gelprime (“Acquisition”) for R$ 312,500, subject to any adjustments.

The completion of the transaction is subject to negotiation and signing of definitive documents, as well as approval by the Brazilian competition authorities.

14.2.2. BIOMAS PROJECT

On April 23, 2024, a capital contribution of R$ 30,000 to Biomas – Serviços Ambientais, Restauração e Carbono S.A. (“Biomas”) was approved, and the Company contributed R$ 5,000 under the terms of the respective investment agreements, in view of the fulfillment of all conditions precedent and performance of the closing acts provided for in the respective agreements.

47

MARFRIG GLOBAL FOODS S.A.
Notes to the individual (Parent Company) and consolidated financial statements
Years ended December 31, 2024 and 2023
(In thousands of Brazilian reais - R$, except where otherwise indicated)

14.2.3. MFG HOLDING SAU

On July 23, 2024, a contribution of ARS 5,200,000 (R$ 31) to MFG Holding SAU was approved, referring to the capital increase from ARS 49,800,000 (R$ 299) to ARS 55,000,000 (R$ 336). The premium on the issue of shares was increased by ARS 9,973,988,912 (R$ 60,241). The capital increase was entirely paid by the parent Marfrig Global Foods S.A.

On August 21, 2024, a contribution of ARS 45,000,000 (R$ 262) to MFG Holding SAU was approved, referring to the capital increase from ARS 55,000,000 (R$ 336) to ARS 100,000,000 (R$ 559). The premium on the issue of shares was increased by ARS 8,432,990,580 (R$ 48,974). The capital increase was entirely paid by the parent Marfrig Global Foods S.A.

On November 8, 2024, a contribution of ARS 200,000,000 (R$ 1,162) to MFG Holding SAU was approved, referring to the capital increase from ARS 100,000,000 (R$ 559) to ARS 300,000,000 (R$ 1,800). The capital increase was entirely paid by the parent Marfrig Global Foods S.A.

14.2.4. QUICKFOODS S.A.

On July 23, 2024, a capital increase in QuickFood S.A. in the amount of ARS 11,088,000,000 (R$ 66,968) was approved, from ARS 19,632,233,964 (R$ 117,793) to ARS 30,720,233,964 (R$ 187,393). The amounts were contributed by the shareholders as follows: ARS 9,979,188,912 (R$ 60,272) contributed by MFG Holding SAU and ARS 1,108,678,032 (R$ 6,696) contributed by Marfrig Global Foods S.A.

On August 21, 2024, a capital increase in QuickFood S.A. in the amount of ARS 9,420,000,900 (R$ 54,706) was approved, from ARS 30,720,233,964 (R$ 187,393) to ARS 40,140,233,964 (R$ 236,827). The amounts were contributed by the shareholders as follows: ARS 8,477,990,580 (R$ 49,236) contributed by MFG Holding SAU and ARS 941,896,390 (R$ 5,470) contributed by Marfrig Global Foods S.A.

On November 7, 2024, a capital increase in QuickFood S.A. was approved in the amount of ARS 9,920,000,000 (R$ 59,520). The capital was increased to ARS 83,071,700,036 (R$ 498,430). The amounts were contributed by the shareholders as follows: ARS 992,009,920 (R$ 5,764) contributed by Marfrig Global Foods S.A and ARS 8,927,990,080 (R$ 53,756) contributed by MFG Holding SAU.

14.2.5. MARFRIG OVERSEAS LIMITED

On December 12, 2024, the Company decided to make a capital contribution of US$ 230,000 (R$ 1,391,707) to Marfrig Overseas Limited. The increase was not made through the issuance of additional shares or by means of a donation or loan, but rather originated from distributable reserves (capital reserve), and should be treated as if it constituted profits or share premium to the bylaws of the subsidiary

14.2.6. MARFRIG COMERCIALIZADORA DE ENERGIA LTDA.

On December 13, 2024, the Company decided to increase the capital of Marfrig Comercializadora de Energia Ltda. from R$ 30,000 to R$ 40,000, a total increase of R$ 10,000, through the issue of 10,000,000 million shares, with par value of R$ 1.00 each, fully subscribed and paid-in by the Company on that date.

14.3. INDIRECT INVESTMENTS

Below are the changes in indirect investments in the year ended December 31, 2024:

14.3.1. PLANTPLUS FOODS LLC.

In the second quarter of 2024, a capital increase in PlantPlus Food, LLC was approved in the amount of US$ 7.1 million, to which subsidiary NBM US Holdings Inc. contributed US$ 5.0 million, equivalent to 70% of the approved capital.

In the third quarter of 2024, a capital increase in PlantPlus Food, LLC was approved in the amount of US$ 520 thousand, to which subsidiary NBM US Holdings Inc. contributed US$ 364 thousand, equivalent to 70% of the approved capital.

48

MARFRIG GLOBAL FOODS S.A.
Notes to the individual (Parent Company) and consolidated financial statements
Years ended December 31, 2024 and 2023
(In thousands of Brazilian reais - R$, except where otherwise indicated)

Change in control of PlantPlus Foods, LLC.

On November 7, 2024, the Company and Archer-Daniels-Midland Company (“ADM”), which provided ingredients and technical know-how for the development of plant-based products, mutually agreed to terminate the partnership in which a 30% interest was held by ADM. The Company maintained its 70% interest.

The transfer of the PlantPlus Foods, LLC units to subsidiary BRF, equivalent to a 30% equity interest, occurred on January 23, 2025, after approval without reservations by CADE.

14.3.2. PLANTPLUS FOODS BRASIL LTDA.

On March 22, 2024, a capital increase in PlantPlus Foods Brasil Ltda. in the amount of R$ 4,979 was approved, from R$ 9,834 to R$ 14,814. The contribution was made by the shareholder PlantPlus Foods, LCC through the issue of 4,979,000 million shares, with a par value of R$ 1.00 each, fully subscribed by the shareholder. The other shareholders waived their subscription rights.

On August 23, 2024, a capital increase in PlantPlus Foods Brasil Ltda. in the amount of R$ 14,313 was approved, from R$ 14,814 to R$ 29,126. The contribution was made by the shareholder PlantPlus Foods, LLC through the issue of 14,313,000 million shares, with a par value of R$ 1.00 each, fully subscribed by the shareholder. The other shareholders waived their subscription rights.

According to the change in equity interest mentioned in Note 14.3.1. - PLANTPLUS FOODS LLC., the 0.3% equity interest previously held by ADM is held by subsidiary BRF since February 14, 2025.

14.4. JOINT VENTURES

All joint ventures are accounted for using the equity method and are not consolidated in accordance with NBC TG 18/R3 (CVM Resolution 118/22) - Investments in Associates and Joint Ventures. The Company’s interests in joint ventures are described below:

a)	The Company holds a direct interest of 0.7% in Plantplus Foods Brasil Ltda., headquartered in Brazil;
b)	The Company, through its direct subsidiary BRF, holds a 24.0% interest in Potengi Holdings S.A., headquartered in Brazil; and
c)	The Company, through its indirect subsidiary Beef Holdings Limited, holds a 45.0% interest in COFCO Keystone Supply Chain Invest. Ltd, headquartered in Hong Kong; and
d)	The Company, through its indirect subsidiary NBM US Holdings, Inc., holds a 70.0% interest in Plantplus Foods LLC, headquartered in the United States of America.

15. INVESTMENT PROPERTY

Investment property refers to tanneries and industrial plants that, under the Company’s strategy, are held to generate lease income, whose amounts are recognized at fair value.

	Parent and Consolidated
	Land	Constructions and buildings	Total
Tannery in Promissão	4,233	3,202	7,435
Tannery in Bataguassú	-	44,166	44,166
Plant in Capão do Leão	3,522	44,322	47,844
Plant in Mato Leitão	2,355	14,994	17,349

Net balance at 12/31/2024	10,110	106,684	116,794

49

MARFRIG GLOBAL FOODS S.A.
Notes to the individual (Parent Company) and consolidated financial statements
Years ended December 31, 2024 and 2023
(In thousands of Brazilian reais - R$, except where otherwise indicated)

Changes in investment properties:

		Parent and Consolidated
	12/31/2023	Change in fair value	12/31/2024
Tannery in Promissão	7,382	53	7,435
Tannery in Bataguassú	42,868	1,298	44,166
Plant in Capão do Leão	47,854	(10)	47,844
Plant in Mato Leitão	17,061	288	17,349

Net balance	115,165	1,629	116,794

16. PROPERTY, PLANT AND EQUIPMENT

The following tables show the weighted average annual depreciation rate determined using the straight-line method and based on the economic useful life of the assets and their balances.

Changes in property, plant and equipment:

		Parent
			Property, plant and equipment
Description	Land, constructions and buildings	Machinery, equipment, furniture and fixtures	Construction in progress	Other	Total
Average annual depreciation rates	3.48%	14.32%	-	18.93%
Acquisition cost	1,695,534	555,006	104,385	75,398	2,430,323
Accumulated depreciation	(275,638)	(220,028)	-	(52,136)	(547,802)

Net balance at 12/31/2023	1,419,896	334,978	104,385	23,262	1,882,521

Additions	-	112,819	209,531	91,177	413,527
Write-offs	-	(600)	-	(1,318)	(1,918)
Transfers	27,008	-	(27,008)	-	-
Reclassification (a)	(4)	-	(2,652)	-	(2,656)
Transfer from discontinued operation to continuing operation	56,288	2,216	4,072	1,671	64,247
Depreciation in the year	(65,296)	(54,323)	-	(18,542)	(138,161)

Net balance at 12/31/2024	1,437,892	395,090	288,328	96,250	2,217,560

Acquisition cost	1,782,790	669,691	288,328	166,753	2,907,562
Accumulated depreciation	(344,898)	(274,601)	-	(70,503)	(690,002)

Closing balance	1,437,892	395,090	288,328	96,250	2,217,560
(a)	Amounts reclassified to intangible assets.

50

MARFRIG GLOBAL FOODS S.A.
Notes to the individual (Parent Company) and consolidated financial statements
Years ended December 31, 2024 and 2023
(In thousands of Brazilian reais - R$, except where otherwise indicated)

		Consolidated
			Property, plant and equipment
Description	Land, constructions and buildings	Machinery, equipment, furniture and fixtures	Construction in progress	Other	Total
Average annual depreciation rates	3.19%	10.19%	-	10.94%
Acquisition cost	24,102,814	30,751,636	2,111,757	693,381	57,659,588
Accumulated depreciation	(5,205,361)	(11,489,194)	-	(318,329)	(17,012,884)

Net balance at 12/31/2023	18,897,453	19,262,442	2,111,757	375,052	40,646,704

Additions	4,688	132,061	2,059,664	122,272	2,318,685
Write-offs	(195,170)	(257,775)	(1,674)	(2,972)	(457,591)
Transfers	840,216	1,524,506	(2,441,716)	76,994	-
Reclassification (a)	4,722	(6,817)	(3,263)	(371)	(5,729)
Translation gains (losses)	908,746	846,705	363,106	129,680	2,248,237
Transfer from discontinued operation to continuing operation	56,288	2,216	4,072	1,671	64,247
Depreciation in the year	(745,864)	(2,733,533)	-	(89,043)	(3,568,440)

Net balance at 12/31/2024	19,771,079	18,769,805	2,091,946	613,283	41,246,113

Acquisition cost	26,071,449	33,998,845	2,091,946	1,101,435	63,263,675
Accumulated depreciation	(6,300,370)	(15,229,040)	-	(488,152)	(22,017,562)

Closing balance	19,771,079	18,769,805	2,091,946	613,283	41,246,113

(a)   Amounts reclassified to intangible assets, to the cost of forest formation in biological assets and to the line items of other current receivables and other non-current receivables, when they refer to sales of fixed assets to third parties.

The Company has not identified indications of assets recorded at an amount higher than the amount that could be recovered through their use or sale.

The Company recorded property, plant and equipment that are fully depreciated and still in operation, as well as temporarily idle items, as follows:

Parent
12/31/2024
Description	Property, plant and equipment fully depreciated and still in operation
Land, constructions and buildings	1,034
Machinery, equipment, furniture and fixtures	49,264
Other	46,627

96,925

	Consolidated
		12/31/2024
Description	Temporarily idle property, plant and equipment	Property, plant and equipment fully depreciated and still in operation
Land, constructions and buildings	33,125	545,696
Machinery, equipment, furniture and fixtures	63,234	1,150,912
Other	84	48,129

	96,443	1,744,737

51

MARFRIG GLOBAL FOODS S.A.
Notes to the individual (Parent Company) and consolidated financial statements
Years ended December 31, 2024 and 2023
(In thousands of Brazilian reais - R$, except where otherwise indicated)

17.	RIGHT-OF-USE ASSETS

The following tables show the weighted average annual depreciation rate determined using the straight-line method and based on the economic useful life of the assets and their balances. With the adoption of NBC TG 06/R3 (CVM Resolution 95/22), assets related to leases are now recognized as right-of-use assets.

Changes in right-of-use assets:

	Parent
			Right-of-use assets
Description	Plants	Aircraft	Other	Total
Average annual depreciation rates	7.00%	20.00%	20.00%
Acquisition cost	38,818	-	3,522	42,340
Accumulated depreciation	(24,482)	-	(2,407)	(26,889)

Net balance at 12/31/2023	14,336	-	1,115	15,451

Additions	-	360,608	-	360,608
Reclassification to assets held for sale	(599)	-	-	(599)
Depreciation in the year	(3,209)	(12,020)	(704)	(15,933)

Net balance at 12/31/2024	10,528	348,588	411	359,527

Acquisition cost	35,671	360,608	3,522	399,801
Accumulated depreciation	(25,143)	(12,020)	(3,111)	(40,274)

Closing balance	10,528	348,588	411	359,527

	Consolidated
				Right-of-use assets
Description	Plants	Machinery and equipment	Aircraft	Other	Total
Average annual depreciation rates	13.03%	14.44%	20.00%	38.77%
Acquisition cost	4,596,964	1,088,998	-	542,027	6,227,989
Accumulated depreciation	(1,850,701)	(491,073)	-	(255,025)	(2,596,799)

Net balance at 12/31/2023	2,746,263	597,925	-	287,002	3,631,190

Additions	853,330	170,770	360,608	351,380	1,736,088
Write-offs	(52,284)	(91,705)	-	(267,280)	(411,269)
Reclassification (a)	(1,864)	-	-	490	(1,374)
Translation gains (losses)	43,095	103,519	-	74,722	221,336
Reclassification to assets held for sale	(599)	-	-	-	(599)
Depreciation in the year	(702,431)	(187,945)	(12,020)	(223,614)	(1,126,010)

Net balance at 12/31/2024	2,885,510	592,564	348,588	222,700	4,049,362

Acquisition cost	5,059,436	1,324,626	360,608	494,590	7,239,260
Accumulated depreciation	(2,173,926)	(732,062)	(12,020)	(271,890)	(3,189,898)

Closing balance	2,885,510	592,564	348,588	222,700	4,049,362

(a)	Amounts reclassified to biological assets (non-current).

52

MARFRIG GLOBAL FOODS S.A.
Notes to the individual (Parent Company) and consolidated financial statements
Years ended December 31, 2024 and 2023
(In thousands of Brazilian reais - R$, except where otherwise indicated)

18.	INTANGIBLE ASSETS

The Company has intangible assets presented pursuant to NBC TG 04/R4 (CVM Resolution 93/22) – Intangible assets.

	Parent		Consolidated
	12/31/2024	12/31/2023	12/31/2024	12/31/2023
Goodwill	-	-	1,404,184	1,122,704
Sales channels	149,270	165,527	149,271	165,528
Software and licenses	33,159	24,929	277,799	280,527
Trademarks and patents	49,710	42,844	12,559,944	12,320,867
Customer relationship	-	-	1,981,218	1,989,691
Supplier relationship	-	-	2,715,075	2,629,942
Non-compete agreements	-	-	2,552	7,243
Other intangible assets	-	-	37,690	35,472

Total	232,139	233,300	19,127,733	18,551,974

The Company has not identified indications of assets that remain recorded in the Company’s books at an amount higher than the amount that could be recovered through their use or sale.

Changes in intangible assets are as follows:

			Parent
	Average amortization rate	Balance at December 31, 2023	Reclassification (a)	Amortization	Transfer from discontinued operation to continuing operation	Balance at December 31, 2024
Sales channels	5.50%	165,527	-	(16,257)	-	149,270
Software and licenses	15.19%	24,929	2,656	(6,219)	11,793	33,159
Trademarks and patents	1.16%	42,844	-	(2,821)	9,687	49,710

Total		233,300	2,656	(25,297)	21,480	232,139

(a)	Amounts reclassified from property, plant and equipment.

						Consolidated
	Average amortization rate	Balance at December 31, 2023	Acquisition	Write-off	Translation gains (losses)	Reclassification (a)	Transfers	Amortization	Transfer from discontinued operation to continuing operation	Balance at December 31, 2024
Goodwill	-	1,122,704	-	(23,821)	302,684	-	-	-	2,617	1,404,184
Sales channels	5.50%	165,528	-	-	-	-	-	(16,257)	-	149,271
Software and licenses	29.93%	280,527	1,408	(564)	16,863	4,237	152,553	(189,018)	11,793	277,799
Trademarks and patents	1.89%	12,320,867	-	(158)	352,020	-	-	(122,472)	9,687	12,559,944
Customer relationship	7.24%	1,989,691	-	-	346,235	-	-	(354,708)	-	1,981,218
Supplier relationship	6.67%	2,629,942	-	-	382,101	-	-	(296,968)	-	2,715,075
Non-compete agreements	41.22%	7,243	737	-	(192)	-	-	(5,236)	-	2,552
Other intangible assets	-	35,472	157,734	(1,483)	(509)	(971)	(152,553)	-	-	37,690

Total		18,551,974	159,879	(26,026)	1,399,202	3,266	-	(984,659)	24,097	19,127,733

(a)	Amounts reclassified from property, plant and equipment.

The goodwill generated from acquisitions of equity interests abroad is expressed in the business unit’s functional currency and is translated at the closing rate, in accordance with NBC TG 02/R3 (CVM Resolution 91/22) – The Effects of Changes in Foreign Exchange Rates and Translation of Financial Statements.

53

MARFRIG GLOBAL FOODS S.A.
Notes to the individual (Parent Company) and consolidated financial statements
Years ended December 31, 2024 and 2023
(In thousands of Brazilian reais - R$, except where otherwise indicated)

19.	TRADE ACCOUNTS PAYABLE

	Parent		Consolidated
	12/31/2024	12/31/2023	12/31/2024	12/31/2023
Third parties	1,761,867	1,116,166	20,465,165	16,872,907
Related parties (a)	39,402	13,456	2,637	618
(-) Present value adjustment	-	-	(194,190)	(166,123)

	1,801,269	1,129,622	20,273,612	16,707,402

Current liabilities	1,801,269	1,129,622	20,261,845	16,706,980
Non-current liabilities	-	-	11,767	422

(a)	Trade accounts payable with related parties are detailed in Note 36 - Related-party transactions.

The Company has partnerships with several financial institutions that enable suppliers to advance their receivables and, therefore, transfer the right to receive invoiced amounts to financial institutions (“Supplier chain financing” or “Program”). Suppliers are free to choose whether or not to advance receivables and the institution with which to carry out the operation.

The Program can generate benefits in the commercial relationships of the Company and its suppliers, such as preferential supply in cases of restricted supply, better price conditions, among others, with no change to the commercial essence of the relationship.

The invoices included in this Program are payable under the same price and term conditions negotiated with its suppliers, with no additional charges to the Company, and therefore there are no changes to the commercial conditions after negotiation and invoicing of the goods or services.

The balance of invoices included in the Supplier chain financing is R$ 789,382 and R$ 5,732,095, respectively, in Parent and Consolidated in 2024 (R$ 330,501 and R$ 5,272,217, respectively, in 2023).

The average payment term agreed with suppliers that choose to participate in the Program is substantially similar to the average payment term agreed with non-participating suppliers.

The Company measures and specifies the adjustment to present value of all its commercial transactions made in installments, specifying financial and operational items.

54

MARFRIG GLOBAL FOODS S.A.
Notes to the individual (Parent Company) and consolidated financial statements
Years ended December 31, 2024 and 2023
(In thousands of Brazilian reais - R$, except where otherwise indicated)

20.	ACCRUED PAYROLL AND RELATED CHARGES

The balances of payroll and related taxes and social benefits were evaluated, as shown below:

	Parent		Consolidated
	12/31/2024	12/31/2023	12/31/2024	12/31/2023
Salaries and payroll charges	124,323	82,776	1,339,386	1,115,030
Bonuses	93,137	12,346	906,887	460,832
Employee benefits	-	-	562,403	540,821
Other	-	-	10,344	7,373

	217,460	95,122	2,819,020	2,124,056

Current liabilities	217,460	95,122	2,351,893	1,669,658
Non-current liabilities	-	-	467,127	454,398

20.1. Bonuses

The payment of bonuses is conditioned to the fulfillment of the Company’s performance metrics and to individual employee performance. In addition, in order for the bonus to be paid, the company’s financial performance must reach the EBITDA defined by Management.

20.2. Employee benefits

20.2.1. Supplementary retirement plan

Subsidiary BRF sponsors the following supplementary pension plans for its employees and officers: i) Plan II – Variable contribution with defined benefit option – Closed for enrollment; ii) Plan III – Defined contribution – Open for enrollment; and iii) FAF Plan – Defined benefit - Closed for enrollment.

These plans are managed by BRF Previdência, a closed supplementary pension entity, non-economic and not-for-profit, which through its decision-making board is responsible for establishing the objectives and pension policies, as well as establishing fundamental guidelines and norms of organization, operation and administration. The decision-making board is formed by representatives of the sponsor and participants, in the proportion of 2/3 and 1/3, respectively.

20.2.1.1. Defined benefit plans

The Plan II is a variable contribution plan structured in the defined contribution modality during the mathematical provisions accumulation period with the option of transforming the applicable account balance into a monthly lifetime income (defined benefit) on the date the benefit is granted. The main actuarial risks are: (i) survival longer than expected in the mortality tables and (ii) real return on assets below the real discount rate.

The FAF Plan (Fundação Attílio Francisco Xavier Fontana) aims to supplement the benefit paid by the National Social Security Institute (“INSS”). The benefit is calculated based on the participant’s income and the amounts vary according to the type of retirement and other criteria defined in the plan.

The main actuarial risks are: (i) survival longer than expected in the mortality tables, (ii) turnover lower than expected, (iii) salary growth above expectations, (iv) real return on assets below the real discount rate, (v) changes in the pension rules, and (vi) real family composition of retirees different from the established assumption.

Actuarial valuations of plans managed by BRF Previdência are carried out annually by independent specialists and reviewed by Management, in accordance with current rules.

55

MARFRIG GLOBAL FOODS S.A.
Notes to the individual (Parent Company) and consolidated financial statements
Years ended December 31, 2024 and 2023
(In thousands of Brazilian reais - R$, except where otherwise indicated)

In the event of a deficit in the plans, in amounts higher than those defined by legislation, it must be resolved by the sponsor, participants and beneficiaries, in the proportion of their contributions.

The economic benefit presented as an asset considers only the part of the surplus that is actually recoverable. The recovery of the surplus, classified as a special reserve of the plans according to the applicable laws, occurs through reductions in future contributions or reversal of amounts in installments to participants, beneficiaries and the sponsor, based on their proportional contribution.

20.2.1.2. Defined contribution plans

The Plan III is a defined contribution plan in which contributions are known and the value of the benefit will depend directly on the amount of contributions made by participants and sponsors, the contribution time and the proceeds obtained from the investment of the contributions.

Contributions made by the Company totaled R$ 28,903 in 2024 (R$ 26,911 in 2023). In 2024, the Plan had 34,354 participants (35,644 participants in 2023).

If the participants of Plans II and III terminate their employment relationship with the sponsor, the unused balance of the sponsor’s contributions in the payment of benefits will form a surplus fund that can be used to offset the sponsor’s future contributions.

56

MARFRIG GLOBAL FOODS S.A.
Notes to the individual (Parent Company) and consolidated financial statements
Years ended December 31, 2024 and 2023
(In thousands of Brazilian reais - R$, except where otherwise indicated)

20.2.1.3. Changes in defined benefit and variable contribution

The actuarial assets and liabilities as well as the changes in related obligations and rights are presented below:

				Consolidated
	FAF		Plan II
	12/31/2024	12/31/2023	12/31/2024	12/31/2023
Breakdown of actuarial assets and liabilities
Present value of actuarial obligations	3,181,366	3,348,786	20,547	21,789
Fair value of assets	(3,734,685)	(3,647,431)	(21,712)	(22,845)
Deficit	(553,319)	(298,645)	(1,165)	(1,056)
Irrecoverable surplus (asset ceiling effect)	553,319	298,645	1,165	1,056
(Asset)/Net actuarial liability	-	-	-	-
Changes in the irrecoverable surplus
Irrecoverable surplus at the beginning of the year	298,645	482,263	1,056	1,923
Interest on irrecoverable surplus	28,491	47,021	99	187
Change in irrecoverable surplus during the year	226,183	(230,639)	10	(1,054)
Irrecoverable surplus at the end of the year	553,319	298,645	1,165	1,056
Changes in present value of obligations
Present value of obligations at the beginning of the year	3,348,786	3,121,348	21,789	20,822
Interest on actuarial obligations	308,002	293,231	1,963	1,935
Current service cost	19,226	18,153	-	-
Benefits paid by the plan	(229,382)	(233,865)	(1,937)	(1,947)
Actuarial (gains) losses - experience	35,984	81,782	377	460
Actuarial (gains) losses - economic assumptions	(301,250)	68,137	(1,645)	519
Amount of obligations at the end of the year	3,181,366	3,348,786	20,547	21,789
Changes in the fair value of assets
Fair value of plan assets at the beginning of the year	(3,647,431)	(3,603,611)	(22,845)	(22,745)
Interest income on plan assets	(336,492)	(340,252)	(2,062)	(2,122)
Benefits paid by the plan	229,382	233,865	1,937	1,947
Yield on assets (higher) lower than projection	19,856	62,567	1,258	75
Value of assets at the end of year	(3,734,685)	(3,647,431)	(21,712)	(22,845)
Changes in comprehensive income
Balance at the beginning of the year	18,153	23,190	-	3,385
Reversal to accumulated results	(18,153)	(23,190)	-	(3,385)
Actuarial losses	265,266	(149,919)	1,268	(979)
Yield on assets higher (lower) than projection	(19,856)	(62,567)	(1,258)	(75)
Change in irrecoverable surplus	(226,183)	230,639	(10)	1,054
Comprehensive income at the end of the year	19,227	18,153	-	-
Cost recognized in profit or loss
Current service cost	(19,226)	(18,153)	-	-
Interest on actuarial obligations	(308,002)	(293,231)	(1,963)	(1,935)
Expected return on plan assets	336,492	340,252	2,062	2,122
Interest on irrecoverable surplus	(28,491)	(47,021)	(99)	(187)
Cost recognized in the statement of income	(19,227)	(18,153)	-	-
Cost estimate for the following year
Defined benefit cost	(16,927)	(19,226)	-	-
Estimated amount for the following year	(16,927)	(19,226)	-	-

57

MARFRIG GLOBAL FOODS S.A.
Notes to the individual (Parent Company) and consolidated financial statements
Years ended December 31, 2024 and 2023
(In thousands of Brazilian reais - R$, except where otherwise indicated)

20.2.1.4. Actuarial assumptions and demographic data

The main assumptions and demographic data used in the preparation of actuarial calculations are presented below:

				Consolidated
	FAF		Plan II
	12/31/2024	12/31/2023	12/31/2024	12/31/2023
Actuarial assumptions
Economic assumptions
Discount rate	10.49%	9.54%	10.44%	9.43%
Inflation rate	3.50%	3.50%	3.50%	3.50%
Salary growth rate	4.60%	4.60%	N/A	N/A

Demographic assumptions
Mortality table	Basic AT-2000,	Basic AT-2000,	Basic AT-2000,	Basic AT-2000,
	by gender	by gender	by gender	by gender
Disability mortality table	CSO-58	CSO-58	CSO-58	CSO-58

Demographic data
Number of active participants	5,030	5,314	-	-
Number of beneficiary participants	8,171	7,972	51	51

20.2.1.5. Composition of the plans’ investment portfolios

The composition of the plans’ investment portfolios is presented below:

								Consolidated
	FAF				Plan II
		12/31/2024		12/31/2023		12/31/2024		12/31/2023
Composition of the fund portfolio
Fixed income	2,919,403	78.2%	2,607,913	71.5%	19,424	89.5%	20,629	90.3%
Variable income	361,891	9.7%	339,211	9.3%	1,874	8.6%	937	4.1%
Properties	308,858	8.3%	368,391	10.1%	-	0.0%	23	0.1%
Other	144,533	3.9%	331,916	9.1%	414	1.9%	1,256	5.5%
	3,734,685	100%	3,647,431	100%	21,712	100%	22,845	100%
% nominal return on assets	9.23%		9.44%		9.03%		9.33%

20.2.1.6. Forecast of payments and average duration of obligations

The following amounts represent the expected benefit payments for future years, as well as the average duration of the plan obligations:

		Consolidated
	FAF	Plan II
2025	252,912	2,038
2026	252,642	2,016
2027	253,066	1,991
2028	252,502	1,961
2029	253,677	1,927
2030 to 2034	1,289,942	8,934
Weighted average duration - in years	10.10	8.20

58

MARFRIG GLOBAL FOODS S.A.
Notes to the individual (Parent Company) and consolidated financial statements
Years ended December 31, 2024 and 2023
(In thousands of Brazilian reais - R$, except where otherwise indicated)

20.2.1.7. Sensitivity analyses of the defined benefit plan - FAF

The quantitative sensitivity analysis in relation to the significant assumptions of the defined benefit plan - FAF at December 31, 2024 is shown below:

		Variation (+ 1%)		Variation (- 1%)
Significant assumptions	Assumption used	Rate	PVO (a)	Rate	PVO (a)
Benefit plan - FAF
Discount rate	10.49%	11.49%	2,903,579	9.49%	3,510,948
Salary growth (b)	1.06%	2.06%	3,206,208	0.06%	3,160,684

(a)	Present value of obligation.
(b)	Actual rate.

20.2.2. Description and characteristics of the benefits and associated risks

The human resources policy of subsidiary BRF includes offering the following post-employment benefits and other employee benefits, with amounts calculated based on the actuarial cost method and recognized in the financial statements.

	Consolidated
	12/31/2024	12/31/2023
Healthcare plan	61,278	66,245
FGTS severance pay	75,771	70,535
Seniority bonus	111,071	125,991
Retirement bonus	56,087	52,403
Life insurance	8,887	9,174
Defined benefit	249,309	216,473

	562,403	540,821

20.2.2.1. Healthcare plan

Subsidiary BRF offers a healthcare plan benefit with a fixed contribution to retired employees, pursuant to Law 9.656/98.

Accordingly, retired employees who have contributed with the healthcare plan as a result of an employment relationship of, at least, 10 years, are entitled to remain as beneficiaries of the plan under the same coverage conditions the employee had while working for the Company. The main actuarial risks are: (i) survival longer than expected in the mortality tables, (ii) turnover lower than expected and (iii) higher than expected growth in medical costs.

20.2.2.2. FGTS fine upon retirement

As decided by the Regional Labor Court on April 20, 2007, INSS retirement has no effect on the labor agreement established between the Company and its employees. However, if an employee is retired before the INSS and the labor agreement is terminated, subsidiary BRF may, in certain cases, enter into a mutual agreement granting a benefit equivalent to a 20% fine on the FGTS balance. The main actuarial risks are: (i) survival longer than expected in the mortality tables, (ii) turnover lower than expected and (iii) higher than expected growth in salaries.

20.2.2.3. Seniority bonus

Subsidiary BRF’s policy is to reward its active employees who reach 10 years of service and, from that date on, offer an additional compensation every 5 years. The main actuarial risks are: (i) turnover lower than expected; (ii) higher than expected growth in salaries; and (iii) survival longer than expected in the mortality tables.

59

MARFRIG GLOBAL FOODS S.A.
Notes to the individual (Parent Company) and consolidated financial statements
Years ended December 31, 2024 and 2023
(In thousands of Brazilian reais - R$, except where otherwise indicated)

20.2.2.4. Retirement bonus

Upon retirement, employees who have worked for subsidiary BRF for more than 8 years are entitled to a supplementary compensation, in addition to their legal benefits. The main actuarial risks are: (i) turnover lower than expected; (ii) higher than expected growth in salaries; and (iii) survival longer than expected in the mortality tables.

20.2.2.5. Life insurance

Subsidiary BRF offers additional life insurance for additional 2 or 3 years to retired employees who have terminated their employment contracts, as long as they have opted for life insurance during their employment period. The main actuarial risks are: (i) survival longer than expected in the mortality tables, (ii) turnover lower than expected and (iii) higher than expected growth in salaries.

20.2.2.6. Defined benefit

Subsidiary BRF has recorded liabilities related to defined benefit for certain subsidiaries located in Turkey, Saudi Arabia, Qatar and United Arab Emirates, Oman and Kuwait, referring to payments in the event of termination if specific conditions are met, which vary according to the laws of each country. The main actuarial risks are: (i) turnover lower than expected and (ii) higher than expected growth in salaries.

60

MARFRIG GLOBAL FOODS S.A.
Notes to the individual (Parent Company) and consolidated financial statements
Years ended December 31, 2024 and 2023
(In thousands of Brazilian reais - R$, except where otherwise indicated)

20.2.2.7. Changes in actuarial obligations of benefits

Changes in actuarial obligations related to other benefits, prepared based on an actuarial report and reviewed by management, are presented below:

								Consolidated
	Healthcare plan		FGTS fine		Seniority bonus		Other (a)
	12/31/2024	12/31/2023	12/31/2024	12/31/2023	12/31/2024	12/31/2023	12/31/2024	12/31/2023
Breakdown of actuarial liabilities
Present value of actuarial obligations	61,278	66,245	75,771	70,535	111,071	125,991	314,283	278,050
Recognized net liability	61,278	66,245	75,771	70,535	111,071	125,991	314,283	278,050

Changes in present value of obligations
Present value at the beginning of the year	66,245	119,729	70,535	60,657	125,991	112,225	278,050	228,700
Interest on actuarial obligation	6,268	11,434	5,668	5,052	10,893	10,104	36,487	16,947
Current service cost	19	508	3,021	2,669	6,146	5,707	31,573	22,123
Past service cost	-	-	-	-	(15,040)	-	-	3,326
Benefits paid directly by the Company	(3,679)	(4,562)	(5,146)	(4,937)	(20,995)	(16,201)	(24,850)	(44,141)
Actuarial (gains) losses - experience	1,350	(62,276)	5,952	5,938	11,472	12,745	81,695	103,847
Actuarial losses - demographic assumptions	(811)	-	-	-	-	-	(122)	(6,504)
Actuarial (gains) losses - economic assumptions	(8,114)	1,412	(4,258)	1,156	(7,397)	1,411	(124,617)	(6,747)
Actuarial (gains) losses - translation gains (losses)	-	-	-	-	-	-	36,067	(39,501)
Amount of obligations at the end of the year	61,278	66,245	75,772	70,535	111,070	125,991	314,283	278,050

Changes in the fair value of assets
Benefits paid directly by the Company	3,679	4,562	5,146	4,937	20,995	16,201	24,850	44,141
Sponsor’s contributions	(3,679)	(4,562)	(5,146)	(4,937)	(20,995)	(16,201)	(24,850)	(44,141)
Fair value of assets at the end of the year	-	-	-	-	-	-	-	-

Changes in comprehensive income
Initial balance	110,432	49,568	(12,165)	(5,071)	-	-	(134,273)	(84,008)
Actuarial gains (losses)	7,575	60,864	(1,694)	(7,094)	-	-	43,044	(90,596)
Translation gains (losses)	-	-	-	-	-	-	36,067	40,331
Comprehensive income at the end of the year	118,007	110,432	(13,859)	(12,165)	-	-	(55,162)	(134,273)

Costs recognized in the statement of income
Interest on actuarial obligations	(6,268)	(11,434)	(5,668)	(5,052)	(10,893)	(10,104)	(36,487)	(16,947)
Current service cost	(19)	(508)	(3,021)	(2,669)	(6,146)	(5,707)	(31,573)	(22,123)
Past service cost	-	-	-	-	15,040	-	-	(3,326)
Immediate recognition of losses	-	-	-	-	(4,075)	(14,156)	-	-
Cost recognized in the statement of income	(6,287)	(11,942)	(8,689)	(7,721)	(6,074)	(29,967)	(68,060)	(42,396)

Cost estimate for the following year
Current service cost	-	(19)	(3,103)	(3,021)	(5,423)	(6,146)	(2,257)	(30,317)
Interest on actuarial obligations	(6,265)	(6,268)	-	(5,669)	-	(10,893)	-	(35,728)
Estimated amount for the following year	(6,265)	(6,287)	(3,103)	(8,690)	(5,423)	(17,039)	(2,257)	(66,045)

(a)	Considers the sum of the benefits Retirement bonus, Life insurance and Defined benefit granted in certain subsidiaries of subsidiary BRF.

61

MARFRIG GLOBAL FOODS S.A.
Notes to the individual (Parent Company) and consolidated financial statements
Years ended December 31, 2024 and 2023
(In thousands of Brazilian reais - R$, except where otherwise indicated)

20.2.2.8. Actuarial assumptions and demographic data

The main assumptions and demographic data used in the preparation of actuarial calculations are summarized below:

						Consolidated
	Healthcare plan		FGTS fine		Other (a)
	12/31/2024	12/31/2023	12/31/2024	12/31/2023	12/31/2024	12/31/2023
Actuarial assumptions
Economic assumptions
Discount rate	9.61%	9.61%	10.61%	9.42%	10.61%	13.77%
Inflation rate	3.50%	3.50%	3.50%	3.50%	3.50%	11.75%
Medical inflation	6.60%	6.60%	N/A	N/A	N/A	N/A
Salary growth rate	N/A	N/A	3.50%	3.50%	3.50%	8.34%
FGTS balance growth	N/A	N/A	3.50%	3.41%	N/A	N/A

Demographic assumptions
Mortality table	Basic AT-2000, by gender	Basic AT-2000, by gender	Basic AT-2000, by gender	Basic AT-2000, by gender	-	-
Disability table	N/A	N/A	“Álvaro Vindas” smoothed by 30%	“Álvaro Vindas” smoothed by 30%	-	-
Turnover table - BRF history	2024	2023	2024	2023	-	-

Demographic data					-	-
Number of active participants	-	1,015	93,575	92,120	-	-
Number of beneficiary participants	1,189	1,415	-	-	-	-

(a)	Includes benefits of retirement bonus and life insurance.

20.2.2.9. Forecast of payments and average duration of obligations

The following amounts represent expected benefit payments for future years (10 years) from the obligation of benefits granted, as well as their average duration:

Payments	Healthcare plan	FGTS fine	Seniority bonus	Other (a)	Total
2025	2,055	25,006	17,979	50,236	95,276
2026	2,472	5,788	15,904	25,247	49,411
2027	2,922	6,343	15,231	27,544	52,040
2028	3,294	6,233	18,204	28,432	56,163
2029	3,779	7,791	17,757	29,827	59,154
2030 to 2034	26,569	46,271	80,764	275,565	429,169
Weighted average duration - in years	15.20	5.10	4.80	7.64

(a)	Considers the sum of the benefits Retirement bonus, Life insurance and Defined benefit granted in certain subsidiaries of subsidiary BRF.

62

MARFRIG GLOBAL FOODS S.A.
Notes to the individual (Parent Company) and consolidated financial statements
Years ended December 31, 2024 and 2023
(In thousands of Brazilian reais - R$, except where otherwise indicated)

20.2.2.10. Sensitivity analysis of post-employment benefits

Subsidiary BRF performed quantitative sensitivity analyses in relation to the significant assumptions for the following benefits at December 31, 2024, as shown below:

		(+) Variation		(-) Variation
Significant assumptions	Assumption used	Rate (%)	PVO (a)	Rate (%)	PVO (a)
Healthcare plan
Discount rate	9.61%	11.43%	52,860	9.43%	71,376
Medical inflation	6.60%	7.60%	71,411	5.60%	52,721

Seniority bonus
Discount rate	10.66%	11.66%	106,477	9.66%	116,108
Turnover	Background	+3%	95,576	-3%	131,456

FGTS fine
Discount rate	10.61%	11.61%	72,486	9.61%	79,451
Salary increase	3.50%	4.50%	76,423	2.50%	75,170
Turnover	Background	+3%	65,196	-3%	90,708

(a)	Present value of obligation.

21.	TAXES PAYABLE

	Parent		Consolidated
	12/31/2024	12/31/2023	12/31/2024	12/31/2023
State VAT (ICMS) payable	-	-	521,162	247,623
Income and social contribution taxes payable	57,870	183,224	716,547	639,486
Special tax debt installment plans	1,707	2,710	96,840	109,346
Other taxes, fees and contributions payable	18,108	9,305	160,414	113,768

	77,685	195,239	1,494,963	1,110,223

Current liabilities	18,818	135,839	1,236,661	763,562
Non-current liabilities	58,867	59,400	258,302	346,661

Changes in special installment payment plans are as follows:

	Parent		Consolidated
	12/31/2024	12/31/2023	12/31/2024	12/31/2023
Opening balance	2,710	10,822	109,346	121,373
(+) Enrollment in the installment payment program	-	1,593	-	17,643
(+) Inflation adjustment interest	186	1,521	7,033	11,901
(-) Payments / offsets made	(1,189)	(11,226)	(19,539)	(41,571)
Debt balance	1,707	2,710	96,840	109,346

63

MARFRIG GLOBAL FOODS S.A.
Notes to the individual (Parent Company) and consolidated financial statements
Years ended December 31, 2024 and 2023
(In thousands of Brazilian reais - R$, except where otherwise indicated)

22.	LOANS, FINANCING AND DEBENTURES

		Parent
Credit facility	Charges (% p.a.)	Weighted average interest rate (p.a.)	Weighted average maturity (years)	12/31/2024	12/31/2023
Domestic currency:
NCE/Working capital	Fixed Rate	13.43%	0.45	153,062	-
CPR/CCB	CDI	13.14%	1.80	4,599,447	3,805,840
Agribusiness Receivables Certificates (CRA)	CDI / IPCA + Fixed Rate	11.54%	5.99	10,420,713	4,971,440

Total domestic currency		12.04%		15,173,222	8,777,280

Foreign currency:
NCE/Prepayment (US$)/ACC (US$)	Fixed Rate + SOFR	7.19%	3.62	5,377,675	3,408,454
Bank loan (US$)	Fixed Rate + FX	3.45%	2.05	126,953	208,936
CRA	Fixed Rate+FX	6.20%	4.04	576,008	-

Total foreign currency		7.02%		6,080,636	3,617,390

Total loans, financing and debentures		10.61%		21,253,858	12,394,670

Current liabilities				4,479,301	3,181,118
Non-current liabilities				16,774,557	9,213,552

					Consolidated
Credit facility	Charges (% p.a.)	Weighted average interest rate (p.a.)	Weighted average maturity (years)	12/31/2024	12/31/2023
Domestic currency:
NCE/Working Capital	CDI + Fixed Rate	13.73%	2.43	1,266,464	2,361,124
CPR/CCB	CDI	13.14%	1.80	4,599,447	3,805,840
CRA	CDI + IPCA + Fixed Rate + Pre-Fixed	11.71%	6.24	12,186,259	4,971,440
Tax incentives	Pre-Fixed	-	-	-	6,604
Debentures	IPCA	10.71%	5.27	5,337,210	6,486,619

Total domestic currency		11.87%		23,389,380	17,631,627

Foreign currency:
Prepayment/NCE/ACC (US$)	Fixed Rate + SOFR/ Pre-Fixed + FX	6.51%	3.64	6,975,777	6,003,525
Bonds (US$)	Fixed rate + FX / Pre-Fixed	5.07%	8.91	20,525,424	18,891,545
Bank loan (US$)	Fixed Rate + SOFR + FX	6.99%	1.51	5,340,520	5,667,881
Revolving credit facility	Fixed Rate + SOFR	6.75%	3.73	3,057,761	2,452,259
Working capital	Pre-Fixed/ Fixed Rate / Eibor	12.03%	1.03	1,258,761	938,755
CRA	Fixed Rate+FX	6.20%	4.04	576,008	-

Total foreign currency		5.99%		37,734,251	33,953,965

Total loans, financing and debentures		8.24%		61,123,631	51,585,592

Current liabilities				8,352,851	7,509,414
Non-current liabilities				52,770,780	44,076,178

The changes in loans, financing and debentures are as follows:

Description	12/31/2023	Additions (a)	Loan costs	Liabilities held for sale	Payments (a)	Interest (b)	Capitalized interest	Translation gains	Balance sheet conversion adjustment	12/31/2024
Parent	12,394,670	6,400,446	45,349	5,280,407	(5,799,527)	1,694,261	-	1,238,252	-	21,253,858
Consolidated	51,585,592	75,998,148	194,269	5,280,407	(85,080,007)	4,165,808	34,002	2,566,791	6,378,621	61,123,631

(a)	Includes working capital transactions.
(b)	Includes interest, inflation adjustment of principal, coupon and mark-to-market for hedged debts in a fair value hedge.

64

MARFRIG GLOBAL FOODS S.A.
Notes to the individual (Parent Company) and consolidated financial statements
Years ended December 31, 2024 and 2023
(In thousands of Brazilian reais - R$, except where otherwise indicated)

The maturity schedule is as follows:

	Parent		Consolidated
	12/31/2024	12/31/2023	12/31/2024	12/31/2023
2024	-	3,181,118	-	7,509,414
2025	4,479,301	1,848,275	8,352,851	7,114,288
2026	2,184,179	1,181,057	10,004,959	11,385,522
2027	2,858,936	2,021,969	5,364,504	4,159,849
2028	3,393,699	2,072,060	7,381,965	2,640,775
2029 onwards	8,337,743	2,090,191	30,019,352	18,775,744
	21,253,858	12,394,670	61,123,631	51,585,592

22.1.	CRA

On February 29, 2024, the Company approved the 15th issue of simple, non-convertible, unsecured debentures, in up to three series, for private placement.

Within the scope of the public offer for the distribution of agribusiness receivables certificates of the Issuer’s 318th issue, in three series, with nominal unit value on the issue date of R$ 1, totaling R$ 1,500,000, backed by agribusiness credit rights, represented by simple, non-convertible, unsecured debentures, without additional personal guarantee (private placement). The issue was completed on March 26, 2024, and the total amount raised was R$ 1,500,000.

On June 27, 2024, subsidiary BRF concluded the 5th issue of simple, non-convertible, unsecured debentures, in three series, for private placement, in the total amount of R$ 2,000,000. Within the scope of the distribution of agribusiness receivables certificates of the Issuer’s 332nd issue, in three series, backed by agribusiness credit rights, for public distribution for the general public.

On July 5, 2024, the Company approved the 16th issue of simple, non-convertible, unsecured debentures, in a single series, for private placement. Within the scope of the public offer for the distribution of agribusiness receivables certificates of the Issuer’s 343rd issue, with nominal unit value on the issue date of R$ 1, totaling R$ 500,000, backed by agribusiness credit rights (CRA), represented by simple, non-convertible, unsecured debentures, without additional personal guarantee (private placement). The issue was completed on July 15, 2024, and the total amount raised was R$ 500,000.

On August 16, 2024, the Company approved the 17th issue of simple, non-convertible, unsecured debentures, in a single series, for public distribution, in the form of automatic registration of distribution. Within the scope of the distribution offer, with a nominal unit value on the issue date of R$ 1, totaling R$ 500,000, inflation adjusted by the variation of the US Dollar. The issue was completed on August 30, 2024, and the total amount raised was R$ 500,000.

On October 4, 2024, the Company approved the optional early redemption of the distribution of the 10th issue of simple, non-convertible, unsecured debentures, in a single series, for public distribution with restricted efforts corresponding to 500,000 debentures, entered into on January 31, 2022, between the Company and Vórtex Distribuidora de Títulos e Valores, Mobiliários Ltda.

On October 10, 2024, the Company approved the 18th issue of simple, non-convertible, unsecured debentures, in up to four series, for private placement, in the form of automatic registration of distribution. Within the scope of the public offer for the distribution of agribusiness receivables certificates of the Issuer’s 369th issue, with nominal unit value on the issue date of R$ 1, totaling R$ 2,500,000, backed by agribusiness credit rights (CRA), without additional personal guarantee (private placement). The issue was completed on November 7, 2024, and the total amount raised was R$ 2,000,000.

65

MARFRIG GLOBAL FOODS S.A.
Notes to the individual (Parent Company) and consolidated financial statements
Years ended December 31, 2024 and 2023
(In thousands of Brazilian reais - R$, except where otherwise indicated)

22.2.	Bonds

On June 5, 2024, the Company repurchased and canceled the total portion equivalent to US$ 100.3 million related to the principal of outstanding senior notes (bonds) due in 2026, 2029 and 2031 as follows:

a)	Portion equivalent to principal of US$ 31.1 million of the outstanding senior notes issued by NBM US Holdings Inc with remuneration of 7.000% p.a. and due in 2026 (“2026 notes”);
b)	Portion equivalent to principal of US$ 8.5 million of the outstanding senior notes issued by NBM US Holdings Inc. with remuneration of 6.625% p.a. and due in 2029 (“2029 notes”); and
c)	Portion equivalent to principal of US$ 60.7 million of the outstanding senior notes issued by MARB BondCo PLC. with remuneration of 3.950% p.a. and due in 2031 (“2031 notes”).

On December 2, 2024, the Company made a partial early settlement of the senior notes (bonds) due in 2026, with remuneration of 7.000% p.a., issued on May 14, 2019 by NBM US Holdings, Inc. The amount equivalent to US$ 500,000 was paid.

In 2024, subsidiary BRF repurchased bonds, considering the following issues: 4.35% senior notes due in 2026 and 4.875% senior notes due in 2030. The subsidiary BRF paid R$ 105,735 in principal, R$ 574 related to interest and other amounts, and R$ 1,212 related to the premium on the repurchase.

22.3.	Debentures

In the 3rd quarter of 2024, subsidiary BRF settled in advance the following issues of debentures: DI Debentures of the 4th issue of simple, non-convertible, unsecured debentures, for private placement (“DI Debentures”) and Debentures of the 4th series of the 1st issue of simple, non-convertible, unsecured debentures, for public distribution with restricted efforts (“4th Series Debentures”). R$ 978,268 was paid for the settlement of the principal and R$ 40,685 related to interest and costs.

22.4.	Guarantees

	Parent		Consolidated
	12/31/2024	12/31/2023	12/31/2024	12/31/2023
Balance of financing	21,253,858	12,394,670	61,123,631	51,585,592
Guarantees:
Promissory note	315,228	124,462	315,228	124,462
Bank surety	-	-	-	62,235
Surety	3,534,825	2,019,670	4,028,761	2,298,922
Facilities	-	-	3,423,107	3,250,378
Letter of credit	257,402	246,767	257,402	246,767
Tax incentives	-	-	-	6,604
Corporate guarantee	-	-	-	484,888
No guarantees	17,146,403	10,003,771	53,099,133	45,111,336

66

MARFRIG GLOBAL FOODS S.A.
Notes to the individual (Parent Company) and consolidated financial statements
Years ended December 31, 2024 and 2023
(In thousands of Brazilian reais - R$, except where otherwise indicated)

22.5. Covenants

The Company is a party to some loan and financing contracts that contain clauses requiring the maintenance of specific limits of consolidated debt, through covenants.

These covenants set the limit of 4.75x for the ratio of net debt to EBITDA in the last 12 months (LTM). Failure to comply therewith could lead creditors to request the early maturity of the Company’s debt.

Due to the contractual provisions (carve-out) that allow the exclusion of foreign exchange variation effects from the calculation of leverage ratio (net debt/Adjusted EBITDA - LTM), the Company clarifies that based on this methodology, the current leverage ratio (net debt/Adj. EBITDA) stood at 2.21x.

The leverage ratio is calculated as follows:

12/31/2024
Consolidated gross debt	61,483,041
(-) Consolidated cash and cash equivalents	22,640,985
(-) Effect from exchange variation (carve-out)	8,359,681
Consolidated adjusted net debt	30,482,375
Adjusted EBITDA in the year ended December 31, 2024	13,766,605
Leverage ratio	2.21

The Company did not identify any breach of its covenants at December 31, 2024.

23. ADVANCES FROM CUSTOMERS

	Parent		Consolidated
	12/31/2024	12/31/2023	12/31/2024	12/31/2023

Third parties	4,789,376	3,496,657	6,089,060	4,614,640
Related parties (a)	4	26,536	-	-

	4,789,380	3,523,193	6,089,060	4,614,640

(a) Advances from customers with related parties are detailed in Note 36 – Related parties.

Advances from customers refer to amounts received in advance from customers in accordance with the Company’s credit policies, the average period for repayment of these advances is 6 months.

67

MARFRIG GLOBAL FOODS S.A.
Notes to the individual (Parent Company) and consolidated financial statements
Years ended December 31, 2024 and 2023
(In thousands of Brazilian reais - R$, except where otherwise indicated)

24. LEASE PAYABLE

The Company measures its lease liabilities at the present value of installments and costs associated with the lease agreement, as provided for in NBC TG 06/R3 (CVM Resolution 95/22).

The following table presents the breakdown of lease payable:

	Parent
Lease	Weighted average interest rate (p.a.)	Weighted average maturity (years)	12/31/2024	12/31/2023
Plants, facilities and buildings	7.00%	3.70	14,740	19,893
Aircraft	13.88%	10.00	438,210	-
Other	5.10%	0.30	293	1,241
Interest to incur	-	-	(79,388)	(3,144)

Total			373,855	17,990

Current liabilities			29,004	4,167
Non-current liabilities			344,851	13,823

				Consolidated
Lease	Weighted average interest rate (p.a.)	Weighted average maturity (years)	12/31/2024	12/31/2023
Plants, facilities and buildings	9.23%	2.40	3,680,119	3,337,318
Machinery and equipment	7.56%	3.60	631,881	629,419
Aircraft	13.88%	10.00	438,210	-
Other	11.39%	2.20	225,378	280,232
Interest to incur	-	-	(79,388)	(8,408)

Total			4,896,200	4,238,561

Current liabilities			1,204,466	1,080,298
Non-current liabilities			3,691,734	3,158,263

Financial charges are recognized as financial expenses based on the real discount rate, according to the remaining period of the agreement.

The following table presents the changes in lease payable:

Description	12/31/2023	Additions	Financial expenses	Payments	Write-offs	Translation gains (losses)	Transfer from continuing operation to discontinued operation	Balance sheet conversion adjustment	Adjustment to present value	12/31/2024
Parent	17,990	360,608	1,227	(5,394)	-	-	(676)	-	100	373,855
Consolidated	4,238,561	1,736,088	409,988	(1,314,391)	(385,659)	(70)	(676)	212,259	100	4,896,200

68

MARFRIG GLOBAL FOODS S.A.
Notes to the individual (Parent Company) and consolidated financial statements
Years ended December 31, 2024 and 2023
(In thousands of Brazilian reais - R$, except where otherwise indicated)

The maturity schedule is as follows:

	Parent		Consolidated
	12/31/2024	12/31/2023	12/31/2024	12/31/2023
2024	-	4,167	-	1,080,298
2025	29,004	4,314	1,204,520	803,449
2026	35,498	3,592	887,189	607,369
2027	36,975	3,550	721,530	528,588
2028	37,224	2,367	498,349	310,159
2029 onwards	235,154	-	1,584,612	908,698

	373,855	17,990	4,896,200	4,238,561

24.1. Potential right to PIS and COFINS

The Company holds the potential right to recoverable PIS and COFINS taxes embedded in the consideration of certain leases for industrial plants, buildings, machinery and equipment and others. The measurement of the cash flows from the leases did not detail the tax credits, with the potential effects from PIS/COFINS presented below:

	Parent		Consolidated
Description	Nominal	Adjustment to present value	Nominal	Adjustment to present value
Lease consideration	14,740	13,017	181,518	165,514
Potential PIS / COFINS (9.25%)	1,363	1,204	16,790	15,310

24.2. Inflationary effects

The Company adopted as accounting policy the requirements of NBC TG 06/R3 (CVM Resolution 95/22) in the measurement and remeasurement of its right of use, based on discounted cash flow without considering inflation.

Management evaluated the impacts of using nominal flows and concluded that they do not present relevant distortions in the information presented, to ensure the faithful representation of the information with regard to the requirements of NBC TG 06/R3 (CVM Resolution 95/22) and to comply with the orientations of the CVM. The balances of right-of-use assets, depreciation, lease liabilities and financial expenses without inflation, referred to as real flow, and the estimate of the balances adjusted for inflation in the comparison period, referred to as inflation-adjusted flow, are presented.

Other assumptions, such as the timetable for the maturity of liabilities and the interest rates used in the calculation, are presented in other items of these notes, while the inflation rates are observable in the market, enabling the users of the individual and consolidated financial statements to determine the inflation-adjusted flows. The Company used the Broad Consumer Price Index - IPCA (4.83% p.a.) to adjust the balance for inflation.

		Right-of-use assets			Lease liabilities
	Parent	Consolidated		Parent	Consolidated
Real flow	12/31/2024	12/31/2024	Real flow	12/31/2024	12/31/2024
Right-of-use assets	375,460	5,175,372	Lease liabilities	375,082	5,306,188
Depreciation	(15,933)	(1,126,010)	Financial expenses	(1,227)	(409,988)

	Parent	Consolidated		Parent	Consolidated
Inflation-adjusted flow	12/31/2024	12/31/2024	Inflation-adjusted flow	12/31/2024	12/31/2024
Right-of-use assets	393,595	5,332,704	Lease liabilities	393,198	5,467,307
Depreciation	(16,703)	(1,158,972)	Financial expenses	(1,286)	(421,901)

69

MARFRIG GLOBAL FOODS S.A.
Notes to the individual (Parent Company) and consolidated financial statements
Years ended December 31, 2024 and 2023
(In thousands of Brazilian reais - R$, except where otherwise indicated)

25. NOTES PAYABLE

	Parent		Consolidated
	12/31/2024	12/31/2023	12/31/2024	12/31/2023
Notes payable for investments in Brazil(a)	-	-	257,262	251,390
Related parties(b)	24,546,618	21,274,144	-	-
Other	2,546	8,546	2,547	8,546

	24,549,164	21,282,690	259,809	259,936

Current liabilities	62,360	7,046	220,653	196,697
Non-current liabilities	24,486,804	21,275,644	39,156	63,239

(a) The amount substantially refers to the acquisition of all shares in Mogiana Alimentos S.A. (acquired by subsidiary BRF in February 2022, with maturity in 6 years).

(b) The amount refers to loans with subsidiaries. A breakdown of the balance can be found in Note 36 – Related-party transactions.

26. PROVISION FOR CONTINGENCIES

26.1. Provision

The Company is involved in several labor, tax and civil proceedings, in the ordinary course of business, for which provisions based on legal advisors’ estimates have been set up.

The main information about these proceedings is presented below:

	Parent		Consolidated
	12/31/2024	12/31/2023	12/31/2024	12/31/2023
Labor and social security	54,027	53,266	689,014	588,192
Tax	46,942	44,522	5,458,631	4,410,894
Civil	121,090	110,337	1,244,066	1,182,733

	222,059	208,125	7,391,711	6,181,819

Current liabilities	-	-	784,296	720,187
Non-current liabilities	222,059	208,125	6,607,415	5,461,632

The following table shows the changes in provisions:

			Parent				Consolidated
	Labor and social security	Tax	Civil	Total	Labor and social security	Tax	Civil	Total
Balance at December 31, 2023	53,266	44,522	110,337	208,125	588,192	4,410,894	1,182,733	6,181,819
Estimate accrued, net	51,849	23,690	10,833	86,372	366,752	1,168,415	84,802	1,619,969
Payments	(51,088)	(21,270)	(80)	(72,438)	(289,925)	(120,678)	(25,505)	(436,108)
Translation gains (losses)	-	-	-	-	18,253	-	1,589	19,842
Reclassification - held for sale	-	-	-	-	5,742	-	447	6,189
Balance at December 31, 2024	54,027	46,942	121,090	222,059	689,014	5,458,631	1,244,066	7,391,711

26.1.1. Labor and social security

The Company is a defendant in labor claims filed by the Public Prosecutor. In the opinion of Management and legal advisors, the provision is sufficient to cover probable losses. Most of the labor claims filed against the Company refer to matters usually alleged in the segment, such as dismissal with cause, preparation time, breaks for personnel who work in refrigerated environments, work accidents, commuting time, ergonomic hazard, among others.

The Company’s Management believes no individual labor claim is relevant.

70

MARFRIG GLOBAL FOODS S.A.
Notes to the individual (Parent Company) and consolidated financial statements
Years ended December 31, 2024 and 2023
(In thousands of Brazilian reais - R$, except where otherwise indicated)

26.1.2. Tax

Based on the opinion of its legal advisors, the Company revised its estimate for unmaterialized tax risks in view of certain proceedings and legal discussions involving the Administrative Council of Tax Appeals (CARF), in addition to decisions on matters under dispute.

The main discussions refer to disallowances of ICMS arising from the use of ICMS credits on materials for use and consumption, presumed ICMS credit, ICMS tax substitution, ICMS rate differential on seasoned products, disallowance of PIS and COFINS credits on inputs, disallowance of estimated IRPJ/CSLL offset, lack of addition of profits abroad in the calculation of tax and contribution on income, GILRAT and ICMS, and exclusion of ICMS from the PIS and COFINS calculation basis.

Subsidiary BRF is disputing in court the full offset of tax benefits and social contribution tax loss carryforwards of the calendar year 2012, and for this purpose it recognized a provision in the amount of R$ 977,277, which includes fines, interest and legal charges.

The Company, supported by its legal advisors, considered sufficient the amounts recorded in provision for potential impacts in the event that such risks materialize.

26.1.3. Civil

Based on the opinion of legal advisors, Management recognized a provision for lawsuits considered as probable risk of loss. The civil lawsuits of the Company typically involve disputes related to commercial agreements, indemnity claims, breach of contract claims, regulatory, environmental and real estate issues, consumer relations, business combinations, among other matters. Additionally, the Company records an accrued amount substantially composed of the early termination of the agreement for sponsorship of the Brazilian National Football Teams entered into with the Brazilian Football Confederation (CBF), and reflects the adjustment of the existing risk for inflation.

26.2. Contingent liabilities

Contingent liabilities, whose likelihood of loss for the Company was defined by its legal advisors as possible and, therefore, are not recognized in the financial statements according to NBC TG 25/R2 (CVM Resolution 72/22), are shown below:

	Parent		Consolidated
	12/31/2024	12/31/2023	12/31/2024	12/31/2023
Labor and social security	80,399	77,977	356,683	316,307
Tax	4,791,654	1,139,686	20,658,601	13,217,920
Civil	92,461	61,625	1,622,056	1,586,457
	4,964,514	1,279,288	22,637,340	15,120,684

26.2.1. Labor and social security

The labor and social security lawsuits in which the Company is party typically involve issues usually alleged in the segment, such as dismissal with cause, preparation time, breaks for personnel who work in refrigerated environments, work accidents, commuting time, ergonomic hazards and others.

26.2.2. Tax

The main tax matters discussed at court that in the opinion of Management and legal advisors are rated as possible losses for the Company is presented below.

Federal taxes and contributions

The Company was a party to administrative proceedings and court claims filed by the Federal Government, claiming:

a)	No increase in taxable income and IRPJ/CSLL base for profits earned abroad, disallowance of goodwill amortization and non-subjection to tax of interest from loan agreements in force with subsidiaries abroad;
b)	Disallowance of PIS/COFINS credits for calendar year 2014 used for the offset of taxes;
c)	Disallowance of PIS/COFINS credits of inspection for the 2015/2019 period used for the offset of taxes;

71

MARFRIG GLOBAL FOODS S.A.
Notes to the individual (Parent Company) and consolidated financial statements
Years ended December 31, 2024 and 2023
(In thousands of Brazilian reais - R$, except where otherwise indicated)

d)	Payment of IOF for calendar year 2016 related to checking account agreements executed among the companies of the group;
e)	Disallowances of PIS and COFINS credits resulting from the non-cumulative system due to differences in the concept of disallowed inputs and their use in the production process, as well as the requirement to tax income relating to presumed ICMS credits, differences relating to tax classification, extemporaneous credits and others;
f)	Subsidiary BRF was assessed by the Brazilian Federal Revenue Service for alleged failure to pay Income and Social Contribution Taxes on profits earned by its subsidiaries abroad. The defenses are supported by the fact that the subsidiaries abroad are exclusively subject to full taxation in the countries in which they are headquartered as a result of treaties to avoid double taxation;
g)	Non-approval of offsets of presumed IPI credits arising from the acquisition of non-taxed products and intermediate materials;
h)	Collection of social security contributions on payroll, profit sharing, GILRAT for financing special retirement, SAT/RAT, as well as other amounts of various natures; and
i)	Customs fine on imports, alleged lack of proof of drawback and disallowance of REINTEGRA credit.

The Company has other federal tax debts, whose collection suits are individually immaterial.

State VAT - ICMS

There are administrative and judicial proceedings, requiring:

a)	Tax deficiency notices discussing the collection of ICMS in the state of Goiás related to the disallowance of ICMS credits due to noncompliance with accessory obligations, error in the basis for calculation of the value due in ICMS taxes, failure to return credits granted after goods were returned, failure to return ICMS credits on the acquisition of inputs/goods proportionally to disbursements, failure to substantiate exports of goods abroad;
b)	Disallowance by the States of destination of the goods, of the ICMS credit arising from tax incentives granted by the States of origin unilaterally, without approval of an agreement by the National Council of Fiscal Policy (“CONFAZ”), the so-called “tax war”; non-proof of export; infraction notices from the state of Rio de Janeiro for the period from 2014 to 2018, due to alleged non-compliance with the Term of Agreement that provided for a tax benefit; public-interest civil action in Rio de Janeiro regarding the use of tax benefit; and ICMS tax assessment notice in Goiás referring to the exclusion of the credit reversal from the PROTEGE calculation basis; among other lawsuits. The reductions in contingencies related to the tax war are due to the recognition of credits by the States, according to LC 160 and ICMS Agreement 190; and
c)	Alleged differences in tax substitution regime; disallowance of presumed ICMS credit arising from tax benefits provided for in PRODEPE due to alleged non-compliance with accessory obligations; disallowance of presumed credit on transfers as the Tax Authorities understand that the PRODEIC benefit only applies to sales transactions; disallowance of ICMS credit on transfers of goods intended for commercialization on the grounds that the calculation basis used would have been higher than the production cost defined in complementary law 87/96 (art. 13, paragraph 4); and disallowance of ICMS credit on intermediate materials that the Tax Authorities classified as for use and consumption.

The Company is a party to administrative proceedings and lawsuits, whose collection suits are individually immaterial.

Municipal taxes

The Company is involved in a lawsuit which claims the collection of municipal taxes, such as alleged differences in Property tax (IPTU), fees and ISSQN (Services tax).

26.2.3. Civil

The civil lawsuits of the Company and its subsidiaries typically involve litigations related to business agreements and others refer mainly to disputes arising from allegations of contractual breach and non-compliance with legal obligations of various natures, such as disputes arising from contracts in general, disputes relating to intellectual property, regulatory, environmental and real estate issues, consumer relations, among other matters.

72

MARFRIG GLOBAL FOODS S.A.
Notes to the individual (Parent Company) and consolidated financial statements
Years ended December 31, 2024 and 2023
(In thousands of Brazilian reais - R$, except where otherwise indicated)

26.3. Additional information

Repurchase of McKey Korea LLC

The lawsuit related to the repurchase order of McKey Korea LLC (Korean company owned by Keystone Foods) by the Company was in the final judgment phase. The parties, in common agreement and aiming to consensually resolve the dispute, decided to enter into a court settlement, through which Tyson Foods withdrew and ended the lawsuit. The Company, duly supported by its legal advisors, had already recorded a provision for this matter.

National Beef business

Five class actions and thirty-one individual plaintiff actions were filed in the United States, and two class actions in Canada, claiming that the Company and/or its subsidiary, National Beef, with other companies in the industry, allegedly colluded to control cattle and meat prices. In all the actions, the court issued decisions that excluded the Company as a defendant and maintained National Beef. National Beef was also notified of a civil investigation by the US Department of Justice and approximately thirty state attorneys regarding the purchase of fed cattle and sale of beef. National Beef responded to federal and state requests for information and cooperated with investigations. National Beef is also a defendant in a class action filed in the United States claiming that a group of protein companies allegedly conspired to reduce and fix the wages and benefits paid. National Beef has sound defenses against all claims, but has recorded a provision for the related amounts and has been negotiating a possible settlement related to the claim involving salaries and benefits, which has received a preliminary approval from the court.

27. EQUITY

Equity was broken down as follows:

	Note	12/31/2024	12/31/2023
Share capital	27.1.	10,367,391	10,367,391
Capital reserves and treasury shares	27.2.	(2,141,436)	(515,881)
Legal reserve	27.3.	624,664	484,848
Tax incentive reserve	27.4.	964,286	229,403
Earnings reserve	27.5.	2,637,330	2,927,390
Other comprehensive income	27.6.	(9,628,091)	(5,861,827)
		2,824,144	7,631,324

27.1. Share capital

Subscribed and paid-in share capital was R$ 10,367,391, comprising 886,000,000 and 932,000,000 common shares in 2024 and 2023, respectively, with no par value.

In 2024, 597,163,480 shares, or 67.40% of the Company’s capital, was held by the controlling shareholders: Marcos Antonio Molina dos Santos, Marcia Aparecida Pascoal Marçal dos Santos and companies in which they are partners (company controlled by Marcos and Marcia, each with a 50% equity interest), the free float was 283,429,817 shares or 31.99%, of which 3,769,575 shares or 0.43% of the Company’s capital were held in treasury, and 1,637,128 shares or 0.18% are held by its Board of Directors (BD), Audit Board (AB) and Executive Board (EB).

73

MARFRIG GLOBAL FOODS S.A.
Notes to the individual (Parent Company) and consolidated financial statements
Years ended December 31, 2024 and 2023
(In thousands of Brazilian reais - R$, except where otherwise indicated)

Below we demonstrate the calculation of the “free float”, in accordance with CVM Resolution 80/2022:

		Share capital
Common shares	Balance at December 31, 2024	Balance at December 31, 2023
Controlling shareholders	597,163,480	597,163,480

Total controlling shareholders	597,163,480	597,163,480

Treasury shares	3,769,575	2,867,443
Shares held by BD, AB and EB	1,637,128	1,267,481
Free float	283,429,817	330,701,596

Total	288,836,520	334,836,520

Number of shares	886,000,000	932,000,000

Total share capital (R$ ’000)	10,367,391	10,367,391

27.2. Capital reserves and treasury shares

The balances of the capital reserves and treasury shares were broken down as follows:

Capital reserves and treasury shares	Balance at December 31, 2023	Translation gains (losses)	(Acquisition) / disposal	Balance at December 31, 2024
Capital reserve
Gain on capital transactions - BRF	2,013,747	-	27,909	2,041,656
Gain on capital transactions - PlantPlus Brasil	-	-	49	49
Treasury shares - BRF	-	-	(639,521)	(639,521)
Share-based payment - BRF	-	-	(19,403)	(19,403)
Goodwill on capital transactions - National Beef	(1,552,763)	(433,432)	-	(1,986,195)
Goodwill on capital transactions - Tacuarembó	(158)	-	-	(158)
Goodwill on stock option	(18,710)	-	(187)	(18,897)
Common shares	184,800	-	-	184,800

	626,916	(433,432)	(631,153)	(437,669)
Treasury shares
Treasury shares	(1,142,797)	-	(560,970)	(1,703,767)

	(1,142,797)	-	(560,970)	(1,703,767)

	(515,881)	(433,432)	(1,192,123)	(2,141,436)

Capital reserve

The capital reserves reflect the contributions made by shareholders that are directly related to the formation or increase of the capital stock, the changes in the relative interest of the parent in subsidiaries that do not result in the obtainment or loss of control, as well as gains and/or goodwill on capital transactions.

Treasury shares

The Company held 3,769,575 common shares in treasury, which were booked at the amount of R$ 64,620, which corresponds to the average cost of R$ 17.14 per share.

Treasury shares amounted to R$ 1,703,767, of which R$ 1,639,147 refers to treasury shares canceled.

74

MARFRIG GLOBAL FOODS S.A.
Notes to the individual (Parent Company) and consolidated financial statements
Years ended December 31, 2024 and 2023
(In thousands of Brazilian reais - R$, except where otherwise indicated)

Changes in treasury shares in the year are shown below:

Held in treasury	Number of shares	Amount (R$ ’000)
Balance at December 31, 2023	2,867,443	23,277
(+) Acquisition - share buyback program	48,204,550	575,998
(-) Cancellation of treasury shares	(46,000,000)	(519,627)
(-) Disposal - Stock options	(1,302,418)	(15,028)

Balance at December 31, 2024	3,769,575	64,620

Share buyback program

On November 21, 2023, the Board of Directors approved a new Share Buyback Plan (“Share Buyback Plan”) for up to 31,000,000 registered, book-entry common shares with no par value. The maximum period for effecting the purchase transactions is 18 months, starting on November 21, 2023, which ended on August 14, 2024.

On August 14, 2024, the Board of Directors approved a new Share Buyback Plan (“Share Buyback Plan”) for up to 25,000,000 registered, book-entry common shares with no par value. The maximum period for effecting the purchase transactions is 18 months, starting on August 15, 2024, which ended on October 8, 2024.

On November 13, 2024, the Board of Directors approved the new Share Buyback Plan (“Share Buyback Plan”), in accordance with the following terms and conditions (in compliance with Appendix G of CVM Resolution 80/22), authorizing the Company to acquire up to 27,827,806 common shares, corresponding to 3.14% of the total shares issued by the Company and 9.72% of the outstanding shares.

In 2024, the Company repurchased 48,204,550 shares for R$ 575,998 referring to the three aforementioned Share Buyback Programs.

Cancellation of treasury shares

On August 14, 2024, the Company’s Board of Directors approved the cancellation of 26,000,000 common shares, with no par value, issued by the Company and held in treasury on that date, without a reduction in the share capital. With the approval of the share cancellation, the Company’s share capital comprises 906,000,000 registered, book-entry common shares with no par value. Thus, Article 5 of the Company’s Bylaws, which deals with the Company’s share capital, should be adjusted at the General Shareholders Meeting to be timely convened.

On November 13, 2024, the Company informed its shareholders and the market that, at a meeting of the Board of Directors held on that date, the cancellation of 20,000,000 common shares, without par value, issued by the Company and held in treasury was approved, without reducing the share capital. As a result of the cancellation of treasury shares, the Company’s share capital is now comprised of 886,000,000 common shares, all registered, book-entry, and with no par value. Article 5 of the Company’s Bylaws will be amended accordingly to reflect this cancellation at a General Meeting to be convened in due course.

Share buyback program of subsidiary BRF

On December 7, 2023, subsidiary BRF’s Board of Directors approved the creation of a program for acquisition of shares of its own issue up to a limit of 14,000,000 common shares, within a maximum period of 18 months (“Program”), which was completed on April 4, 2024.

On May 7, 2024, subsidiary BRF’s Board of Directors approved the creation of a new program for acquisition of shares of its own issue up to a limit of 14,000,000 common shares, within a maximum period of 18 months (“Program II”).

On August 14, 2024, subsidiary BRF’s Board of Directors authorized the acquisition of up to 17,000,000 shares in addition to the shares already repurchased by the Company, maintaining the conditions of Program II unchanged.

On November 13, 2024, subsidiary BRF’s Board of Directors authorized the acquisition of up to 30,000,000 shares in addition to the shares already repurchased by subsidiary BRF, maintaining the conditions of the Program unchanged.

75

MARFRIG GLOBAL FOODS S.A.
Notes to the individual (Parent Company) and consolidated financial statements
Years ended December 31, 2024 and 2023
(In thousands of Brazilian reais - R$, except where otherwise indicated)

In 2024, subsidiary BRF repurchased 59,835,200 shares for R$ 1,288,242 referring to Program I and Program II.

27.3. Legal reserve

It is 5% (five percent) of the Company’s net income, as defined in its bylaws and current corporate legislation. The balance of the legal reserve in 2024 and 2023 was R$ 624,664 and R$ 484,848, respectively.

27.4. Tax incentive reserve

The Company benefits from state governments subsidies related to ICMS (State VAT) as follows: Program for Industrial and Commercial Development of the state of Mato Grosso (“PRODEIC”) and Tax Incentive Program for Industries (LC 93/2001 - MS), such incentives are directly associated to the investment in manufacturing facilities, job generation, economic and social development, and to the harmonious and integrated growth of industrial operations.

Due to the sale of the Company’s assets to Minerva, the subsidies in the states of Rio Grande do Sul and Rondônia, the State Program for Development, Coordination and Quality of the Agribusiness System of Cattle, Sheep and Buffalo (Agregar-RS Carnes) and the Program for Regional Development of the State Council (CONDER-RO), are no longer a tax incentive for the Company. Incentives recorded in the tax incentive reserve remain in this account, as the Company obtained the benefits up to the date of transfer of the assets.

The tax incentive reserve may only be used to: (i) absorption of losses, provided that all other earnings reserves have already been fully absorbed, except for the legal reserve; or (ii) capital increases.

The balance of the tax incentive reserve in 2024 and 2023 was R$ 964,286 and R$ 229,403, respectively.

27.5. Earnings reserve

The balance of the earnings reserve in 2024 and 2023 was R$ 2,637,330 and R$ 2,927,390, respectively.

27.6. Other comprehensive income

This account recognizes, before being recorded in the statement of income for the fiscal year, translation gains (losses) resulting from the translation of financial statements of subsidiaries abroad, whose functional currency differs from that of the Company, the corresponding entries of increases or decreases in the amount attributed to asset and liability items arising from their adjustment to market price on investments in subsidiaries directly and indirectly held by the Company, gains or losses on net investment hedge, actuarial gains or losses on pension plans and post-employment benefits. This account also recognized the effects from the adoption of deemed cost and the foreign exchange differences on the translation of loan operations.

Such accumulated effect will be transferred to the statement of income for the fiscal year either as gain or loss only upon the disposal or write-off of the investment.

76

MARFRIG GLOBAL FOODS S.A.
Notes to the individual (Parent Company) and consolidated financial statements
Years ended December 31, 2024 and 2023
(In thousands of Brazilian reais - R$, except where otherwise indicated)

The balance of other comprehensive income was broken down as follows:

Other comprehensive income	Balance at December 31, 2023	Effect from exchange variation	Recognition/ Realization	Amounts in liabilities related to assets held for sale	Balance at December 31, 2024
Exchange variation on net investments and balance sheet conversion	2,092,178	2,237,344	-	92,695	4,422,217
Exchange variation on loan	(8,814,282)	(5,314,733)	-	-	(14,129,015)
Exchange variation on goodwill	555,730	476,477	-	142,419	1,174,626
Deemed cost	64,680	-	11,240	(15,492)	60,428
Losses on net investment hedge	(61,043)	-	(170,967)	-	(232,010)
Gains (losses) on interest hedge	2,741	-	(894,280)	(1,141)	(892,680)
Actuarial gains (losses) on pension plans and post-employment benefits	2,313	-	(10,476)	-	(8,163)
Losses on realization of investments at FVOCI	-	-	(23,494)	-	(23,494)
Share-based payment in subsidiary BRF	(2,832)	-	2,832	-	-
Treasury shares in subsidiary BRF	10,365	-	(10,365)	-	-
Tax incentive reserve	288,323	-	-	(288,323)	-

	(5,861,827)	(2,600,912)	(1,095,510)	(69,842)	(9,628,091)

27.7. Shareholder compensation

When proposed by the Company, shareholder compensation is paid in the form of dividends and/or interest on equity based on the limits set by law and by the Company’s Bylaws.

On November 13, 2024, the Company informed its shareholders and the market that on that date the Board of Directors approved the declaration of interim dividends in the amount of R$ 2,500,000, paid on December 26, 2024 based on the earnings reserve recorded in the balance sheet as at September 30, 2024, to be attributed to the mandatory dividend for 2024.

On December 12, 2024, following the announcement to shareholders made on November 13, 2024, the Company informed that the final amount of dividends per common share issued by the Company corresponded to R$ 2.833731.

According to its bylaws, the Company is allowed to prepare balance sheets for six-month periods or shorter periods. Observing the conditions established by law, the Board of Directors may: (a) decide to distribute dividends against the profit account determined in the semiannual balance sheet or for shorter periods ad referendum the Shareholders Meeting; and (b) declare interim dividends against the earnings reserves account existing as of the last annual or semiannual balance sheet.

Below is the statement of dividends paid for the year 2024:

Dividends
12/31/2024
Net income for 2024	2,795,401
Deemed cost	915

Net income after deemed cost	2,796,316

(-) Legal reserve - 5%	(139,816)
(-) Tax incentive reserve	(446,560)

Adjusted net income for dividend purposes	2,209,940

Mandatory dividends payable - 25%	552,485
Additional dividends paid	1,947,515

2024 dividends	2,500,000

77

MARFRIG GLOBAL FOODS S.A.
Notes to the individual (Parent Company) and consolidated financial statements
Years ended December 31, 2024 and 2023
(In thousands of Brazilian reais - R$, except where otherwise indicated)

28. NET SALES REVENUE

		Parent		Consolidated

	YTD	YTD	YTD	YTD
	2024	2023	2024	2023
Revenue from sales of products - domestic market
Third parties	4,925,793	3,949,142	108,056,348	97,233,472
Related parties	605,699	459,930	13,542	10,323

	5,531,492	4,409,072	108,069,890	97,243,795

Revenue from sales of products - foreign market
Third parties	432,754	126,430	50,483,690	43,782,755
Related parties	5,473,838	4,690,635	1,063	1,215

	5,906,592	4,817,065	50,484,753	43,783,970

Gross operating revenue	11,438,084	9,226,137	158,554,643	141,027,765

Deductions from gross sales
Taxes on sales	(225,814)	(232,602)	(5,610,160)	(5,001,563)
Returns and discounts	(421,111)	(311,455)	(4,083,524)	(3,808,192)

	(646,925)	(544,057)	(9,693,684)	(8,809,755)

Net sales revenue	10,791,159	8,682,080	148,860,959	132,218,010

29. COST AND EXPENSES BY NATURE

The Company has chosen to present the statement of income by function and presents below expenses by nature:

		Parent		Consolidated

	YTD	YTD	YTD	YTD
	2024	2023	2024	2023
Cost of products and goods sold
Inventory costs	(7,779,184)	(6,321,628)	(111,692,533)	(103,108,949)
Depreciation and amortization	(124,333)	(148,695)	(6,020,514)	(5,648,708)
Employee salaries and benefits	(516,578)	(367,716)	(11,457,242)	(10,082,883)

	(8,420,095)	(6,838,039)	(129,170,289)	(118,840,540)

Selling expenses
Depreciation and amortization	(1,722)	(1,189)	(554,669)	(684,907)
Employee salaries and benefits	(62,360)	(63,876)	(2,294,185)	(1,988,808)
Freight	(360,429)	(275,527)	(5,552,281)	(5,433,014)
Export expenses	(96,019)	(58,286)	(819,515)	(715,414)
Marketing	(42,151)	(40,232)	(1,271,888)	(1,060,953)
Other	(25,885)	(28,908)	(742,829)	(547,980)

	(588,566)	(468,018)	(11,235,367)	(10,431,076)

General and administrative expenses
Depreciation and amortization	(53,336)	(21,852)	(622,321)	(406,617)
Employee salaries and benefits	(38,648)	(125,335)	(895,293)	(795,557)
Third-party services	(143,149)	(115,775)	(577,140)	(467,121)
Other	(26,554)	(20,163)	(123,673)	(297,210)

	(261,687)	(283,125)	(2,218,427)	(1,966,505)

78

MARFRIG GLOBAL FOODS S.A.
Notes to the individual (Parent Company) and consolidated financial statements
Years ended December 31, 2024 and 2023
(In thousands of Brazilian reais - R$, except where otherwise indicated)

30. NET FINANCIAL RESULT

The Company’s financial income (expenses) is as follows:

		Parent	Consolidated

	YTD	YTD	YTD	YTD
	2024	2023	2024	2023
Interest received, earnings from financial investments	164,399	121,058	1,490,362	1,474,471
Interest accrued, debentures and lease with financial institutions	(1,735,394)	(1,402,880)	(5,668,976)	(5,398,619)
Inflation adjustments, bank expenses, amortizations, costs on debt and other	(1,329,264)	(496,198)	(1,066,918)	(502,603)
Translation gains and losses	352,651	149,374	(286,627)	(1,175,664)

Total	(2,547,608)	(1,628,646)	(5,532,159)	(5,602,415)

Financial income
Third parties	3,894,988	2,198,206	12,654,204	11,521,121
Related parties	334,437	404,199	-	-

	4,229,425	2,602,405	12,654,204	11,521,121

Financial expenses
Third parties	(5,874,231)	(3,554,628)	(18,186,363)	(17,123,536)
Related parties	(902,802)	(676,423)	-	-

	(6,777,033)	(4,231,051)	(18,186,363)	(17,123,536)

Total	(2,547,608)	(1,628,646)	(5,532,159)	(5,602,415)

31. EARNINGS (LOSS) PER SHARE

The following table shows the calculation of basic and diluted earnings (loss) per share for 2024 and 2023:

	12/31/2024	12/31/2023
Income (loss) attributable to shareholders	1,710,635	(1,348,386)
Income (loss) attributable to shareholders from discontinued operations	1,084,766	(169,390)

Income (loss) attributable to shareholders from the Company	2,795,401	(1,517,776)

Common shares	886,000,000	960,000,000
Weighted average number of outstanding shares (units)	903,508,624	641,427,502

Basic and diluted earnings (loss) (in R$)	1.8933	(2.1022)
Basic and diluted earnings (loss) (in R$) from discontinued operations	1.2006	(0.2641)

Earnings or losses attributable to shareholders from the Company	3.0939	(2.3663)

32. FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

32.1. Overview

In its activities, the Company is subject to market risks related to exchange rate gains (losses), variable income, interest rate and commodities price fluctuations. In order to minimize these risks, the Company has policies and procedures to minimize these exposures and may use hedging instruments, as long as previously approved by the Board of Directors.

Among the Company’s guidelines we highlight: monitoring levels of exposure to each market risk; measuring these risks; setting limits for making decisions and using hedging mechanisms, always aiming at minimizing the foreign exchange exposure of its debts, cash flows and interest rates.

The Company shall be represented exclusively by its Officers and Attorney-in-Fact, observing the limitations provided in the Bylaws, and subject to approval of the Board of Directors for acts and transactions in amounts exceeding such limit.

79

MARFRIG GLOBAL FOODS S.A.
Notes to the individual (Parent Company) and consolidated financial statements
Years ended December 31, 2024 and 2023
(In thousands of Brazilian reais - R$, except where otherwise indicated)

The Company only enters into transactions with derivatives or similar instruments that offer a maximum protection against: foreign currencies, interest rates and commodity prices, and also adopts a conservative policy of not entering into transactions that could affect its financial position. The Company does not enter into leveraged transactions with derivatives or similar instruments.

The Company also has a sound financial policy, maintaining a high level of cash balance, cash equivalents and short-term investments. At the same time, the maturity of the Company’s long-term indebtedness is distributed in such way that it is not concentrated in any single year.

Assets and liabilities presented in the balance sheet relating to derivative transactions, which are intended for equity hedge, are shown below:

	Parent		Consolidated
	12/31/2024	12/31/2023	12/31/2024	12/31/2023
Derivative financial instruments - receivable	8,641	99,677	336,551	752,772
Derivative financial instruments - payable	(1,243,238)	(62,714)	(1,866,472)	(215,690)
Derivative financial instruments - assets and liabilities held for sale (a)	-	26,438	-	26,438

	(1,234,597)	63,401	(1,529,921)	563,520

(a)	See Note 12 - Assets and liabilities held for sale and discontinued operations

32.2. Financial instruments by category

The Company’s financial assets and liabilities are classified as below:

			Parent
Financial assets				Fair value through
	Amortized cost		profit or loss and OCI
	12/31/2024	12/31/2023	12/31/2024	12/31/2023
Cash and cash equivalents	732,320	1,940,237	-	-
Financial investments and marketable securities	5,717,946	2,087,328	-	-
Trade accounts receivable	9,153,215	2,477,851	-	-
Derivative financial instruments (a)	-	-	8,641	99,677
Notes receivable - related parties	3,539,815	8,727,233	-	-

	19,143,296	15,232,649	8,641	99,677

Financial liabilities				Fair value through
	Amortized cost		profit or loss and OCI
	12/31/2024	12/31/2023	12/31/2024	12/31/2023
Trade accounts payable	1,801,269	1,129,622	-	-
Loans, financing and debentures	21,253,858	12,394,670	-	-
Leases payable	373,855	17,990	-	-
Derivative financial instruments (a)	-	-	1,243,238	62,714
Notes payable - related parties	24,546,618	21,274,144	-	-

	47,975,600	34,816,426	1,243,238	62,714

(a)	All derivatives are classified at fair value through profit or loss. However, those designated as hedge accounting instruments also have their effects on Other Comprehensive Income in Equity.

80

MARFRIG GLOBAL FOODS S.A.
Notes to the individual (Parent Company) and consolidated financial statements
Years ended December 31, 2024 and 2023
(In thousands of Brazilian reais - R$, except where otherwise indicated)

			Consolidated
Financial assets				Fair value through
	Amortized cost		profit or loss and OCI
	12/31/2024	12/31/2023	12/31/2024	12/31/2023
Cash and cash equivalents	4,516,687	6,460,212	-	-
Financial investments and marketable securities	17,452,129	15,738,139	874,510	-
Trade accounts receivable	9,198,434	7,219,543	-	-
Derivative financial instruments (a)	-	-	336,551	752,772
Notes receivable - related parties	26,601	31,932	-	-

	31,193,851	29,449,826	1,211,061	752,772

Financial liabilities				Fair value through
	Amortized cost		profit or loss and OCI
	12/31/2024	12/31/2023	12/31/2024	12/31/2023
Trade accounts payable	20,273,612	16,707,402	-	-
Loans, financing and debentures	61,123,631	51,585,592	-	-
Leases payable	4,896,200	4,238,561	-	-
Derivative financial instruments (a)	-	-	1,866,472	215,690
Notes payable - investments Brazil	257,262	251,390	-	-

	86,550,705	72,782,945	1,866,472	215,690

(a)	All derivatives are classified at fair value through profit or loss. However, those designated as hedge accounting instruments also have their effects on Other Comprehensive Income in Equity or in Inventories.

Details of the accounting policies and methods used (including criteria for recognition, measurement bases and criteria for recognition of gains and losses) for each class of financial instruments and equity are presented in Note 3.1.

32.3. Fair value of financial instruments

The method used by the Company to determine market value consists in calculating the future value based on contracted conditions and determining the present value based on market curves obtained from Bloomberg’s database, except for futures market derivatives whose fair values are calculated based on the daily adjustments of variations in market prices of commodities and futures exchanges acting as counterpart.

According to NBC TG 40/R3 (CVM Resolution 121/22), the Company classifies the measurement of fair value according to hierarchical levels which reflect the importance of indices used in such measurement, as follows:

Level 1: Prices quoted in (non-adjusted) active market for identical assets and liabilities.

Level 2: Other available information, except those of Level 1, where quoted prices relate to similar assets and liabilities, whether directly, by obtaining prices in active markets, or indirectly, such as valuation techniques using active market data.

Level 3: Indices used for the calculation do not derive from an active market. The Company does not have instruments at this measurement level.

81

MARFRIG GLOBAL FOODS S.A.
Notes to the individual (Parent Company) and consolidated financial statements
Years ended December 31, 2024 and 2023
(In thousands of Brazilian reais - R$, except where otherwise indicated)

Currently, the fair value of all the financial instruments of the Marfrig Group is reliably measured and hence these are classified as level 1 and 2, as shown below:

	Parent		Consolidated
	Level 1	Level 2	Level 1	Level 2
Current and non-current assets
Financial investments and marketable securities	-	5,717,946	-	18,326,639
Derivative financial instruments	-	8,641	143	336,408
Current and non-current liabilities
Derivative financial instruments	(2,530)	(1,240,708)	(2,530)	(1,863,942)
Total	(2,530)	4,485,879	(2,387)	16,799,105

Management understands that the results obtained with derivative transactions are in line with the risk management strategy adopted by the Company.

32.4. Credit risk management

The Company is subject to credit risk. Credit risk deals with group’s financial losses if a customer or counterpart in a financial instrument fails to comply with contractual obligations, which arise from most receivables.

The Company limits its exposure by analyzing credit and managing customer’s portfolio, seeking to minimize the economic exposure to a certain customer and/or market that may represent significant losses.

The Global Credit Risk Policy determines the guideline for financial credit risk management based on the following:

a)	Limit of counterparty’s credit risk concentration to 15% of total current assets;
b)	Investments in solid and prime financial institutions, based on their financial rating; and
c)	Balance between assets and liabilities.

Conducted evaluations are based on information flows and follow-up of the volume of purchases in the market. The internal controls cover the assignment of credit limits.

The maximum exposure to credit risk for the Company is the trade accounts receivable shown in Note 6, where the value of the effective risk of possible losses is presented as provision for credit risk.

Values subject to credit risk:

	Parent		Consolidated
	12/31/2024	12/31/2023	12/31/2024	12/31/2023
Cash and cash equivalents	732,320	1,940,237	4,516,687	6,460,212
Financial investments and marketable securities	5,717,946	2,087,328	18,326,639	15,738,139
Trade accounts receivable	9,153,215	2,477,851	9,198,434	7,219,543
Other receivables	98,866	115,928	836,065	894,594
	15,702,347	6,621,344	32,877,825	30,312,488

32.5. Liquidity risk management

Liquidity risk arises from the Company’s working capital management and the amortization of the principal and finance charges of debt instruments. This is the risk that the Company will face difficulties to settle its falling due payables.

The Company manages its capital based on parameters to optimize the capital structure focused on liquidity and leverage metrics that enable a return to shareholders over the medium term, consistent with the risks assumed in the transaction.

82

MARFRIG GLOBAL FOODS S.A.
Notes to the individual (Parent Company) and consolidated financial statements
Years ended December 31, 2024 and 2023
(In thousands of Brazilian reais - R$, except where otherwise indicated)

The main indicator for monitoring is the modified immediate liquidity ratio, which is the ratio between the available funds (cash, cash equivalents, financial investments and marketable securities) and current indebtedness (short term). The indices presented below refer to continuing operation:

	Parent		Consolidated
	12/31/2024	12/31/2023	12/31/2024	12/31/2023
Available funds	6,450,266	4,027,565	22,519,515	21,878,356
Short-term loans and financing	4,479,301	3,181,118	8,352,851	7,509,414
Modified liquidity ratio	1.44	1.27	2.70	2.91

32.6. Market risk management

The Company is exposed to market risks arising from commodity prices, interest rates, variable income and exchange rates. For each risk, the Company conducts continuous management and sensitivity studies presented in this note.

32.7. Interest rate risk

Interest rate risk refers to the Company’s risk of incurring economic losses due to negative changes in interest rates. This exposure basically refers to changes in market interest rates which affect the Company’s assets and liabilities indexed to the TJLP (Long-Term Interest Rate) or CDI (Interbank Deposit Rate).

In order to reduce debt service costs, the Company continually monitors market interest rates to assess the need to enter into new derivative contracts to hedge its operations against the risk of fluctuations of these rates.

The interest rate exposure risk of the Company is as follows:

	Parent		Consolidated
	12/31/2024	12/31/2023	12/31/2024	12/31/2023
Exposure to CDI rate:
NCE/Working capital	-	-	1,113,402	2,361,124
CPR/CCB	4,599,447	3,805,840	4,599,447	3,805,840
CRA	10,420,713	4,971,440	11,396,448	4,971,440
Debentures	-	-	5,337,210	6,486,619
(-) CDB-DI (R$)	(1,570,296)	(316,458)	(5,287,255)	(5,193,319)
Subtotal Exposure to SOFR rate:	13,449,864	8,460,822	17,159,252	12,431,704

Prepayment/NCE/ACC (US$)	5,005,723	3,005,013	5,005,723	3,373,928
Revolving credit facility (US$)	-	-	3,057,761	2,452,259
Bank loan (US$)	-	107,516	3,435,723	3,883,752
Subtotal Total	5,005,723	3,112,529	11,499,207	9,709,939

	18,455,587	11,573,351	28,658,459	22,141,643

83

MARFRIG GLOBAL FOODS S.A.
Notes to the individual (Parent Company) and consolidated financial statements
Years ended December 31, 2024 and 2023
(In thousands of Brazilian reais - R$, except where otherwise indicated)

Derivative financial instruments to hedge against interest rate exposures are presented below:

				Consolidated
Fair value hedge - Derivative						12/31/2024
instruments	Hedged item	Assets	Liabilities		Notional	MtM R$
Interest swap	Debenture - 1st issue - 3rd series - IPCA + 5.50% p.a.	IPCA + 5.50% p.a.	CDI + 0.57% p.a.	BRL	200,000	28,464
Interest swap	Debenture - 1st issue - 3rd series - IPCA + 5.50% p.a.	IPCA + 5.50% p.a.	100% of CDI	BRL	200,000	22,176
Interest swap	Debenture - 2nd issue - 1st series - IPCA + 5.30% p.a.	IPCA + 5.30% p.a.	CDI + 2.20% p.a.	BRL	400,000	53,395
Interest swap	Debenture - 2nd issue - 2nd series - IPCA + 5.60% p.a.	IPCA + 5.60% p.a.	CDI + 2.29% p.a.	BRL	595,000	48,624
Interest swap	Debenture - 3rd issue - single series - IPCA + 4.78% p.a.	IPCA + 4.78% p.a.	CDI + 0.12% p.a.	BRL	1,000,000	65,394
Interest swap	Debenture - 1st issue - 1st series - IPCA + 6.83% p.a.	IPCA + 6.83% p.a.	109.32% of CDI	BRL	990,000	33,741
Interest swap	Debenture - 5th issue - IPCA + 7.23%	IPCA + 7.23% p.a.	CDI + 0.98% p.a.	BRL	1,635,000	(112,078)
Interest swap	Debenture - 5th issue - Fixed rate +12.92%	PRE + 12.92% p.a.	CDI + 0.89% p.a.	BRL	925,000	(124,444)
					5,945,000	15,272

Cash flow hedge

The Company designates as cash flow hedge derivative financial instruments for protection of cash flow (swap), exchanging cash flows based on a notional amount, a term and other pre-established conditions and criteria.

The Company has swap contracts designated as cash flow hedge accounting, as shown below:

						Consolidated
Cash flow hedge - Derivative	Hedged tem	Assets	Liabilities	Notional		12/31/2024
instruments						MtM R$
Interest rate swap	CRA	IPCA	CDI	BRL	8,452,232	(1,232,080)
					8,452,232	(1,232,080)

32.8. Commodity price risk

Cattle commodities

In its activities, the Company purchases cattle commodity, which is the largest individual component of the beef segment production cost and is subject to certain variables. The price of cattle acquired from third parties is directly related to market conditions, and is influenced by domestic availability and foreign market demand. To reduce the impact of risks on cattle commodity prices, the Company holds cattle in feedlots and trades derivative financial instruments in the futures market, as well as other operations.

The derivative financial instruments used to hedge against cattle commodity price risk, which are not designated for hedge accounting, are shown below:

					Consolidated
Instrument	Hedged item	Register	Notional US$	Notional R$	12/31/2024
					MtM R$
Futures	Fed cattle	B3	(28,610)	(177,144)	(2,530)
Futures	Fed cattle	CME	-	-	143
			(28,610)	(177,144)	(2,387)

84

MARFRIG GLOBAL FOODS S.A.
Notes to the individual (Parent Company) and consolidated financial statements
Years ended December 31, 2024 and 2023
(In thousands of Brazilian reais - R$, except where otherwise indicated)

Corn and soybean meal, grain and oil commodities

The prices of corn and soybean meal, grain and oil are exposed to price risks arising from future purchases. This risk is managed through physical inventories, order balances at a fixed price and through derivative financial instruments.

Limits are established to protect the purchase flow of corn and soybean meal, grain and oil, aimed to reduce the impact of an increase in the price of these raw materials, and include the possible use of derivative instruments or management of inventories.

Subsidiary BRF purchases commodities at prices to be fixed in the futures and spot markets and, to protect such exposure, contracts derivative instruments in an active position (purchase) to fix such prices in advance.

Derivative financial instruments designated as cash flow hedge accounting to protect against exposure to the price risk of corn and soybean meal, grain and oil commodities to be fixed are shown below:

							Consolidated
Cash flow hedge - Derivative	Hedged item	Index	Maturity	Quantity		Price rate (a)	12/31/2024
instruments							MtM R$
Collar - purchase	Purchases of soybean meal - price to be fixed	Soybean meal - CBOT	2nd quarter 2025	17,989	ton	336.79	948
Collar - purchase	Purchases of soybean meal - price to be fixed	Soybean meal - CBOT	3rd quarter 2025	17,989	ton	341.13	548
Collar - purchase	Purchases of corn - price to be fixed	Corn - CBOT	1st quarter 2025	20,003	ton	177.85	(26)
Collar - purchase	Purchases of corn - price to be fixed	Corn - CBOT	2nd quarter 2025	135,998	ton	176.94	1,174
Collar - purchase	Purchases of corn - price to be fixed	Corn - B3	1st quarter 2025	16,200	ton	1,208.33	124
Collar - purchase	Purchases of corn - price to be fixed	Corn - B3	2nd quarter 2025	40,500	ton	1,213.33	193
Non-deliverable forward - purchase	Purchases of soybean oil - price to be fixed	Soybean oil - CBOT	2nd quarter 2025	6,001	ton	912.57	(516)
Non-deliverable forward - purchase	Purchases of corn - price to be fixed	Corn - CBOT	3rd quarter 2025	99,999	ton	171.76	403

				354,679			2,848

(a)	Base price for each commodity in USD/ton, except for Corn – B3, denominated in R$/ton.

In certain situations, subsidiary BRF makes future purchases of commodities at fixed prices and, to protect such exposure, contracts derivative instruments in a passive position (sale) to maintain the prices of such purchases at market.

Derivative financial instruments designated as fair value hedge accounting to protect against exposure to the risk of fixed commodity prices are shown below:

							Consolidated
Fair value hedge - Derivative	Hedged item	Index	Maturity	Quantity		Price rate (a)	12/31/2024
instruments							MtM R$
Non-deliverable forward - sale	Purchases of soybean grain - fixed price	Soybean grain - CBOT	1st quarter 2025	38,298	ton	409.09	10,526
Non-deliverable forward - sale	Purchases of corn - fixed price	Corn - CBOT	1st quarter 2025	9,001	ton	185.42	409
Non-deliverable forward - sale	Purchases of corn - fixed price	Corn - CBOT	3rd quarter 2025	76,216	ton	173.46	471
Corn futures - sale	Purchases of corn - fixed price	Corn - B3	1st quarter 2025	12,609	ton	1,252.06	(71)
Corn futures - sale	Purchases of corn - fixed price	Corn - B3	3rd quarter 2025	189,486	ton	1,116.86	(947)
				325,610			10,388

(a)	Base price for each commodity in USD/ton, except for Corn – B3, denominated in R$/ton.

85

MARFRIG GLOBAL FOODS S.A.
Notes to the individual (Parent Company) and consolidated financial statements
Years ended December 31, 2024 and 2023
(In thousands of Brazilian reais - R$, except where otherwise indicated)

32.9. Exchange rate risk

Balance sheet exposure

Exchange rate risk consists of the risk of foreign exchange fluctuations leading the Company to incur losses and causing a reduction in the amounts of assets or an increase in the amounts of liabilities.

The Company also has a sound financial policy, maintaining a high level of cash balance and short-term investments with solid financial institutions.

Assets and liabilities in foreign currency are presented as follows:

			Parent

			Effects on result
Description	12/31/2024	12/31/2023	Translation gains
			(losses) 2024
Operating
Trade accounts receivable	8,927,853	2,145,630	1,076,465
Imports payable	(5,837)	(7,159)	610
Other	-	-	(2)
Subtotal	8,922,016	2,138,471	1,077,073

Financial
Loans and financing	(6,080,636)	(3,617,390)	(1,238,252)
Notes payable and receivable	(4,028)	41,432	24,808
Balance of banks and financial investments(a)	714,063	1,929,828	489,022

Subtotal	(5,370,601)	(1,646,130)	(724,422)

Total	3,551,415	492,341	352,651

Translation gains			3,328,961
Translation losses			(2,976,310)

Translation gains (losses), net			352,651

(a)	Refers only to banks and financial investments balances that generated translation gains (losses).

			Consolidated
			Effects on result
Description	12/31/2024	12/31/2023	Translation gains
			(losses) 2024
Operating
Trade accounts receivable	4,145,785	3,107,867	1,680,874
Imports payable	(2,896,965)	(2,259,358)	(660,650)
Dividends	339	(242)	3
Other	(447,701)	(721,507)	1,907,366

Subtotal	801,458	126,760	2,927,593

Financial
Loans and financing	(37,734,251)	(33,953,965)	(2,566,791)
Notes payable and receivable	(357,102)	(333,764)	(1,092,905)
Balance of banks and financial investments(a)	6,839,357	6,652,705	338,037
Derivative financial instruments	(304,579)	502,292	107,439
Subtotal
	(31,556,575)	(27,132,732)	(3,214,220)
Total
	(30,755,117)	(27,005,972)	(286,627)

Translation gains			9,106,863
Translation losses			(9,393,490)
Translation gains (losses), net
			(286,627)

(a)	Refers only to banks and financial investments balances that generated translation gains (losses).

86

MARFRIG GLOBAL FOODS S.A.
Notes to the individual (Parent Company) and consolidated financial statements
Years ended December 31, 2024 and 2023
(In thousands of Brazilian reais - R$, except where otherwise indicated)

Since it has more financial liabilities in foreign currency than assets, the Company contracted Non-Deliverable Forward (NDF) contracts, all of them non-speculative in nature, to minimize the effects of the foreign exchange variation on its exports, as per the breakdown below:

							Consolidated
Cash flow hedge - Derivative instruments	Hedged item	Register	Assets	Liabilities	Notional		12/31/2024
							MtM R$
Operations not designated for hedge
accounting
NDF	FX	OTC	USD	GBP	USD	(32,135)	6,173
NDF	FX	OTC	USD	EUR	USD	(5,531)	1,281
NDF	FX	OTC	USD	AUD	USD	(728)	187
NDF	FX	OTC	USD	CLP	USD	(3,698)	1,470
NDF	FX	OTC	BRL	EUR	EUR	(60,000)	1,040
NDF	FX	OTC	USD	CLP	CLP	25,000	4,425
Futures	FX	OTC	BRL	USD	USD	(62,500)	1,132

						(139,592)	15,708

Operating income exposure

The objective of managing operating income exposure is to protect revenues and costs indexed to foreign currencies. Subsidiary BRF has internal models for the measurement and monitoring of these risks and contracts hedging instruments, designating the relationships as cash flow hedge accounting.

Subsidiary BRF has more revenues denominated in foreign currency than expenses and, therefore, contracts derivative financial instruments to reduce such exposure. Derivative financial instruments designated as cash flow and fair value hedge accounting to protect the exchange rate exposure of operating income.

The cash flow hedge amounts (derivative instruments) are shown below:

								Consolidated
Cash flow hedge - Derivative instruments	Hedged item	Assets	Liabilities	Maturity	Exercise rate	Notional		12/31/2024 MtM R$
NDF	Exports in USD	BRL	USD	1st quarter 2025	5.6807	USD	105,500	(58,721)
NDF	Exports in USD	BRL	USD	2nd quarter 2025	5.9204	USD	258,500	(104,650)
NDF	Exports in USD	BRL	USD	3rd quarter 2025	6.1309	USD	165,000	(54,315)
NDF	Exports in USD	BRL	USD	4th quarter 2025	6.4083	USD	82,000	(15,657)
Collar	Exports in USD	BRL	USD	1st quarter 2025	5.9991	USD	479,500	(81,092)
Collar	Exports in USD	BRL	USD	2nd quarter 2025	6.2590	USD	90,500	(5,787)
Collar	Exports in USD	BRL	USD	3rd quarter 2025	6.4616	USD	42,500	(3,204)
Collar	Exports in USD	BRL	USD	4th quarter 2025	6.5806	USD	20,000	(1,647)

							1,243,500	(325,073)

The Company concluded that part of its cost related to future physical purchases of commodities in dollars also generates exchange rate exposure, contracting the following derivatives and designating them as fair value hedge.

								Consolidated
Fair value hedge - Derivative					Exercise			12/31/2024
instruments	Hedged item	Assets	Liabilities	Maturity	rate	Notional		MtM R$
NDF	Costs in USD	BRL	USD	1st quarter 2025	5.5465	USD	15,823	(10,851)
NDF	Costs in USD	BRL	USD	3rd quarter 2025	6.0634	USD	9,426	(3,760)

							25,249	(14,611)

87

MARFRIG GLOBAL FOODS S.A.
Notes to the individual (Parent Company) and consolidated financial statements
Years ended December 31, 2024 and 2023
(In thousands of Brazilian reais - R$, except where otherwise indicated)

Investment exposure

Subsidiary BRF has both investments (net assets) and loans (financial liabilities) denominated in foreign currency. To balance the accounting effects, certain non-derivative financial liabilities are designated as instruments to hedge the exchange rate exposure generated by such investments.

Non-derivative financial instruments designated as hedge accounting for net investment are presented below:

							Consolidated
Fair value hedge - Non-derivative instruments	Hedged item (investment)	Liabilities	Maturity	Exercise rate	Notional		12/31/2024 MtM R$ (a)
Bond - BRF SA BRFSBZ 4.35	Federal Foods LLC	USD	3rd quarter 2050	3.7649	USD (b)	44,158	(142,067)
Bond - BRF SA BRFSBZ 4.35	BRF Kuwait Food Management Company WLL	USD	3rd quarter 2050	3.7649	USD (b)	88,552	(215,832)
Bond - BRF SA BRFSBZ 4.35	Al Khan Foodstuff LLC	USD	3rd quarter 2050	3.7649	USD (b)	53,446	(142,392)
Bond - BRF SA BRFSBZ 4.35	BRF Foods GmbH	USD	3rd quarter 2050	5.1629	USD (c)	170,721	(197,505)
Bond - BRF SA BRFSBZ 4.35	Al-Wafi Al-Takamol International for Foods Products	USD	3rd quarter 2050	5.1629	USD (c)	23,426	(23,009)

						380,303	(720,805)
(a)	Corresponds to the effective portion of hedge results accumulated in line item Other comprehensive income.
(b)	Designated on August 1, 2019.
(c)	Designated on November 1, 2022.

32.10. Sensitivity analysis

The financial instruments, including derivatives, may undergo changes in fair value as a result of the fluctuation of exchange rates, interest rates, price indexes and other variables.

The analyses of the sensitivity of derivative and non-derivative financial instruments to these variables are presented below:

Selection of risks

The main risks that may affect the value of the Company’s financial instruments are:

a)	Exchange rate US$/R$, US$/GBP, US$/EUR and US$/AUD;
b)	Exchange rate R$/TRY, R$/WON, R$/PYG, R$/AOA, R$/SAR and R$/AED;
c)	Floating interest rate SOFR;
d)	Inflation rate IPCA; and
e)	Interest rate CDI and SELIC.

For purposes of the analysis of sensitivity to risks, the Company presents the exposures to currencies as if they were independent, that is, they do not reflect in the exposure to exchange rate the risks of changes in other exchange rates that could be indirectly influenced by it.

Selection of scenarios

The probable scenario of the Dollar-real exchange rate, the SELIC/CDI interest rate and the IPCA projection for a one-year horizon is based on the FOCUS report disclosed by the Central Bank of Brazil (BACEN). The one-year projection for the dollar is R$ 5.96 and was obtained interpolating the quotations of the current and subsequent years. The Selic rate is expected to close the period at 14.75% p.a. and the IPCA at 4.96%. The Selic rate is used as a reference for the CDI sensitivity analyses. The probable scenario for the other currencies is calculated based on the parity with the US Dollar.

For SOFR interest rates, Management used the one-year projection of 4.18%, consistent with the market curves.

In the sensitivity analysis, variations of 15% and 30% were estimated for each variable for possible and remote scenarios, respectively.

88

MARFRIG GLOBAL FOODS S.A.
Notes to the individual (Parent Company) and consolidated financial statements
Years ended December 31, 2024 and 2023
(In thousands of Brazilian reais - R$, except where otherwise indicated)

The sensitivity values below are for changes in financial instruments under each scenario:

				Consolidated
Exchange rate - US dollar x real				Gains and (losses)
Instrument	Scenario - Exposed amounts	Probable scenario	Possible scenario 15%	Remote scenario 30%
Time deposit	5,104,085	(191,000)	545,962	1,282,925
ADRs securities	15,481	(579)	1,656	3,891
Prepayment/NCE/ACC (US$)	(6,975,777)	261,041	(746,169)	(1,753,380)
Bonds (US$)	(20,525,424)	768,083	(2,195,518)	(5,159,119)
Bank loan (US$)	(5,340,520)	199,848	(571,253)	(1,342,354)
Revolving Credit Facility	(3,057,761)	114,425	(327,076)	(768,576)
Agribusiness Receivables Certificates (CRA)	(576,008)	21,555	(61,613)	(144,781)
Foreign credit note	289,880	(10,848)	31,007	72,862
Working capital	(1,258,761)	47,104	(134,644)	(316,393)
SWAP USD x CDI	(2,355,127)	88,131	(251,918)	(591,967)

Exchange rate - other currencies				Gains and (losses)
Instrument	Scenario - Exposed amounts	Probable scenario	Possible scenario 15%	Remote scenario 30%
Time deposit - Turkish Lira	715,371	(26,770)	76,520	179,810
Time deposit - South Korean Won	87	(3)	9	22
Time deposit - Paraguayan Guarani	7,900	(296)	845	1,986
Time deposit - Saudi Riyal	959,103	(35,891)	102,591	241,073
Time Deposit - Angolan Kwanza	55,449	(2,075)	5,931	13,937
Time Deposit - Arab Dirham	102,947	(3,852)	11,012	25,876
NDF CLP X USD	(22,897)	857	(2,449)	(5,755)
NDF EUR X USD	(36,912)	1,381	(3,948)	(9,278)
NDF GBP X USD	(228,867)	8,564	(24,481)	(57,526)
NDF AUD X USD	(4,509)	169	(482)	(1,133)

SOFR rate				Gains and (losses)
Instrument	Scenario - Exposed amounts	Probable scenario	Possible scenario 15%	Remote scenario 30%
Prepayment/NCE/ACC (US$) - SOFR	(3,822,503)	12,041	(11,898)	(35,836)

Interest rate - CDI				Gains and (losses)
Instrument	Scenario - Exposed amounts	Probable scenario	Possible scenario 15%	Remote scenario 30%
Bank Deposit Certificates - CDB	1,570,296	39,257	73,765	108,272
Repurchase and reverse repurchase agreements	2,730,075	68,252	128,245	188,239
Brazilian prize-draw investment bonds	1,763	44	83	122
FIDC	27,592	690	1,296	1,902
LTF - Financial Treasury Bill	46,774	1,169	2,204	3,239
NCE/Working Capital	(153,062)	(3,827)	(7,190)	(10,554)
CPR/CCB	(4,599,447)	(114,986)	(216,059)	(317,132)
Agribusiness Receivables Certificates (CRA)	(1,257,996)	(31,450)	(59,094)	(86,739)

Interest rate - IPCA				Gains and (losses)
Instrument	Scenario - Exposed amounts	Probable scenario	Possible scenario 15%	Remote scenario 30%
Agribusiness Receivables Certificates (CRA)	(7,447,837)	(9,682)	(65,094)	(120,506)
SWAP IPCA x CDI	6,097,105	7,926	53,289	98,651

The interest rate fluctuations do not significantly affect the results of subsidiary BRF. Therefore, the financial instruments pegged to the fixed rate of subsidiary BRF are not being presented in the sensitivity analysis above.

89

MARFRIG GLOBAL FOODS S.A.
Notes to the individual (Parent Company) and consolidated financial statements
Years ended December 31, 2024 and 2023
(In thousands of Brazilian reais - R$, except where otherwise indicated)

Cattle commodities

The table below shows the sensitivity analysis for the price of cattle commodities. The Company considered scenario I as appreciation of 10% and scenarios II and III as deterioration of 25% and 50% for cattle commodity price volatility, using as reference the closing price at the end of the year.

					Consolidated
Parity - USDA Price - Cattle - R$/US$		Current	Scenario I	Scenario II	Scenario III
Instrument	Risk	scenario
Futures	Increase in fed cattle price	(2,530)	(253)	633	127
Futures	Increase in fed cattle price	143	14	(36)	(7)
		(2,387)	(239)	597	120

Corn and soybean meal, grain and oil commodities

For the probable scenario of commodities, the Company uses as a reference the future value of assets at the end of the year, and therefore understands that there will be no changes in the results of transactions. For the exchange rate, the probable scenario is referenced by external sources, such as the Focus report, interpolating the quotations of the current and subsequent years. The probable scenario for the other currencies is calculated based on the parity with the US Dollar.

For the possible and remote scenarios, in both cases positive and negative variations of 15% and 30% respectively were considered from the probable scenario. Such sensitivity scenarios are derived from information and assumptions used by Management in monitoring the previously mentioned risks.

The information used in the preparation of these analyses is based on the position at the end of the year. The estimated amounts may differ significantly in relation to the numbers and results to be recorded by the Company. Positive values indicate gains and negative values indicate losses.

					Consolidated
Operating result - commodities			Scenario
	Remote -30%	Possible -15%	Probable	Possible 15%	Remote 30%

Soybean grain - CBOT	255	310	364	419	474
Cost of products and goods sold	(4,187)	(2,093)	-	2,093	4,187
NDF	4,187	2,093	-	(2,093)	(4,187)
Net effect	-	-	-	-	-

Soybean meal - CBOT	248	301	354	407	461
Cost of products and goods sold	3,825	1,912	-	(1,912)	(3,825)
Collar	(2,545)	(632)	-	1,738	3,651
Net effect	1,280	1,280	-	(174)	(174)

Soybean oil - CBOT	629	764	898	1,033	1,168
Cost of products and goods sold	1,617	809	-	(809)	(1,617)
NDF	(1,617)	(809)	-	809	1,617

Net effect	-	-	-	-	-

Corn - CBOT	123	150	176	203	229
Cost of products and goods sold	9,036	4,518	-	(4,518)	(9,036)
Collar	(6,117)	(1,888)	-	2,964	7,192
NDF	(766)	(383)	-	383	766

Net effect	2,153	2,247	-	(1,171)	(1,078)

Corn - B3	822	998	1,174	1,351	1,527
Cost of products and goods sold	(51,225)	(25,613)	-	25,613	51,225
Collar	(14,600)	(4,316)	-	4,454	14,298
Futures	70,609	35,305	-	(35,305)	(70,609)

Net effect	4,784	5,376	-	(5,238)	(5,086)

90

MARFRIG GLOBAL FOODS S.A.
Notes to the individual (Parent Company) and consolidated financial statements
Years ended December 31, 2024 and 2023
(In thousands of Brazilian reais - R$, except where otherwise indicated)

33. INCOME AND SOCIAL CONTRIBUTION TAXES

Income and social contribution taxes were calculated according to prevailing legislation and Federal Law 12,973/14.

Income and social contribution tax calculations and returns, when required, are open to review by tax authorities for varying statutory years in relation to the payment or filing date.

Below are the calculation and reconciliation of taxes in the statement of income for the year:

		Parent		Consolidated
	YTD	YTD	YTD	YTD
	2024	2023	2024	2023
Profit (loss) before taxes	(1,112,056)	(1,522,168)	405,112	(4,541,228)
Income and social contribution taxes - Nominal rate (34%)	378,099	517,537	(137,738)	1,544,018

Adjustments to determine the effective tax rate:
Taxation on profit of companies abroad	-	(142,039)	(329,147)	(224,614)
Credit of tax paid abroad	678,742	214,246	807,054	214,246
Effect from differences in tax rate of companies abroad	-	-	(111,037)	(597,790)
Tax losses and social contribution carryforwards from prior years	730,904	(5,618)	641,601	5,018
Tax incentive	62,968	35,963	94,092	186,872
Equity in earnings (losses) of subsidiaries	4,849	(311,398)	(11,759)	(21,591)
Translation gains (losses)	1,589,273	(80,621)	2,511,552	(271,364)
Provision for contingencies (IRPJ/CSLL) (a)	-	-	(977,277)	-
Other additions / exclusions	(622,144)	(54,287)	(96,032)	254,804
Total	2,822,691	173,782	2,391,309	1,089,599

Total current taxes	1,036,605	15,382	(319,893)	(223,020)
Total deferred taxes	1,786,086	158,400	2,711,202	1,312,619
	2,822,691	173,782	2,391,309	1,089,599

Effective tax rate(b)	254%	11%	-590%	24%
(a)	Details on the provision for contingencies are disclosed in Note 26.1.2 – Tax.
(b)	The difference between nominal and effective rate is significantly affected by equity in earnings (losses) of subsidiaries, taxes on profits abroad and foreign exchange variations arising from monetary items that are part of the net investments in foreign entities.

34. SEGMENT REPORTING

The Company established an integrated and geographically diversified business model, which consists of production units located in strategic places, combined with a broad distribution network with access to the world’s main channels and consumer markets.

The Company believes that continuous improvement in its internal processes will enable it to further enhance efficiency and cut costs, which, coupled with a result-driven management that is committed to profitable growth, will drive profitability and cash generation.

91

MARFRIG GLOBAL FOODS S.A.
Notes to the individual (Parent Company) and consolidated financial statements
Years ended December 31, 2024 and 2023
(In thousands of Brazilian reais - R$, except where otherwise indicated)

The Company defined its segments according to the business activities from which it can earn revenues and incur expenses, whose operating results are regularly reviewed by the entity’s chief operating decision-maker, responsible for allocating resources and assessing performance of the operating segments, and for which there is individual financial information available. Therefore, the segments managed by the Company are: “Beef - North America”, “Beef - South America”, “Poultry, Pork and Processed Products - BRF” and “Corporate”, as presented below:

		Net revenue	Operating income (expenses)
	YTD	YTD	YTD	YTD
	2024	2023	2024	2023
Beef - North America	66,921,453	59,551,759	399,414	1,625,965
Beef - South America(a)	20,805,279	19,222,955	1,395,459	1,313,393
Poultry, Pork and Processed Products - BRF	61,134,227	53,443,296	6,839,819	836,097
Corporate	-	-	(2,697,421)	(2,714,268)

Total	148,860,959	132,218,010	5,937,271	1,061,187

(a)	Details of net revenue / operating profit from discontinued operation of the Beef South America segment are presented in Note 12 - Assets and liabilities held for sale and discontinued operations.

	Non-current assets
	12/31/2024	12/31/2023
Beef - North America	8,435,549	6,641,489
Beef - South America(a)	12,177,888	7,886,529
Poultry, Pork and Processed Products - BRF	31,844,590	31,317,828
Corporate	30,117,446	33,007,990

Total	82,575,473	78,853,836

(a)	Details of the amounts of non-current assets reclassified as held for sale in the Beef South America segment are presented in Note 12 - Assets and liabilities held for sale and discontinued operations.

35. INSURANCE COVERAGE

The Company’s policy is to insure its property, plant and equipment and inventories subject to risk, at amounts deemed sufficient to cover possible losses, taking into consideration the nature of its activities and the insurance advisors’ opinion.

Based on the maximum risk weighting, the Company does not have a policy of maintaining insurance policies to protect against lost profits, given the broad geographic distribution of its plants and the fact that its operations can be reorganized in the event that any need arises.

Below is a summary of the amounts insured by the Company for continuing operations:

	Parent		Consolidated
	12/31/2024	12/31/2023	12/31/2024	12/31/2023
Buildings and meatpacking facilities	1,013,640	1,035,542	12,198,031	10,103,055
Inventories	267,120	265,926	1,622,070	1,181,400
Third-party warehouse	-	32,705	156,513	134,810
Vehicles	25,343	36,776	41,160	50,193
Transportation of goods	1,562,375	1,120,712	4,509,608	3,961,432
Directors’ guarantees	309,615	242,065	554,467	484,145
Civil liability	31,721	30,000	900,045	715,295
Aircraft	2,466,807	242,065	3,086,037	727,771
Other	885,081	371,942	937,487	390,746

	6,561,702	3,377,733	24,005,418	17,748,847

The assets held for sale have coverage in the amount of R$ 1,153,072. This amount is sufficient to cover any losses according to Management’s judgment.

92

MARFRIG GLOBAL FOODS S.A.
Notes to the individual (Parent Company) and consolidated financial statements
Years ended December 31, 2024 and 2023
(In thousands of Brazilian reais - R$, except where otherwise indicated)

36. RELATED-PARTY TRANSACTIONS

36.1. Related parties to the parent company

Transactions between the Parent and its related parties are shown below:

											Parent
	Outstanding balance
	Trade accounts receivable		Trade accounts payable		Notes receivable		Notes payable		Advances to suppliers		Advances from customers
	12/31/2024	12/31/2023	12/31/2024	12/31/2023	12/31/2024	12/31/2023	12/31/2024	12/31/2023	12/31/2024	12/31/2023	12/31/2024	12/31/2023
Masplen Ltd.	-	-	-	-	1,921	1,206	-	-	-	-	-	-
Pampeano Alimentos S.A.	22,238	11,034	17,041	-	805,304	788,189	-	-	-	-	-	-
Marfrig Comercializadora de Energia Ltda.	-	-	-	-	2,407	2,266	1,044,500	701,000	-	-	-	-
Marfrig Overseas Ltd.	-	-	-	-	318,620	2,927,025	1,698,380	728,883	-	-	-	-
Marfrig Chile S.A.	5,079	-	-	-	381	133	59,814	-	-	-	-	26,536
Frigorífico Tacuarembó S.A.	-	-	2,896	5,272	-	-	-	-	-	-	-	-
Establecimientos Colonia S.A.	-	-	2,452	-	-	-	-	-	-	-	-	-
Marfrig Holdings (Europe) B.V	-	-	-	-	131,108	2,026,033	6,570,772	8,720,408	-	-	-	-
MF Foods USA LLC	11,647	4,314	-	-	-	-	-	-	-	-	-	-
Weston Importers Ltd.	8,811,686	2,130,854	-	-	-	1,160,538	15,173,152	10,848,836	-	-	-	-
Marfrig Beef International Ltd.	-	-	-	-	1,891,992	1,410,824	-	-	-	-	-	-
Marfrig Beef (UK) Limited	-	-	-	-	-	-	-	317	-	-	-	-
Marb Bondco PLC	-	-	-	-	2,756	2,149	-	5,641	-	-	-	-
Marfrig NBM Holdings Limited	-	-	-	-	-	113	-	-	-	-	-	-
NBM US Holdings, Inc.	-	-	-	-	-	133	-	269,059	-	-	-	-
Beef Holdings Limited	-	-	-	-	11,161	11,138	-	-	-	-	-	-
MFG Holdings SAU	546	-	-	1,042	347,554	370,926	-	-	-	-	-	-
Marfrig Paraguay S.A.	-	-	-	-	-	242	-	-	-	-	-	-
BRF S.A.	42,150	19,652	14,842	6,958	-	-	-	-	-	-	4	-
Plant Plus Foods Brasil Ltda.	2,007	7,677	-	-	9,509	9,375	-	-	-	-	-	-
MFG US Holding, LLC	-	-	-	-	158	2	-	-	-	-	-	-
Marfrig US Holding, LLC	-	-	-	-	12	9	-	-	-	-	-	-
Controlling shareholders	1	-	-	-	-	-	-	-	-	-	-	-
Key management personnel	9	4	-	184	-	-	-	-	-	-	-	-
Other related parties (a)	93	6	2,171	-	16,932	16,932	-	-	2,298,299	304,225	-	-

	8,895,456	2,173,541	39,402	13,456	3,539,815	8,727,233	24,546,618	21,274,144	2,298,299	304,225	4	26,536

(a)	See Note 36.5 – Other related parties.

93

MARFRIG GLOBAL FOODS S.A.
Notes to the individual (Parent Company) and consolidated financial statements
Years ended December 31, 2024 and 2023
(In thousands of Brazilian reais - R$, except where otherwise indicated)

									Parent
	Recognized as profit or loss
	Sales		Costs		Financial income		Financial expenses		Administrative expenses
	YTD	YTD	YTD	YTD	YTD	YTD	YTD	YTD	YTD	YTD
	2024	2023	2024	2023	2024	2023	2024	2023	2024	2023
Masplen Ltd.	-	-	-	-	83	59	-	-	-	-
Pampeano Alimentos S.A.	184,216	142,518	(15,092)	-	14,182	14,262	-	-	(78,646)	(71,963)
Marfrig Comercializadora de Energia Ltda.	-	-	(36,461)	(27,760)	-	35	-	-	-	(2,327)
Marfrig Overseas Ltd.	-	-	-	-	46,293	150,869	(22,274)	(6,294)	-	-
Marfrig Chile S.A.	34,116	71,022	-	-	-	-	-	-	(1,161)	(612)
Frigorífico Tacuarembó S.A.	-	-	(2,645)	-	-	-	-	-	(2,961)	(1,775)
Inaler S.A.	-	-	-	-	-	-	-	-	(437)	(779)
Prestcott International S.A.	-	-	(123)	-	-	-	-	-	(845)	(761)
Establecimientos Colonia S.A.	-	378	(1,346)	-	-	-	-	-	(1,087)	(1,042)
Marfrig Holdings (Europe) B.V	-	-	-	-	113,258	91,345	(273,909)	(255,551)	-	-
MF Foods USA LLC	28,895	8,354	-	-	-	-	-	-	-	-
Weston Importers Ltd.	5,409,774	4,607,482	-	-	48,057	58,858	(595,869)	(411,310)	-	-
Marfrig Beef International Ltd.	-	-	-	-	75,940	66,617	-	-	-	-
Marfrig Beef (UK) Limited	-	-	-	-	-	-	(9)	(23)	-	-
Marb Bondco PLC	-	-	-	-	-	-	(180)	(425)	-	-
Marfrig NBM Holdings Limited	-	-	-	-	3	8	-	-	-	-
NBM US Holdings, Inc.	-	-	-	-	11,832	(13)	(7,736)	(2,820)	(97,399)	(58,025)
Beef Holdings Limited	-	-	-	-	1	1	-	-	-	-
MFG Holdings SAU	-	2,185	-	-	24,783	22,158	-	-	(5,278)	(4,133)
Quickfood S.A.	-	-	(1,378)	-	-	-	-	-	-	-
MFG US Holding, LLC	-	-	-	-	5	-	-	-	-	-
BRF S.A.	407,942	307,116	(63,611)	(53,386)	-	-	(2,825)	-	(16,970)	-
Plant Plus Foods Brasil Ltda.	14,496	11,435	-	-	-	-	-	-	-	-
Controlling shareholders	16	5	-	-	-	-	-	-	-	-
Key management personnel	56	64	(451)	(726)	-	-	-	-	-	-
Other related parties (a)	26	6	(1,085,528)	(224,599)	-	-	-	-	-	-

	6,079,537	5,150,565	(1,206,635)	(306,471)	334,437	404,199	(902,802)	(676,423)	(204,784)	(141,417)

(a)	See Note 36.5 – Other related parties.

The nature of related-party transactions between Marfrig Group companies is represented by commercial transactions (purchases and sales) and sending of cash for payment of such transactions, as well as for working capital.

Intercompany transactions (instruments receivable and payable) between parties (parent company and subsidiaries) are managed by checking accounts held between the companies based on the centralized cash system managed by the parent company.

Purchases and sales of products are made at market values. No guarantees or estimated losses on doubtful accounts are required. These transactions involve purchase and sale of fresh meat and cattle, poultry and lamb processed products.

Transactions between subsidiaries do not have an impact on the consolidated financial statements, given that they are eliminated in consolidation.

94

MARFRIG GLOBAL FOODS S.A.
Notes to the individual (Parent Company) and consolidated financial statements
Years ended December 31, 2024 and 2023
(In thousands of Brazilian reais - R$, except where otherwise indicated)

36.2. Consolidated related parties

							Consolidated
	Outstanding balance
	Trade accounts receivable		Trade accounts payable		Notes receivable		Advances to suppliers
	12/31/2024	12/31/2023	12/31/2024	12/31/2023	12/31/2024	12/31/2023	12/31/2024	12/31/2023
Controlling shareholders	1	-	-	-	-	-	-	-
Key management personnel	9	4	466	488	-	-	-	-
Plant Plus Foods LLC	-	-	-	-	160	5,625	-	-
Plant Plus Foods Brasil Ltda.	2,007	7,677	-	130	9,509	9,375	-	-
Other related parties (a)	93	7	2,171	-	16,932	16,932	2,298,299	304,225

	2,110	7,688	2,637	618	26,601	31,932	2,298,299	304,225

(a)	See Note 36.5 – Other related parties.

			Consolidated
	Recognized as profit or loss
	Sales		Costs

	YTD	YTD	YTD	YTD
	2024	2023	2024	2023
Controlling shareholders	16	5	-	-
Key management personnel	66	76	(451)	(726)
Plant Plus Foods Brasil Ltda.	14,497	11,435	-	-
Other related parties (a)	26	22	(1,085,528)	(224,599)

	14,605	11,538	(1,085,979)	(225,325)

(a)	See Note 36.5 – Other related parties.

36.3. Related parties of assets held for sale

			Parent
	Recognized as profit or loss
	Sales		Costs
	YTD	YTD	YTD	YTD
	2024	2023	2024	2023
Pampeano Alimentos S.A.	169,775	215,905	-	(36)
Marfrig Comercializadora de Energia Ltda.	-	-	(28,296)	(35,383)
Marfrig Chile S.A.	173,688	187,567	(1,301)	-
Frigorífico Tacuarembó S.A.	-	-	(24,941)	(19,434)
Inaler S.A.	-	-	-	(1,332)
Prestcott International S.A.	-	-	(4,653)	(7,241)
Establecimientos Colonia S.A.	-	1,347	(5,211)	(5,374)
MF Foods USA, LLC (Marfood)	-	2,355	-	-
Weston Importers Ltd.	1,953,785	2,502,726	-	-
National Beef Packing LLC	-	-	(55)	(372)
MFG Holdings SAU	6,550	31,700	-	(2,145)
Quickfood S.A.	-	-	(9,950)	(1,066)
BRF S.A.	8,318	52,704	-	(792)
Plant Plus Foods Brasil Ltda.	-	207	-	-
Controlling shareholders	-	1	-	-
Key management personnel	47	81	(4,643)	(7,259)
Other related parties (a)	79	99	(115,400)	(350,475)

	2,312,242	2,994,692	(194,450)	(430,909)

(a)	See Note 36.5 – Other related parties.

95

MARFRIG GLOBAL FOODS S.A.
Notes to the individual (Parent Company) and consolidated financial statements
Years ended December 31, 2024 and 2023
(In thousands of Brazilian reais - R$, except where otherwise indicated)

			Consolidated
	Recognized as profit or loss
	Sales		Costs
	YTD	YTD	YTD	YTD
	2024	2023	2024	2023
Controlling shareholders	-	1	-	-
Key management personnel	55	81	(4,643)	(7,259)
Plant Plus Foods Brasil Ltda.	-	207	-	-
Other related parties (a)	79	99	(115,400)	(350,475)

	134	388	(120,043)	(357,734)

(a)	See Note 36.5 – Other related parties.

36.4. Transactions with subsidiaries

On September 3, 2024, subsidiary BRF and the Parent company entered into a supply agreement through which subsidiary BRF will purchase inputs and meat products produced by Marfrig. The agreement will be effective for 24 months from the date of signature, and the invoicing will be made monthly by Marfrig, based on the volume of inputs and meat products acquired by subsidiary BRF. The expenditure estimated for all the agreement period is R$ 550,000.

36.5. Other related parties

The controlling shareholders own membership interests in other entities that have businesses with Marfrig Group. The aggregate amount of transactions is represented above as “other related parties”. Most of transactions refer primarily to sale of animals for slaughter. These transactions are carried out on an arm’s length basis, in accordance with internal guidelines formally established by the Company that are periodically verified by the Company’s Management to attest their compliance with market conditions.

The increase in this balance refers mainly to the contracts signed with MFG Agropecuária Ltda., in order to guarantee the supply of cattle starting in 2024. Based on an amendment signed between the parties, a credit from purchases made between March 2024 and December 2024 is granted, in the amount of R$ 111,558. The realization of this credit will occur starting in February 2025.

37. MANAGEMENT COMPENSATION

The compensation policy is designed to establish the criteria, responsibilities and directions for the short- or long-term compensation program of Marfrig Group’s Management (Bonus and Stock Option). The purpose of this policy is to motivate the Company’s executive officers to grow and develop to achieve maximum performance, in line with the business objectives, through a short- and long-term reward payout.

The Compensation, Corporate Governance and Human Resources Committee is the advisory body to the Board of Directors in assessing management compensation. The committee is composed solely of members of the Company’s Board of Directors and one of them is the Committee Coordinator.

The parameters used to determine management compensation are based on market practices.

37.1. Board of Directors

The compensation of the Board of Directors is set annually for each director and paid monthly, with no variable compensation. The board members’ compensation is determined through market research with the major companies in the industry whereby a compensation base is defined and submitted to the Company’s Compensation, Corporate Governance and Human Resources Committee for validation.

37.2. Officers appointed as per Bylaws

The Board of Executive Officers’ compensation consists of a fixed and a variable portion.

96

MARFRIG GLOBAL FOODS S.A.
Notes to the individual (Parent Company) and consolidated financial statements
Years ended December 31, 2024 and 2023
(In thousands of Brazilian reais - R$, except where otherwise indicated)

Fixed portion

An annual amount is set for each member and paid on a monthly basis.

Variable portion

Consists of short-term (bonus) and long-term (stock option) compensation. In general, the goals set by the Company for Management evaluation refer to economic objectives and individual goals. As part of the compensation payment, the Company may determine that up to 70% of its Managers’ variable compensation be paid by directly granting treasury shares, with the calculation of the share price, in accordance with Article 4, Sole Paragraph of CVM Resolution 77/22, based on the average share price in the last 20 trading sessions prior to the payment date of the variable compensation, which occurred on April 30, 2024.

The gain on the Stock Option Plan is tied to the appreciation of the market price of the share, i.e. the value added to the Company by the performance of the individual and the Management as a whole will reflect on the gain on the stock option plan, maintaining at the same time its interests in line with the Company’s interests in the long term.

The exercise price of the stock options related to share-based compensation under “Specific Programs” is the average of the last 20 trading sessions prior to the first business day of March of each year and the grant price with a 50% discount starting with the grants in 2010.

The vesting period follows these criteria:

●	25% after 12 months of the grant;
●	25% after 24 months of the grant;
●	25% after 36 months of the grant; and
●	25% after 48 months of the grant.

The officers’ compensation is determined through market research with the major companies in the industry whereby measurement criteria are established according to the significance of the position within the organization. The macro policies are approved by the Compensation, Corporate Governance and Human Resources Committee.

37.3. Audit Board

The Company’s Audit Board was set up after approval at the Annual General Meeting held on April 30, 2010. In the by-laws amended by the Special Shareholders’ Meeting held on March 11, 2011, the Audit Board became a permanent body. The Audit Board’s compensation is fixed on an annual basis and paid on a monthly basis. There is no variable portion.

37.4. Consolidated compensation

The compensation of Management and Board members is made up of the compensation of five members of the Board of Directors (the other two opted for not receiving compensation as board members, one of whom is also a member of the Statutory Board of Executive Officers and receives compensation from that body), six members of the Audit Board (three of whom are alternate members) and four officers appointed as per the Company’s bylaws.

The added value of the compensation received by the Company’s Management and Board members for their services is defined through market practices, with the participation of the Compensation, Corporate Governance and Human Resources Committee.

Description	12/31/2024	12/31/2023
Consolidated management compensation	41,820	33,184
Total	41,820	33,184

97

MARFRIG GLOBAL FOODS S.A.
Notes to the individual (Parent Company) and consolidated financial statements
Years ended December 31, 2024 and 2023
(In thousands of Brazilian reais - R$, except where otherwise indicated)

37.5. Stock option plan

In 2024, a total of 30,311 shares were transferred to the Company’s Management under the stock option plans.

The changes in options exercised throughout the fiscal year are shown below:

	Total options exercised by month
	Number of shares exercised	Average market price (R$ per share) (a)
June/24	8,265	11.13
September/24	22,046	14.22

Options exercised in 2024	30,311

(a) Average monthly price disclosed by B3 S.A. - Brasil, Bolsa, Balcão of Marfrig’s common shares, ticker MRFG3.

Consolidated changes	2024	2023
(Options)
Opening balance	30,311	468,263
Options exercised	(30,311)	(409,523)
Options canceled and expired	-	(28,429)

Closing balance	-	30,311

The expected dilution of equity interest of current shareholders, when stock options are exercised at the vesting date, was closed as presented above.

The Company recognized expenses relating to the granting of plans in effect for 2024 and 2023, as detailed below:

Effects from the exercise of options (R$ ’000)	2024	2023
Amount received from disposal of shares - Exercised options	187	1,128
(-) Cost of treasury shares disposed of	(364)	(2,916)

Effect on disposal of shares	(177)	(1,788)

Due to the exercise of stock options, the Company incurred costs with the sale of treasury shares of R$ 364. In 2024, the book value of treasury shares was recorded under the Company’s equity in the amount of R$ 64,620 (R$ 23,277 in 2023).

Changes to the stock option programs are presented below:

Plans	Granting date	Performance (vesting) period	Option expiration date	Options granted	Vested options	Options exercised in the period	Options exercised and/or canceled in prior periods	Outstanding agreements	Option exercise price
Options Exercised/Canceled in Previous Periods				12,954,382	12,924,071	-	12,924,071	30,311	-

ESP XIV LP 19-20	11/11/2020	3/3/2024	2/9/2024	30,311	30,311	30,311	-	-	R$ 6.1857

Total at	12/31/2024			12,954,382	12,954,382	30,311	12,924,071	-

98

MARFRIG GLOBAL FOODS S.A.
Notes to the individual (Parent Company) and consolidated financial statements
Years ended December 31, 2024 and 2023
(In thousands of Brazilian reais - R$, except where otherwise indicated)

37.6. Direct granting of shares

In 2024, 1,272,107 shares were transferred to the Company’s Management.

Total shares granted by month
Period	Number of shares granted
January	1,378
February	1,241
April	458,636
May	248,181
June	12,140
July	4,255
August	4,300
September	5,223
October	418,492
November	1,434
December	116,827

Shares granted - 2024	1,272,107

38. ADDITIONAL INFORMATION OF THE CASH FLOW STATEMENTS

In compliance with items 43 and 44(a) of NBC TG 03/R3 (CVM Resolution 92/22) - Statement of Cash Flows, the following table presents the changes in liabilities from financing activities arising from operations with and without cash effect.

Parent
Description	Balance at December 31, 2023	Cash flow	New contracts	Non-cash change			Balance at December 31, 2024
				Exchange rate fluctuation	Reclassification to assets held for sale	Other (a)
Loans, financing and debentures	12,394,670	600,919	-	1,238,252	5,280,407	1,739,610	21,253,858
Lease payable	17,990	(5,394)	360,608	-	(676)	1,327	373,855
Capital reserves and treasury shares	(515,881)	(560,970)	-	(433,432)	-	(631,153)	(2,141,436)
Financial investments and marketable securities	2,087,328	3,630,618	-	-	-	-	5,717,946

	13,984,107	3,665,173	360,608	804,820	5,279,731	1,109,784	25,204,223

(a)	The amounts presented under other for loans, financing, debentures and leases payable refer to interest expenses incurred, cost of issuing in financial operations and adjustment to present value of leases in the fiscal year.

							Consolidated
Description	Balance at December 31, 2023	Cash flow	Non-cash change				Balance at December 31, 2024
			New contracts	Exchange rate fluctuation	Reclassification to assets held for sale	Other (a)
Non-controlling interest	17,258,511	(638,356)	-	(373,957)	-	867,770	17,113,968
Loans, financing and debentures	51,585,592	(9,081,859)	-	8,945,412	5,280,407	4,394,079	61,123,631
Lease payable	4,238,561	(1,314,391)	1,736,088	212,189	(676)	24,429	4,896,200
Capital reserves and treasury shares	(515,881)	(1,210,856)	-	(433,432)	-	18,733	(2,141,436)
Financial investments and marketable securities	15,738,139	2,384,349	-	204,151	-	-	18,326,639

	88,304,922	(9,861,113)	1,736,088	8,554,363	5,279,731	5,305,011	99,319,002

(a)	The amounts presented under other for loans, financing, debentures and leases payable refer to interest expenses incurred, cost of issuing in financial operations and adjustment to present value of leases in the fiscal year and for non-controlling interest refers to the amount attributed to profit or loss for the fiscal year.

99

MARFRIG GLOBAL FOODS S.A.
Notes to the individual (Parent Company) and consolidated financial statements
Years ended December 31, 2024 and 2023
(In thousands of Brazilian reais - R$, except where otherwise indicated)

39. EVENTS AFTER THE REPORTING PERIOD

Sale of assets

On February 11, 2024, there was an update on the sale of Uruguay assets (“discontinued operation”), as disclosed in Note 12 – Assets and liabilities held for sale and discontinued operations.

100